



2025 Proxy Statement
April 30, 2025



Message to our Shareholders

Stephen G. Oswald
Chairman, President and
Chief Executive Officer

Dear Fellow Shareholders:

It is my pleasure to invite you to the 2025 Ducommun Incorporated Annual Meeting of Shareholders (the "Annual Meeting").

Once again, our Annual Meeting will be conducted online through a live audiocast, which is often referred to as a "virtual meeting" of shareholders. Our digital format will allow our shareholders to participate conveniently and effectively from any location with access to the Internet. We intend to hold our virtual Annual Meeting in a manner that affords shareholders the same general rights and opportunities to participate, to the extent possible, as they would have at an in-person meeting.

The Annual Meeting will be held on Wednesday, April 30, 2025 at 9:00 a.m., Pacific Time and you will be able to attend online, vote your shares electronically, and submit your questions by visiting www.virtualshareholdermeeting.com/DCO2025 and entering your control number. You will not be able to attend the Annual Meeting in person. The attached Notice of Annual Meeting of Shareholders and Proxy Statement discuss the items scheduled for a vote by shareholders at the meeting.

The Securities and Exchange Commission rules allow companies to furnish proxy materials to their shareholders over the Internet. As a result, most of our shareholders will receive a notice in the mail regarding the availability of proxy materials for the Annual Meeting on the Internet instead of paper copies of those materials. The notice contains instructions on how to access the proxy materials over the Internet and instructions on how shareholders can receive paper copies of the proxy materials, including a proxy or voting instruction form. This process expedites shareholders' receipt of proxy materials and lowers the cost of our Annual Meeting. The Board of Directors has fixed the close of business on March 5, 2025, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting.

2024 marked Ducommun's 175th anniversary as the oldest continuously operating company in California and I wanted to personally thank all our shareholders for their support and contributions to the Company's success! Management continued to build on its demonstrated track record of strong operational leadership and prudent cost management in making excellent progress towards the goals in its VISION 2027 game plan for investors. This included increasing the revenue percentage from engineered products and aftermarket content, expanding our presence on key commercial aerospace platforms, executing our off-loading strategy with defense primes, consolidating our facility footprint and expanding our net income as a percentage of net revenues to 4% and Adjusted EBITDA as a percentage of net revenues to approximately 15%. As a result, our shareholders were the beneficiaries of a 22% increase in stock price and 24% year-over-year increase in market capitalization, a new all-time annual revenue record of approximately $786.6M, increased margins and a relative total shareholder return that continues to consistently outperform others in our proxy talent peer group. I also want to welcome our newest Board members, Daniel Korte and Daniel Boehle, to the Company. With their superior operational and financial expertise, we are thrilled with the fresh perspectives they bring to our Board. Messrs. Dean Flatt and Robert Ducommun will both be retiring as of this year's Annual Meeting and on behalf of our shareholders I want to convey our sincere gratitude for their many years of invaluable service to the Board. Thank you again to our shareholders for your support of the Company and we are extremely excited about the unique value creation opportunity that lies ahead as we continue to execute our VISION 2027 Strategy!

Finally, it is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please sign, date and return the enclosed proxy card or vote by telephone or using the Internet as instructed on the enclosed proxy materials. Please vote your shares as soon as possible. This is your Annual Meeting, and your participation is important.

Sincerely,

Stephen G. Oswald



600 Anton Blvd., Suite 1100
Costa Mesa, California 92626-7100
(657) 335-3665

April 30, 2025

DATE & TIME:
Wednesday, April 30, 2025
9:00 a.m. Pacific Time

PLACE: Online via live audio webcast at
www.virtualshareholdermeeting.com/DCO2025

NOTICE
of Annual Meeting of Shareholders

RECORD DATE:

March 5, 2025

Your vote is very important. Please read the proxy materials carefully and submit your votes as soon as possible by the methods set forth below to ensure your shares are represented at the 2025 Annual Meeting of Shareholders. Instructions for accessing the virtual annual meeting are more fully described in the accompanying proxy statement. The record date for the annual meeting is March 5, 2025. Only shareholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on April 30, 2025:

The Notice of Annual Meeting, our Proxy Statement and our Annual Report to Shareholders are available at *http://materials.proxyvote.com/264147*

Meeting Agenda

1. Elect two directors named in the Proxy Statement to serve on the Board of Directors until Ducommun's 2028 Annual Meeting of Shareholders and until their successors have been duly elected and qualified, subject to their earlier death, resignation or removal

2. Approve Ducommun's executive compensation on an advisory basis

3. Ratify the selection of PricewaterhouseCoopers LLP as Ducommun's independent registered public accounting firm for the year ending December 31, 2025

4. Transact any other business as may properly come before the meeting or any adjournment thereof

By Order of the Board of Directors

Costa Mesa, California   Rajiv A. Tata
March 14, 2025   Secretary

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.



BY INTERNET
Go to www.proxyvote.com and follow the instructions



BY TELEPHONE
Call 1-800-690-6903 prior to 11:59 pm on April 29, 2025



BY MAIL
Sign the enclosed proxy card and mail it promptly in the enclosed postage-prepaid envelope



AT THE MEETING
See page 84 for more information.

TABLE OF CONTENTS

Proxy Summary

This proxy summary highlights information generally contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and we encourage you to read the entire Proxy Statement before voting your shares. For additional and more complete information regarding our 2024 performance, please review Ducommun's Annual Report on Form 10-K for the year ended December 31, 2024.

This Proxy Statement is first being made available to our shareholders on or about March 14, 2025.

2025 Annual Meeting of Shareholders



Date and Time:	Place:	Record Date:
Wednesday, April 30, 2025 at 9:00 a.m. Pacific Time	Online via live audio webcast at www.virtualshareholdermeeting.com/DCO2025	March 5, 2025

Admission: To participate in the Annual Meeting online, including voting during the Annual Meeting, shareholders will need the 16-digit control number included on their proxy card, the Notice or voting instruction form, or contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) to obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

Meeting Agenda and Voting Matters

Proposal	Board's recommendation	More information
Elect two Directors to serve until the 2028 Annual Meeting	**FOR** each nominee	Page 9
Approve Ducommun's executive compensation on an advisory basis	**FOR**	Page 42
Ratify the selection of the independent registered public accounting firm	**FOR**	Page 84

2024 Performance and Ten-Year Highlights

Results for the year ended December 31, 2024, Ducommun's 175th continuous year in business, serve as demonstrated evidence that the Company's VISION 2027 Strategy is working as intended. We successfully increased the percentage of revenue from our Engineered Products business and aftermarket content, expanded our presence on key commercial aerospace platforms with Airbus and business jets, executed our off-loading strategy with defense primes, consolidated our facility footprint and continued to expand margins all while overcoming challenges relating to workforce availability, inflationary pressures and significant headwinds in the commercial aerospace market. As a result, Ducommun attained a 22% increase in stock price between December 31st of 2023 and 2024, a 24% increase in its market capitalization over the prior year, all-time high revenues of $786.6M and an impressive 21% increase in gross profit over the prior year, all of which are expected to accelerate the achievement of our strategic goals and objectives under the VISION 2027 game plan for investors. 2024 also marked the seventh full year since Mr. Oswald, our Chairman, President and CEO, joined the Company, and the graphs below depict the significant positive impact his leadership has had on our performance along several key metrics:

2015 - 2024 Shareholder Value by Market Capitalization (in $millions)[1]



2015 - 2024 Net Revenue (in $millions)



2015 - 2024 Gross Profit (in $millions)



2015 - 2024 Gross Profit Margin



2015 - 2024 Net Income (in $millions)[2]



2015 - 2024 Adjusted EBITDA (in $millions)[3]



2015 - 2024 Adjusted EBITDA Margins[3]



2015 - 2024 Employee Count and Net Revenue per Employee



2015 - 2024 Remaining Performance Obligations (in $millions)[4]



2015 - 2024 Backlog (in $millions)[3]



(1) 2024 data based on 14,781,218 shares outstanding and closing price of $63.66 per share as of December 31, 2024.

(2) Net income for 2021 includes $103 million from the sale-leaseback of our Gardena, CA performance center.

(3) Adjusted EBITDA, Adjusted EBITDA Margins and Backlog are non-GAAP financial measures. For a discussion of these measures and for a reconciliation to the most directly comparable GAAP measures, please see Appendix A to this Proxy Statement.

(4) Remaining performance obligations did not exist prior to the adoption of ASC 606 in 2018 and there is no reconciliation between GAAP remaining performance obligations and the non-GAAP backlog amount.

Total Shareholder Return vs. Proxy Talent Peers and Russell 2000



**Comparison of 5 Year* Cumulative Total Return
Ducommun Inc. vs. Median of Peers** and Russell 2000
Assumes Initial Investment of $100 as of
December 31, 2019**

● Ducommun Inc.　　● Russell 2000 Index　　● Median of Peers

*　Data depicted in the graph is as of December 31 of each year.

**　For information about our talent peer group, please see "Compensation Discussion and Analysis–Benchmarking and Proxy Talent Peer Group."

	Cumulative Total Shareholder Return as of December 31,				
	2020	2021	2022	2023	2024
Ducommun Incorporated	$ 106	$ 93	$ 99	$ 103	$ 126
Russell 2000 Index	$ 120	$ 138	$ 110	$ 128	$ 143
Median of Proxy Talent Peers	$ 86	$ 79	$ 70	$ 95	$ 108

Our relative total shareholder return compared to the Russell 2000 Index over the 3-year period between 2022 and 2024 was in the 79th percentile, ranking 368th out of 1,720 companies.[1]

(1)　"Final Payout Determination for Performance Shares Granted in 2022," Willis Towers Watson LLC, January 14, 2025.

Information About the Board of Directors

Director	Age	Gender	Principal Occupation	Director Since	Term Expires	Independent?	Committees
Nominees For Election							
Daniel G. Korte*	64	M	Global Vice President of Aerospace, PPG Industries Inc. (Ret.)	2024	2025	Yes	G&N
Daniel L. Boehle*	53	M	Executive Vice President and Chief Financial Officer, TTM Technologies, Inc.	2024	2027	Yes	Audit
Continuing Directors							
Richard A. Baldridge	66	M	Vice Chairman, Viasat, Inc. (Ret.)	2013	2026	Yes	Audit, Innovation
David B. Carter	67	M	Senior Vice President, Engineering, Pratt & Whitney Company, Inc. (Ret.)	2024	2027	Yes	Innovation
Shirley G. Drazba Lead Independent Director	67	F	Corporate Vice President, Product Line Strategy and Innovation, IDEX Corporation (Ret.)	2018	2027	Yes	Comp (chair), G&N
Stephen G. Oswald	61	M	Chairman, President and Chief Executive Officer, Ducommun Incorporated	2017	2026	No	Innovation (chair)
Sheila G. Kramer	65	F	Chief Human Resources Officer, Donaldson Company, Inc. (Ret.)	2021	2027	Yes	Comp, G&N (chair)
Samara A. Strycker	53	F	Executive Vice President and Chief Financial Officer, International Motors, LLC (f/k/a) Navistar International Corporation	2021	2026	Yes	Audit (chair), Comp
Retiring Directors							
Robert C. Ducommun	73	M	Business Advisor	1985	2025	Yes	Audit, G&N
Dean M. Flatt	74	M	President, Defense & Space, Honeywell International (Ret.)	2009	2025	Yes	Comp, G&N

* Messrs. Korte and Boehle were elected as Class 2025 and 2027 Directors, respectively, by the Board effective November 5, 2024. On March 13, 2025, Mr. Boehle tendered his resignation as a Class 2027 Director, which resignation will become effective as of immediately prior to the election of directors at the Annual Meeting. See "Proposal 1 – Election of Directors" for additional information regarding the proposed change to Mr. Boehle's Director class.

Ducommun is very proud that members of our Board of Directors (the "Board") possess a variety of professional and personal backgrounds, expertise, and leadership capabilities and experiences that contribute to the quality of the Board's oversight and which we believe are essential components of effective governance. The tenure of our directors, both pre- and post-annual meeting, is summarized in the graphs below.

Directors' Tenure (Pre-Annual Meeting)



Directors' Tenure (Post-Annual Meeting, Assuming Election of Director Nominees)



Corporate Governance Highlights

- Stringent stock ownership guidelines for directors and executive officers
- Lead Independent Director with significant authority and responsibilities
- Robust Board refreshment program
- All Board committees except the Innovation Committee are made up entirely of independent directors
- The Board and each of its committees conducts an annual self-evaluation
- All directors attended over 80% of the aggregate of all Board and applicable committee meetings during 2024

- Board-level oversight of Corporate and Environmental Responsibility ("CER") and cybersecurity programs
- Regular shareholder engagement activities
- Amended and Restated Clawback Policy applies to all incentive-based compensation in compliance with Rule 10D-1 under the Securities and Exchange Act of 1934
- Company-wide Policy on Trading in Securities prohibits hedging or pledging Ducommun securities
- Annual advisory vote on executive compensation
- Confidential ethics hotline available 24/7 by telephone or internet

Executive Compensation Highlights

Our executive compensation program is oriented towards a pay-for-performance approach. In 2024, performance-based compensation represented a significant percentage of the total target compensation for each of the named executive officers as depicted below.

2024 Target Pay Mix*

CEO Compensation Mix at Target



Average of Other NEO Compensation Mix at Target



* "Long-Term Incentives" includes the grant date closing price value of both equity and cash awards based on EPS/rTSR and Revenue (each as defined below) in 2024. Please also note that we do not offer any type of pension plan for our CEO or NEOs.

Paying for Performance

In 2024, we continued to maintain robust pay-for-performance practices. All annual and performance-based long term incentive payouts reflect our performance against our 2024 goals:

We delivered strong financial performance in 2024	277% 2024 Annual Incentive Plan Payout for our NEOs	169% 2024 Performance Stock Unit Payout for our NEOs

High Say on Pay

Consistent Shareholder Approval 94% - Two-Year Average of Shareholder Votes in Favor of Say-On-Pay	Significant majority of target total direct compensation for the named executive officers was based on performance	We have a clawback policy in place for all incentive-based compensation
	Executives and directors are subject to demanding stock ownership guidelines	We provide only modest perquisites to retain our named executive officers

Environmental and Safety Highlights

Over the four years between January 1, 2021, and December 31, 2024, Ducommun's lost time incident rate[4] dropped to 0.04, an 87% decrease over the period, which was a remarkable achievement, and our total recordable incident rate[5] decreased by approximately 54% during that same time frame:



Between 2021 and 2024, there was an impressive 27% decrease in our combined Scope 1 and 2 greenhouse gas emissions, and 45% of Ducommun's energy needs were obtained from renewable sources in 2024:





(4) Lost time incidents are defined as incidents that resulted in days away from work. This measure is similar to the days away, restricted or transferred metric utilized by the Occupational Safety and Health Administration. The annual lost time incident rate is calculated by dividing the total number of lost time injuries in a year by the total number of hours worked in a year.

(5) The total recordable incident rate is calculated by multiplying the annual number of OSHA Recordable Cases by 200,000, and dividing the product by the total hours worked by all employees during the year. The number 200,000 is used in the calculation to represent the number of hours worked in a year by 100 employees working 40 hours per week over 50 weeks, which provides the basis for calculating the incident rate for the entire year.

Important Note Regarding Forward-Looking Statements and Website References

This Proxy Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding the future results of our operations, expected benefits from the execution of our VISION 2027 Strategy, our corporate responsibility initiatives, including our Corporate Environmental Responsibility ("CER") Program, employment and environmental matters, philanthropic initiatives, data privacy and cybersecurity programs, and business risks and opportunities, as well as statements from third parties about our CER performance and risk profile made in this Proxy Statement are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Forward-looking statements are not guarantees or promises that goals or targets will be met. Actual results could differ materially for a variety of reasons. In addition, historical, current, and forward-looking sustainability-related statements may be based on current or historical goals, targets, aspirations, commitments, or estimates; standards for measuring progress that are still developing; diligence, internal controls, and processes that continue to evolve; data, certifications, or representations provided or reviewed by third parties, including information from previously acquired entities that is incomplete or subject to ongoing review or has not yet been integrated into our reporting processes; and assumptions that are subject to change in the future. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2024 Annual Report on Form 10-K under the heading "Risk Factors". Website references throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proposal 1
Election of Directors

Our Board is divided into three classes, with one class elected at each annual meeting of shareholders. Directors of each class are elected to serve for three-year terms. Pursuant to the Company's Amended and Restated Bylaws (the "Bylaws"), the Board is authorized to fix by resolution from time to time the size of the Board, provided that the Board consists of not less than six nor more than ten directors. The Board has by resolution fixed the size of the Board at ten directors effective until immediately prior to the election of directors at the Annual Meeting, at which time the Board has fixed the size of the Board at eight directors.

Two directors (out of a total of eight) are to be elected at the Annual Meeting to serve for a three-year term ending at the Annual Meeting of Shareholders in 2028 and the election and qualification of their respective successors. In accordance with the Company's Corporate Governance Guidelines, directors will generally not be nominated for election after attaining the age of 73, and accordingly, Messrs. Robert C. Ducommun and Dean M. Flatt will be retiring from the Board upon the election of directors at the Annual Meeting. The Board is most grateful to and thanks Mr. Ducommun for his 40 years of service and to Mr. Flatt for his 16 years of service.

In light of Messrs. Ducommun and Flatt's retirements, our Board class requirements under our Certificate of Incorporation, and the vacancies that will emerge in our Class of 2028 Directors, among other factors, on March 13, 2025, our Board, upon the recommendation of our Corporate Governance and Nominating Committee, determined that it was advisable to nominate Mr. Daniel Boehle to stand for election as a Class of 2028 Director at the Annual Meeting, subject to Mr. Boehle agreeing

to tender his resignation as a Class 2027 Director effective as of immediately prior to the election of directors at the Annual Meeting, which resignation Mr. Boehle tendered on March 13, 2025. If elected at the Annual Meeting, Messrs. Korte and Boehle will serve for a three-year term ending at the Annual Meeting of Shareholders in 2028 and until their respective successors have been duly elected and qualified, subject to their earlier death, resignation, or removal. Having Messrs. Korte and Boehle stand for election at the Annual Meeting provides our shareholders with the opportunity to vote upon our newest Board members.

In the absence of a contrary direction, proxies will be voted for the election of Mr. Korte and Mr. Boehle. If any nominee becomes unable or unwilling to serve as a director at the time of the Annual Meeting, the individuals named as proxies may vote for a substitute nominee chosen by the present Board to fill the vacancy. Alternatively, the Board may reduce its size. We have no reason to believe that Mr. Korte or Mr. Boehle will be unwilling or unable to serve for the stated term if elected as directors. In the event that anyone other than Ducommun's two nominees is nominated for election as a director, the individuals named on the proxy card (the "Proxy Holders") are not required to vote for all of the nominees and in their discretion may cumulate votes.

> ✓ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" THE ELECTION OF MR. BOEHLE AND MR. KORTE AS CLASS OF 2028 DIRECTORS.

Corporate Governance

Directors' Skills and Diversity

The Board of Directors believes that its members should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our management and support the interests of our shareholders. In addition, the Board has outlined in our Corporate Governance Guidelines certain attributes it believes every director should possess. Accordingly, the Board and its Corporate Governance and Nominating Committee consider the qualifications of directors and director candidates both individually and in the broader context of the Board's overall composition and our current and future needs.

The Corporate Governance and Nominating Committee is responsible for developing and recommending director membership criteria to the Board for approval. The current criteria include experience and expertise, sound judgment, a record of accomplishment in areas relevant to our business activities, unquestionable integrity, a commitment to representing the interests of the Company's shareholders in fulfillment of our goals and objectives, the willingness to devote sufficient time, energy and attention to Board activities, and the absence of potential conflicts with our interests. In addition, the Corporate Governance and Nominating Committee periodically evaluates the composition of the Board to assess the skills, experience and perspectives that are currently represented, to determine which of those attributes will be valuable in the future given our current state and strategic direction under our VISION 2027 game plan for investors, and to evaluate the effectiveness of the overall Board dynamic.

While we do not have a formal policy on Board diversity, Ducommun's Corporate Governance Guidelines reflect the Board's belief that a blend of different professional experiences and personal perspectives contributes to the quality of the Board's oversight and are essential enablers of effective governance. With that, we are committed to the belief that Board diversity is not reflected solely in the variety of our directors' professional backgrounds and experiences, but rather that the quality of our deliberations and decisions, and of our overall governance, is enhanced by the perspectives represented by directors with cognitive diversity and a wide range of personal characteristics, particularly, gender, race, cultural heritage and age. As a result, the Corporate Governance and Nominating Committee has been deliberate in striving to achieve a broad range of diversity in the pools from which qualified director candidates are selected, as it has worked over the past few years to identify successors to a group of very capable directors. Over that time and with the assistance of Spencer Stuart, an independent executive search firm, the Corporate Governance and Nominating Committee successfully identified and engaged Mmes. Drazba, Kramer and Strycker, and more recently, Messrs. Carter, Korte and Boehle, each from competitive pools of candidates, and recommended to the Board that they each be appointed as directors. These appointments are part of Ducommun's robust director refreshment program designed to help ensure that the Company's Board has the best mix of skills, cognitive diversity and a variety of experiences necessary to support Ducommun's leadership team in driving our VISION 2027 Strategy and enhance shareholder value.

The Corporate Governance and Nominating Committee supports the Board's commitment to engaging a diverse field of director candidates. The Corporate Governance and Nominating Committee is confident that this commitment will contribute to better representation and higher visibility for individuals with diverse perspectives and personal characteristics.

In evaluating director candidates and considering incumbents for re-nomination to the Board, the Corporate Governance and Nominating Committee has reviewed a variety of factors, including each nominee's independence, financial literacy, personal and professional accomplishments and experience. Below is a matrix of the skills represented by our director nominees and continuing directors.

Senior Leadership

10 out of 10

Experience leading organizations, developing business strategies and talent is vital to the long-term success of our business

Global/International

9 out of 10

Experience necessary for expanding the footprint of the organization

Financial

4 out of 10

Expertise with complex financial transactions and optimizing deal structure

Aerospace & Defense Industry Experience

9 out of 10

Experience that provides insight on, and the ability to successfully navigate issues unique to the A&D industry

Manufacturing

9 out of 10

Experience required to successfully oversee the operations of a complex A&D business

Technology

6 out of 10

Experience critical for identifying technological advances that may affect our business

Strategy, Business Development and M&A

8 out of 10

Experience in these areas is critical for supporting management's execution of our VISION 2027 Strategy

Product Marketing/ Innovation

5 out of 10

Experience with new product development and associated processes and growing market share

Cybersecurity/ Information Security

5 out of 10

Experience with and the ability to successfully oversee the implementation of measures to prevent data breaches

Human Capital

6 out of 10

Expertise in compensation design and managing human capital to support the execution of our VISION 2027 Strategy

Sustainability

4 out of 10

Experience is vital to minimize the impact of our operations, promote corporate responsibility and ensure the sustainability of the organization

Public Company Board

3 out of 10

Experience is necessary for understanding the extensive and complex oversight responsibilities that are required to protect the interests of our shareholders

Directors' Backgrounds and Qualifications

The following information is furnished as of March 14, 2025, with respect to each person who is a nominee for election to the Board, as well as our other six directors whose terms of office will continue after the Annual Meeting.

Nominees For Election



DANIEL B. KORTE
Global Vice President, PPG Industries, Inc. (Ret.)

Age: 64

Director Since: 2024

Term Expires: 2025*

Committee:
- Corporate Governance & Nominating

Professional background

Mr. Korte is the retired Global Vice President of Aerospace at PPG Industries, Inc. ("PPG"), a leading provider of innovative solutions for the aerospace industry, a position he occupied for five years until his retirement in 2023. Mr. Korte previously served as Chief Executive Officer of LMI Aerospace, Inc. between 2014 and 2017 and as President, Defense, Rolls-Royce North America, Inc. ("RRNA") between 2009 and 2012. Prior to his tenure at RRNA, Mr. Korte served in various leadership positions at The Boeing Company between 1985 and 2009.

Key qualifications

As former Global Vice President of Aerospace at PPG, Mr. Korte brings to the Board demonstrated expertise in identifying and capitalizing on global market opportunities that drive revenue and profitable growth and an understanding of the commercial and defense aerospace markets that Ducommun serves.

Other public company directorships

Woodward, Inc. (since 2017)



DANIEL L. BOEHLE
Executive Vice President and Chief Financial Officer, TTM Technologies, Inc.

Age: 53

Director Since: 2024

Term Expires: 2027*

Committee:
- Audit

Professional background

Mr. Boehle currently serves as the Executive Vice President and Chief Financial Officer at TTM Technologies, Inc., a position he has held since September 2023. Mr. Boehle previously served as Vice President and Chief Financial Officer at Aerojet Rocketdyne, Inc. ("Aerojet") from 2020 to 2023, where he drove profitable growth and was actively involved in financial aspects of the strategic analysis that resulted in Aerojet's $4.7B sale to L3 Harris.

Key qualifications

As Executive Vice President and Chief Financial Officer of TTM Technologies, Mr. Boehle brings to the Board over 25 years of experience working with defense manufacturing companies and financial expertise.

* Messrs. Korte and Boehle were elected as a Class 2025 and 2027 Directors, respectively, by the Board effective November 5, 2024. On March 13, 2025, Mr. Boehle tendered his resignation as a Class 2027 Director, which resignation will become effective as of immediately prior to the election of directors at the Annual Meeting. See "Proposal 1 – Election of Directors" for additional information regarding the proposed change to Mr. Boehle's Director class.

Continuing Directors



RICHARD A. BALDRIDGE
Vice Chairman, Viasat, Inc. (Ret.)

Age: 66

Director Since: 2013

Term Expires: 2026

Committees:
- Audit and Innovation

Professional background

Mr. Baldridge served as Vice Chairman of Viasat, Inc., a global communications company, from July 2022 until his retirement in June 2023. Mr. Baldridge joined Viasat in 1999, serving as Executive Vice President, Chief Financial Officer and Chief Operating Officer from 2000 to 2002, as Executive Vice President and Chief Operating Officer from 2002 to 2003, as President and Chief Operating Officer from 2003 to 2020, and as President and Chief Executive Officer from November 2020 until June 2022. In July 2022, Mr. Baldridge was appointed Vice Chairman of Viasat until his retirement from that role in June 2023. Mr. Baldridge continues to serve on the board of directors of Viasat. Before joining Viasat, Mr. Baldridge was Vice President and General Manager of Raytheon Corporation's Training Systems Division, and he held executive roles with Hughes Information Systems and Hughes Training Inc. before they were acquired by Raytheon in 1997. Mr. Baldridge is also a director of EvoNexus, a non-profit business incubator.

Key qualifications

From his almost 25 years of experience in executive leadership roles at a leading provider of satellite communications systems and services and secure networking systems, Mr. Baldridge contributes to the Board broad operational and financial experience and an understanding of the defense markets that Ducommun serves.

Other public company directorships
Viasat, Inc. (since 2016)



DAVID B. CARTER
Senior Vice President, Engineering, Pratt & Whitney Company, Inc. (Ret.)

Age: 67

Director Since: 2024

Term Expires: 2027

Committee:
- Innovation

Professional background

Mr. Carter is the retired Senior Vice President of Engineering, Pratt & Whitney Company, Inc., an aerospace manufacturer that is a subsidiary of Raytheon Technologies Corporation, a position he occupied for four years until his retirement in 2019. Mr. Carter was previously the Senior Vice President, Engineering, Operations and Quality at UTC Aerospace Systems from 2015 to 2016 and served as its Vice President, Engineering and Technology from 2012 to 2015.

Key qualifications

As former Senior Vice President, Engineering at Pratt & Whitney, Mr. Carter brings to the Board experience in all aspects of technology development, product design and certification and an understanding of the defense markets that Ducommun serves.



SHIRLEY G. DRAZBA

LEAD INDEPENDENT DIRECTOR

Corporate Vice President, Product Line Strategy & Innovation, IDEX Corporation (Ret.)

Age: 67

Director Since: 2018

Term Expires: 2027

Committees:
- Compensation (Chair) and Corporate Governance & Nominating

Professional background

Ms. Drazba served as Corporate Vice President, Product Line Strategy & Innovation for IDEX Corporation, which designs, manufactures and markets a range of pump products, dispensing equipment and other engineered products, both domestically and abroad, from 2014 until her retirement in 2017. Before that, Ms. Drazba spent almost 20 years at Honeywell International, Inc., a manufacturer of aerospace products and services, control technologies, automotive products, turbochargers and specialty materials, in increasingly important technical and engineering leadership positions.

Key qualifications

As a long-time executive responsible for product strategy, innovation and commercial excellence, Ms. Drazba contributes to the Board extensive experience in creating high value opportunities for Ducommun's product lines, as well as experience in market positioning and leading strategic acquisitions to enhance product portfolios.



STEPHEN G. OSWALD
Chairman, President and
Chief Executive Officer

Age: 61

Director Since: 2017

Term Expires: 2026

Committee:
- Innovation (Chair)

Professional background

Mr. Oswald has been the President and Chief Executive Officer of Ducommun since January 2017, and Chairman of the Board since May 2018. From 2012 to 2015, Mr. Oswald was Chief Executive Officer of Capital Safety Company, a manufacturer of fall protection, confined space and rescue equipment. He elected to take time off from his career after the sale of Capital Safety Company to 3M Co. to manage personal investments. Before joining Capital Safety Company, Mr. Oswald spent approximately 15 years in various leadership roles at United Technologies Corporation, including as President of the Hamilton Sundstrand Industrial division.

Key qualifications

As Chairman, President and Chief Executive Officer, Mr. Oswald provides management's perspective in Board discussions about Ducommun's business and strategic direction.



SHEILA G. KRAMER
Chief Human Resources
Officer, Donaldson Company,
Inc. (Ret.)

Age: 65

Director Since: 2021

Term Expires: 2027

Committees:
- Corporate Governance
  & Nominating (Chair) and
  Compensation

Professional background

Ms. Kramer served as the Chief Human Resources Officer of Donaldson Company, Inc., a $4 billion company and provider of filtration solutions for mobile, industrial and life sciences markets since January 2020 until her retirement in November 2024. Ms. Kramer joined Donaldson Company, Inc. in October 2015 as its Vice President, Human Resources. From 2013 to 2015, Ms. Kramer was Vice President, Human Resources of Taylor Corporation, a premier provider of interactive printing and marketing solutions to more than half of Fortune 500 companies. Before joining Taylor Corporation, Ms. Kramer spent approximately 22 years in various leadership roles at Lifetouch, Inc., one of the world's largest employee-owned photography companies.

Key qualifications

As the former Chief Human Resources Officer of Donaldson Company, Inc., Ms. Kramer contributes to the Board extensive senior leadership experience as well as direction on human capital issues pertinent to Ducommun's CER program.



SAMARA A. STRYCKER
Executive Vice President
and Chief Financial Officer,
International Motors, LLC

Age: 53

Director Since: 2021

Term Expires: 2026

Committees:
- Audit (Chair) and
  Compensation

Professional background

Ms. Strycker has been the Executive Vice President and Chief Financial Officer of International Motors, LLC f/k/a Navistar International Corporation ("Navistar"), a $11 billion company and leading provider for commercial trucks and engines since February 2025. Prior to that, she served as Senior Vice President, Corporate Controller and Treasurer at Navistar between January 2022 and December 2024, and as the Senior Vice President and Corporate Controller between August 2014 and January 2022. Between 2008 and 2014, Ms. Strycker served in various controllership roles at General Electric's Healthcare Division. Before joining General Electric, Ms. Strycker spent approximately 15 years as an auditor with PricewaterhouseCoopers LLP.

Key qualifications

As Executive Vice President and Chief Financial Officer of International Motors, LLC, Ms. Strycker contributes to the Board extensive senior leadership experience and financial expertise.

Retiring Directors



DEAN M. FLATT
President, Defense & Space, Honeywell International, Inc. (Ret.)

Age: 74

Director Since: 2009

Term Expires: 2025

Committees:
- Corporate Governance & Nominating and Compensation

Professional background
Mr. Flatt is the retired President, Defense & Space of Honeywell International, Inc., a position he occupied for three years until his retirement in 2008. Mr. Flatt was previously President, Aerospace Electronic Systems and President, Performance Materials at Honeywell.

Key qualifications
As the former President of several divisions of one of the world's largest avionics manufacturers, Mr. Flatt contributes to the Board diverse operational experience and an understanding of technologies relevant to the Company's business.

Other public company directorships
Curtiss-Wright Company (since 2012)



ROBERT C. DUCOMMUN
Business Advisor

Age: 73

Director Since: 1985

Term Expires: 2025

Committees:
- Audit and Corporate Governance & Nominating

Professional background
Mr. Ducommun has been an independent business advisor for over 30 years. He was previously the Chief Financial Officer for several private companies and a management consultant with McKinsey & Company.

Key qualifications
As a former management consultant and Chief Financial Officer, Mr. Ducommun brings to the Board substantial financial acumen and leadership in setting the strategic direction for the Company and also provides guidance on various CER initiatives.

Director Independence

Our Corporate Governance Guidelines provide that a majority, and preferably at least two-thirds, of the Board must be independent. Accordingly, the Board has determined that each of Mmes. Drazba, Kramer and Strycker, as well as Messrs. Baldridge, Boehle, Carter, Ducommun, Flatt, and Korte qualify as independent directors as defined in the New York Stock Exchange's ("NYSE") listing standards.



Board Leadership Structure

- Stephen G. Oswald serves as the Chairman, President and Chief Executive Officer
- Shirley G. Drazba serves as the Lead Independent Director
- 9 of our 10 current directors are independent under the NYSE listing standards
- All of the members of the Board's Audit, Compensation and Corporate Governance & Nominating Committees are independent

Our Bylaws provide the Board with the discretion to elect a Chairman who may or may not be one of our officers, and this flexibility enables the Board to decide what leadership structure is in shareholders' best interests at any given time. Moreover, the Board periodically reviews its structure and leadership as part of its succession planning process. As a result of such reviews, Mr. Oswald has served as Chairman since our 2018 annual meeting.

Specifically, the independent members of the Board have determined that, at this time, having the same person serve as Chairman and CEO provides us with the most effective leadership structure because:

- A combined Chairman-CEO structure provides the Company with a senior leader who serves as the primary liaison between our Board and management, as well as the primary public face of Ducommun, which demonstrates clear accountability to shareholders, customers and other stakeholders, and which has been very effective and efficient in executing management's VISION 2027 Strategy and creating value for shareholders.
- Our CEO has extensive knowledge of all aspects of our business, operations and risk, which facilitates more effective discussions with the Board via his capacity as Chairman.
- A combined Chairman-CEO role is a valuable resource to independent directors during and in between Board meetings.

In the future, the roles of Chairman and CEO may be filled by the same or different individuals.

The Board also believes that strong, independent leadership and oversight of management is an important component of effective governance. To that end, on February 25, 2025, the independent directors appointed Shirley G. Drazba as the Lead Independent Director. The Lead Independent Director has significant leadership authority and responsibilities, including those as set forth below.

Board Matter	Responsibility
Agendas	• Provides input on and approves the Board agenda. • Approves schedules for Board meetings.
Board Meetings	• Presides at Board meetings at which the Chairman and CEO is not present, including regularly scheduled executive sessions of the independent directors held after regular meetings of the Board.
Executive Sessions	• Has authority to call executive sessions of the non-management and independent directors. • Sets the agenda for and leads non-management and independent director sessions held by the Board. • Briefs the Chairman and CEO on any relevant issues arising from non-management and independent director sessions.
Communications with Directors	• Coordinates the activities of the independent directors. • Serves as a liaison between the Chairman and CEO and the independent directors. • Advises on the flow of information sent to the Board.
Communications with Shareholders	• Is available for consultation and communication with shareholders as appropriate.

The Board's Role in Risk Oversight

The Board oversees risk management both collectively and through its individual committees, and regularly reviews information regarding, and risks associated with, our operations, liquidity, cybersecurity and CER program and is highly engaged with management in identifying and overseeing such matters.

As part of the Board's role in overseeing the Company's enterprise risk management ("ERM") program, it devotes time and attention to cybersecurity and data privacy related risks in conjunction with the Innovation Committee. The Board and the Innovation Committee receive reports on cybersecurity, data privacy and technology-related risk exposures from management, including our head of Information Technology ("IT") and security, at least once a year and more frequently as applicable.

We have an enterprise-wide approach to addressing cybersecurity risk, including input and participation from management and support from our IT Steering Committee that is composed of our Senior Vice President Electronics and Structural Systems, Chief Financial Officer, General Counsel, Chief Human Resources Officer, Vice President Supply Chain Management and Head of IT

and Cybersecurity. Our cybersecurity risk management program leverages the National Institute of Standards and Technology Framework which is augmented with Cybersecurity Maturity Model Certification components to meet our particular needs. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on protection, detection and mitigation. Our IT security team, which is composed of internal resources, reviews enterprise risk management-level cybersecurity risks at least annually.

While the full Board has the ultimate oversight responsibility for the risk management process, various Board committees also have risk management oversight responsibilities over certain substantive areas. The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function and committee responsibilities support the current leadership structure. The key risk oversight responsibilities of each of the Board's committees are depicted in the diagram below:

The Board

The Board plays a direct role in our ERM program, including but not limited to cybersecurity and sustainability, and receives regular reports from the chairs of those committees with respect to the risks overseen by each.

Compensation Committee

- Reviews and discusses management's assessment of risks related to our compensation policies and practices and human capital and talent management programs, and whether risks related to such programs are reasonably likely to have a material adverse effect on us.

Audit Committee

- Reviews risks related to financial reporting and internal controls, helps the Board oversee the Company's public reporting obligations regarding cybersecurity matters and, at least annually, reviews and assesses enterprise-wide risks and risk mitigation plans, as well as the monitoring and control of related exposures.

Corporate Governance and Nominating Committee

- Evaluates the risks related to the overall effectiveness of the Board and its committees, the effectiveness of our governance practices, and the Company's CER and health and safety performance, strategies, goals and objectives.

Innovation Committee

- Assists the Board in overseeing information technology, including data privacy, cybersecurity and technology-related risks (other than the Company's public reporting obligations with respect to cybersecurity for which the Audit Committee is responsible).



Nominating Process

The Corporate Governance and Nominating Committee believes that all nominees for election as a director of Ducommun must, at a minimum, have:

- relevant experience and expertise;
- sound judgment;
- a record of accomplishment in areas relevant to our business activities;
- unquestionable integrity;
- a commitment to representing the interests of our shareholders in the fulfillment of our goals and objectives;

- independence, and the absence of potential conflicts with Ducommun's interests;
- the willingness to devote sufficient time, energy and attention in carrying out the duties and responsibilities of a director; and
- the willingness to serve on the Board for an extended period of time.

In identifying candidates to serve on the Board, the Corporate Governance and Nominating Committee follows the process delineated in the diagram below.

Identify Current Board Composition		Conduct Self-Assessment		Identify Skills Needed in the Future
The evolving needs of the Board are identified and evaluated, taking into account factors such as the Board's current composition, the range of talents, experiences and skills that would best complement those already represented on the Board, the balance of management and independent directors, the diversity in perspectives represented by directors of different personal characteristics, and the need for financial or other specialized expertise.		The Board conducts periodic evaluations of its leadership structure, committee composition, structure and scope, most recently in 2023, to identify evolving areas of need that the directors believe are important to our overall governance and for the execution of our VISION 2027 Strategy.		The Board uses the results of the assessments to determine whether its current mix of experience, skills and perspectives are addressing identified areas of need, and reveal capabilities that will be required to address those areas in the near future.

As a result of the regular and on-going assessments described above, the Corporate Governance and Nominating Committee determined that the Board would benefit from additional expertise in the areas of product strategy, human capital management and finance, and retained Spencer Stuart, an independent search firm, to conduct searches for the best qualified candidates in these fields utilizing a disciplined process that included research and reviewing the firm's global database and network of contacts. As a result, Spencer Stuart's searches identified Ms. Drazba in 2018 and Ms. Kramer and Ms. Strycker in 2021, all from competitive pools of candidates.

More recently, the Corporate Governance and Nominating Committee determined that the Board would benefit from additional skill sets in the areas of engineering, product

development and additional functional expertise, which resulted in Mr. Carter being identified from a competitive pool of candidates and his subsequent election to the Board in February 2024. Thereafter, the most recent self-assessment completed by the Board identified the need for additional operational leadership and financial expertise. Accordingly, the committee once again retained Spencer Stuart to conduct a search for the best qualified candidates in those fields and as a result of its process, identified Messrs. Korte and Boehle from a competitive pool of candidates. The addition of five new directors since 2021 demonstrates the robustness of the Company's refreshment program and the benefit to shareholders of having new perspectives and skill sets become part of Board deliberations. A summary of our Board's refreshment activities is provided in the diagram below:

5 New Directors in the Last 4 Years	Refreshed Board Leadership	Director Tenure
- Sheila Kramer (2021) - Samara Strycker (2021) - David Carter (2024) - Daniel Boehle (2024) - Daniel Korte (2024)	- Shirley Drazba as Lead Independent Director and Chair of Compensation Committee - Samara Strycker as Chair of Audit Committee - Sheila Kramer as Chair of Corporate Governance & Nominating Committee	- Average Board tenure will decrease from 9.4 to 4.8 years after the Annual Meeting of Shareholders, assuming the election of all director nominees - Following the Annual Meeting of Shareholders, tenure will range from <1 year to 12 years, assuming the election of all director nominees - A balanced mix of tenure provides the dual benefit of institutional knowledge from our longer-tenured directors as well as the fresh perspectives brought by our newer directors

All director candidates considered for nomination by the Corporate Governance and Nominating Committee must complete a questionnaire, provide such additional information as the committee may request and meet with our incumbent directors.

The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders in accordance with the procedures set forth in Article II Section 13 of our Bylaws. Shareholders may submit the name of individuals for consideration as a director candidate not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting. The Corporate Governance and Nominating Committee considers and evaluates candidates recommended by shareholders in the same manner that it considers and evaluates other director candidates.

The Board's Role in Management Succession Planning and Talent Development

One of the primary responsibilities of our Board is identifying and developing talent for the executive leadership roles at Ducommun, particularly those of the CEO and other named executive officers ("NEOs"). The Board has assigned to our Compensation and Corporate Governance & Nominating Committees, as set forth in their respective charters, the shared responsibility of overseeing the Company's talent management and succession planning process, with the Compensation Committee taking the lead role and providing updates to the full Board.

For the past two years, the Compensation Committee of the Board has engaged in an annual succession planning process through which it identified certain high performing individuals throughout the organization who are potential successors to our CEO and other NEOs to ensure our ability to execute, realize and maintain the objectives articulated in our VISION 2027 Strategy and beyond. For each identified high potential employee, a development plan is cultivated over a 1-2-, 3-5- and 5 plus year timeline, and which includes on-going training, stretch goals and exposure to high-profile projects, and in some cases, interaction with the Board so directors may gain familiarity with the individual.

As part of the Company's talent and succession planning, the Compensation Committee relies on defined attributes for the qualities the Board seeks in the CEO and other NEO roles. The Compensation Committee and Board periodically assess, and update when appropriate, those attributes that are most relevant to our succession planning process. The key elements of our succession planning process are depicted in the diagram below:



Management Identifies High-Potential Employees	• The CEO and V.P., Chief Human Resources Officer review high potential individuals across the organization who are possible successors to our executive leadership roles. • The CEO and V.P., Chief Human Resources Officer cultivate development plans for such high potential individuals over the short-, medium- and long-term horizons.
Compensation Committee Review of Talent Development and Succession Planning	• On an annual basis, the CEO and V.P., Chief Human Resources Officer collaborate with the Compensation Committee to evaluate management's succession plans. • The Compensation Committee conducts an in-depth review of management's succession plans and provides input and feedback to senior management, and provides updates to the full Board.
Board Interactions with High Potential Employees	• High potential individuals provided opportunities to present operational reviews and/or key projects at Board meetings.

Committees of the Board of Directors

We have four standing Board committees: Audit, Compensation, Corporate Governance and Nominating, and Innovation. All committees, other than the Innovation Committee, are made up entirely of independent directors. The charters for all four committees are available on our website at https://investors.ducommun.com/corporate-governance. Shareholders may request paper copies of any charter by contacting Ducommun Incorporated, 600 Anton Blvd., Suite 1100, Costa Mesa, California 92626-7100, Attention: Corporate Secretary.

Audit Committee

Seven meetings in 2024



SAMARA A. STRYCKER
Chair

Members

**Richard A. Baldridge
Daniel L. Boehle
Robert C. Ducommun**

All of the members of the Audit Committee meet the independence criteria of the NYSE's listing standards and rules of the Securities and Exchange Commission ("SEC"). The Board, in its business judgment, has determined that Ms. Strycker and each of Messrs. Baldridge, Boehle and Ducommun are "financially literate," under the NYSE listing standards and that Ms. Strycker and Mr. Boehle are each an "audit committee financial expert," as such term is defined in SEC regulations.

The Audit Committee performs the following functions:

- Appoints, compensates, retains and oversees the work of our independent auditor;
- Reviews the independent auditor's internal quality control procedures and any material issues raised therein, and considers the independence of the independent auditor on an annual basis in accordance with rules of the Public Company Accounting Oversight Board;
- Approves in advance all audit services to be provided by the independent auditor and establishes policies and procedures for the engagement of the independent auditor;
- Oversees the integrity of our financial statements and compliance with legal and regulatory requirements, including procedures for handling claims of misconduct;
- In conjunction with the Board as a whole, assists in the oversight of cybersecurity and data privacy disclosure risks;
- Oversees the effectiveness of our disclosure controls and processes, including the Company's public reporting regarding cybersecurity matters; and
- Evaluates the effectiveness of our internal audit function.

Compensation Committee

Four meetings in 2024



SHIRLEY G. DRAZBA
Chair

Members

Dean M. Flatt
Sheila G. Kramer
Samara A. Strycker

All of the members of the Compensation Committee meet the independence criteria of the NYSE's listing standards and the additional requirements for compensation committee members prescribed by the SEC.

The Compensation Committee performs the following functions:

- Oversees our compensation philosophy, policies and programs;
- Reviews and approves corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals, and determines and approves the CEO's compensation level based on this evaluation;
- Approves the compensation of other executive officers based on the recommendation of the CEO, and approves the terms and grants of equity awards;
- Selects and retains an independent compensation consultant, currently, Willis Towers Watson LLC, to provide consulting services relating to our executive compensation program;
- Administers and makes recommendations to the Board with respect to our incentive compensation plans for executive officers and employees generally;
- Reviews and approves employment and severance agreements for executive officers, including change-in-control provisions, plans or agreements;
- Reviews our succession plans relating to the CEO and other executive officers, in consultation with the Corporate Governance and Nominating Committee;
- Oversees our human capital and equal employment opportunity programs, and associated risks;
- Reviews our Compensation Discussion and Analysis and related disclosures that are included in our annual report and proxy statement as required by SEC rules;
- Assesses whether compensation consultants involved in recommending executive or director compensation raise any conflict of interest issues that require disclosure in our annual report and proxy statement; and
- Oversees the evaluation of our management in conjunction with the Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

Three meetings in 2024



SHEILA G. KRAMER
Chair

Members

Shirley G. Drazba
Robert C. Ducommun
Dean M. Flatt
Daniel G. Korte

All of the members of the Corporate Governance and Nominating Committee meet the independence criteria of the NYSE's listing standards.

The Corporate Governance and Nominating Committee performs the following functions:

- Recommends criteria for identifying candidates for the Board, and identifies, recruits, and reviews the qualifications of such candidates;
- Assesses the contributions and independence of incumbent directors and recommends them for reelection to the Board;
- Develops and recommends corporate governance principles to the Board, and reviews and recommends changes to those principles as necessary;
- Makes recommendations to the Board relating to the size, structure, composition and functioning of the Board and its committees;
- Recommends candidates for appointment to Board committees;
- Reviews the compensation of directors for service on the Board and its committees, and recommends changes thereto;
- Oversees CER and EH&S initiatives and reviews and makes recommendations to management relating to such issues;
- Oversees management's responsibility for the orientation process for new directors and ongoing education for incumbent directors;
- Reviews our succession plans relating to the CEO and other executive officers, in consultation with the Compensation Committee; and
- Oversees the performance of the Board and our management team in conjunction with the Compensation Committee.

Innovation Committee

Three meetings in 2024



STEPHEN G. OSWALD
Chair

Members

Richard A. Baldridge
David B. Carter

The Innovation Committee performs the following functions:

- Offers advice and insights to management and the Board in developing a technology roadmap to support our long-term business objectives;
- Advises the Board and receives reports from management on emerging science and technology trends, including evolving digital strategies being adopted in the aerospace and defense industry, and recommends strategies relating to new product and intellectual property development;
- In conjunction with the Board as a whole, oversees information technology, including cybersecurity, data privacy, and such other technology-related matters as the Committee deems appropriate (other than the Company's public reporting obligations with respect to cybersecurity for which the Audit Committee is responsible);
- Monitors the overall direction, effectiveness, competitiveness and timing of our research and development programs; and
- Reviews and discusses with the Board and management the identification of key contributors to innovation at Ducommun and empowering the implementation of the Board and Committee's recommendations.

Corporate Governance
Annual Board and Committee Evaluations

Annual Board and Committee Evaluations

Our Board and each of its committees evaluate their effectiveness and performance by completing an annual self-evaluation process, which is coordinated by the Corporate Governance and Nominating Committee together with our Lead Independent Director. These evaluations are conducted through a combination of formal and informal processes, including the following:

- The Board, along with each of its committees, annually conducts a self-evaluation of its performance which includes considerations as to: the composition of the Board and its committees; whether committee charters remain appropriate; meeting content and whether the amount of time dedicated to agenda items are appropriate; directors' concerns about the Board's performance and that of its individual committees; and suggestions for addressing such issues. The foregoing process is depicted in the diagram below:

Management circulates committee and Board evaluations via a secured electronic portal on an annual basis.	Members of the Board and each committee participate in the formal evaluation process by responding to questions designed to elicit information used for improving Board and committee effectiveness.	Responses to evaluation questions are reviewed with the Board and each of its committees to address concerns and implement recommendations identified during the annual assessment process.

- At the end of each regular Board meeting, the Board holds executive sessions outside the presence of management at which feedback is provided to the Lead Independent Director.

- The Corporate Governance and Nominating Committee, in conjunction with the Lead Independent Director, periodically reviews the composition of the entire Board to assess the skills, experience and perspectives that are currently represented on the Board, and to determine what skills and experience would be valuable in the future given our current state and strategic plans.

Feedback from these processes is communicated to the Chair of the Board, the Chair of the Corporate Governance and Nominating Committee, and the Lead Independent Director so that appropriate follow-up measures can be discussed, implemented and monitored. As discussed in the "Nominating Process" section above, as a result of recent self-evaluations, the Board determined that it would benefit from additional proficiency in the areas of engineering, product development and functional expertise, as well as operational leadership experience and additional financial acumen. Our newest directors, Messrs. Carter, Korte and Boehle have each enhanced the Board with these and other areas of expertise since their appointments.

Director Orientation and Continuing Education

Ducommun provides an orientation program for all new directors, not only with respect to their roles on the Board but also as members of the committees on which they will serve. In addition, Ducommun provides ongoing education and development for its directors to help them continuously improve their contributions as individual directors and collectively as a Board, and pays for all reasonable expenses for any director who wishes to attend external continuing education programs.

24   Ducommun | 2025 Proxy Statement

Shareholder Engagement

Our Board values the perspectives of our shareholders, who have placed their trust in Ducommun and its Board. We expect to engage regularly in meaningful conversations with shareholders concerning our business, executive compensation, corporate, environmental and social responsibility, and other governance topics.

To this end, in 2024, we continued to engage with our shareholders, including our top 25 institutional investors representing over 45% of all holdings. Specifically, we met with certain of our significant shareholders to discuss, among other matters, the Company's progress under its VISION 2027 Strategy. Our Board believes that such candid and specific feedback from its shareholders will enhance our governance, corporate responsibility and compensation practices, and will contribute positively to Ducommun's mission, performance and return to shareholders. A summary of our engagement efforts, along with actions taken in response to shareholder feedback are summarized in the tables below:

2024 Shareholder Engagement Key Statistics

Management attended more than 70 meetings with existing and potential new investors in one-on-one and group settings and more than 19 meetings with research analysts in 2024.

2024 Shareholder Engagement Overview

Who External	Ducommun	How	Resources https://investors.ducommun.com/
● Institutional Investors	● Executive Management and Board members as needed	● Fireside chats at Analyst Conferences	● Quarterly and annual earnings publications
● Sell-side analysts	● Investor Relations	● Quarterly earnings calls	● Annual proxy statements and reports, and SEC Filings
● Proxy advisory firms		● One-on-one and group meetings	● Annual Meeting of Shareholders
		● Industry trade shows	● CER Report

Key Topics of Engagement in 2024

- Outreached to and engaged with the Company's top passive shareholders.
- Disclosure of the Board's role in management succession planning and Board assessments.
- Engaged in outreach with investors and sell-side research analysts during the 2024 Farnborough Air Show.

As a part of our ongoing dialogue with our shareholders, we will keep the channels of communication open and engage regarding any areas of concern to our shareholders.


Meetings and Executive Sessions

The Board met eight times in 2024. All directors attended over 80% of the aggregate of all Board and applicable committee meetings during 2024. We strongly encourage all directors to attend the Annual Meeting of Shareholders, and accordingly, all eight of our directors at the time attended the 2024 Annual Meeting of Shareholders.

We have a practice of holding regularly scheduled executive sessions of non-management directors following each

scheduled Board meeting. Additional executive sessions of non-management directors may be held from time to time as required. Ms. Drazba, the Board's Lead Independent Director, is the current presiding director during executive sessions. The graphic below depicts the attendance of directors at Board and committee meetings held in 2024:

2024 Board and Committee Meetings with 100% Attendance



Innovation Committee — 2 / 3
CG&N Committee — 3 / 3
Compensation Committee — 4 / 4
Audit Committee — 5 / 7
Board of Directors — 7 / 8

■ 100% Attendance at Meeting   ■ Number of Meetings

Key Governance Documents

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to all directors, employees, and officers, including our CEO, Chief Financial Officer, Treasurer and Controller. Among other things, the Code of Business Conduct and Ethics requires directors, employees, and officers to avoid any activity that may result in a conflict of interest with Ducommun; maintain the confidentiality of information entrusted to them

by us, our customers and employees (except when disclosure is authorized or legally mandated); deal fairly with our customers, suppliers, competitors, and employees; protect and ensure the efficient use of Ducommun's assets; and maintain our books, records, accounts and financial statements in reasonable detail to fairly reflect our transactions and conform to both applicable legal requirements and our internal controls.

Code of Ethics for Senior Financial Officers

The Board has adopted a Code of Ethics for Senior Financial Officers that is applicable to our President and CEO, Chief Financial Officer, and the President, Vice President of Finance and Controller of each of our subsidiaries. The Code of Ethics for Senior Financial Officers, among other things, requires them to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit

to, the SEC and in other public communications made by us and to promptly report violations of the Code to the Audit Committee. We intend to post on our website amendments, if any, to the Code of Ethics for Senior Financial Officers, as well as any waivers thereunder, with respect to our officers and directors as required to be disclosed by SEC and NYSE rules.



Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines, which among other things, specify the criteria to be considered for director candidates; impose tenure limits on directors; and hold periodic meetings without executive management present. The Board revised our Corporate Governance Guidelines as recently as 2022 to emphasize its belief that a wide range of different perspectives contribute to a vital board dynamic, which is essential to effective governance.

Other Governance Documents

Our Board has approved or adopted several other important policies and statements, including:

- Policy on Trading in Securities
- Procedures for Employee Complaints About Accounting and Auditing Matters
- An Amended and Restated Clawback Policy compliant with the SEC's new Rule 10D-1 implementing the incentive-based compensation clawback rules mandated by Section 10D of the Securities Exchange Act of 1934

- California Transparency in Supply Chains Act Disclosure Statement
- Prohibition Against Trafficking in Persons Policy
- Regulation FD Policy

How to Find Governance Documents

All of the documents described above are available on our website at *https://www.ducommun.com* in the Corporate Governance section of the Investor Relations webpage and will be forwarded in print to any shareholder upon request. Any such request should be addressed to Ducommun Incorporated, 600 Anton Blvd., Suite 1100, Costa Mesa, California 92626-7100, Attention: Corporate Secretary.

The Corporate Governance section of our website also contains information on our confidential ethics hotline.

Compensation of Directors

In 2024, directors who are not employees of Ducommun or its subsidiaries were paid a mix of cash and equity for their service on our Board, as depicted in the following table.

Type of compensation	Amount $	How paid
Cash Annual retainer	80,000	Cash, paid in equal increments on a quarterly basis.
Equity-Based Annual retainer	135,000	Restricted stock units for a number of shares (rounded to the nearest 100 shares) equal to the stated dollar amount divided by the average closing price of our common stock on the NYSE on the five trading days immediately preceding the date of grant, which typically occurs on or shortly after the date of our annual meeting. Restricted stock units vest on the one-year anniversary of the date of grant.
Additional retainer for Lead Director	30,000	Cash, paid in equal increments on a quarterly basis.
Additional retainer for committee chairs:		Cash, paid in equal increments on a quarterly basis.
Audit	17,500	
Compensation	12,500	
Corporate Governance and Nominating	7,500	
Innovation	7,500	
Fees for committee meetings	2,500 per meeting	Cash, paid in equal increments on a quarterly basis.

Mr. Ducommun has been serving on our Board since 1985 and is the only director who participates in the Directors' Deferred Income and Retirement Plan. Under this plan, which has been closed to new participants since 1997, Mr. Ducommun may elect to defer payment of all or part of his fees for service as a director until he retires from service on the Board. Deferred directors' fees may be notionally invested, at the election of Mr. Ducommun, in a fixed interest account or a phantom stock account that tracks the value of our common stock, including dividends, if any. All deferred amounts and related earnings will be paid in a lump sum when Mr. Ducommun retires.

Upon retirement from the Board, Mr. Ducommun will receive an annual retainer fee of $25,000 for the shorter of his life or a period of twelve years.

2024 Director Compensation Table

The following table presents the compensation earned by, or paid to, the non-employee directors for the year ended December 31, 2024 for their services to Ducommun.

	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	Total ($)
Richard A. Baldridge	102,500	135,000	–	237,500
Daniel L. Boehle	15,833	50,000	–	65,833
David B. Carter	80,208	185,350	–	265,558
Shirley G. Drazba	105,000	135,000	–	240,000
Robert C. Ducommun	110,000	135,000	$1,777[6]	246,777
Dean M. Flatt	140,000	135,000	–	275,000
Jay L. Haberland[7]	52,500	–	–	52,500
Sheila G. Kramer	97,500	135,000	–	232,500
Daniel G. Korte	14,583	50,000	–	64,583
Samara A. Strycker	112,500	135,000	–	247,500
Director Stock Ownership Policy				**5x Annual Baseline Cash Retainer**

(1) Messrs. Boehle, Carter and Korte were appointed to the Board during fiscal year 2024. Thus, their annual cash retainers were prorated for the portion of the quarter or year that they actively served on the Board.

(2) On May 14, 2024, 2,400 restricted stock units were granted to each of Mmes. Drazba, Kramer and Strycker, and Messrs. Baldridge, Carter, Ducommun and Flatt. Additionally, a one-time award of 1,000 restricted stock units was granted to Mr. Carter in conjunction with his appointment to the Board in February 2024, and one-time awards of 811 restricted stock units were granted to each of Messrs. Korte and Boehle in conjunction with their appointments to the Board in November 2024. Other than as set forth in this footnote (2), our non-employee directors did not hold any other outstanding equity awards as of December 31, 2024.

(3) These amounts represent the aggregate grant date fair value of stock awards granted in 2024 as calculated pursuant to Financial Accounting Standards Board's Accounting Standards Codification Topic 718, disregarding the estimate of forfeitures. The methodology and assumptions used in the valuation of stock awards are contained in Footnote 12 to our consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2024.

(4) The non-employee directors, excluding Messrs. Boehle and Korte, received awards of restricted stock units for a number of shares (rounded to the nearest 100 shares) equal to the stated dollar amount divided by the average closing price of our common stock on the NYSE on the five trading days immediately preceding the date of grant, which was $56.62. The restricted stock unit awards issued to Messrs. Carter, Korte and Boehle upon their appointments to the Board were equal to the stated dollar amount divided by the closing price of our common stock on the NYSE on the date of grant, which was $49.41 and $61.68, respectively. All of the restricted stock unit awards granted to our non-employee directors vest on the one-year anniversary of the respective date of grant.

(5) A description of the Director Deferred Income and Retirement Plan can be found above. Amounts represent the year-over-year change in present value of the director's account based on actuarial tables. Mr. Ducommun is the only current member of the Board participating in the Director Deferred Income and Retirement Plan, as it was suspended in 1997.

(6) The value of Mr. Ducommun's Pension and Nonqualified Deferred Compensation earnings increased by $1,777 in 2024.

(7) Mr. Haberland retired from the Board as of April 24, 2024 and as such, was not awarded any restricted stock units in 2024.

Director Stock Ownership Policy

In August 2020, the Compensation and Corporate Governance and Nominating Committees of the Board updated the stock ownership requirements covering all non-employee directors and executive officers. Under the revised policy, non-employee directors must acquire and hold shares of our common stock equal in value to at least five times the annual Board cash retainer of $80,000. Non-employee directors are expected to meet these holding requirements by December 31 of the fifth year following their initial election to the Board. A non-employee director's stock ownership is valued based on the average trading price of our stock over a twelve-month period ending on December 31st of each calendar year. All directors are in compliance or have additional time in which to comply with the stock ownership guidelines as of December 31, 2024.

Corporate and Environmental Responsibility

We are committed to improving the lives of our shareholders, employees, customers, business partners, and the communities in which we operate. To that end, we believe having a strong focus on corporate responsibility, including environmental matters, and conducting our business in an ethical, transparent and accountable manner, creates value for all of our stakeholders.

We provide an overview of our corporate environmental and responsibility initiatives and practices below. Our complete Corporate and Environmental Responsibility Report is available via the "Environment & Sustainability" link on our Investor Relations webpage.

RESOURCE CONSERVATION IN PRODUCTION

GHG and Reliance on Renewable Energy (2021 vs 2024)

- Between 2021 and 2024, there was an impressive 27% decrease in our combined Scope 1 and 2 greenhouse gas emissions.
- 45% of Ducommun's energy needs were obtained from renewable sources in 2024.

Energy Efficiency Projects

- Many of our performance centers installed automatic light switches, which reduced our energy consumption by 49,000 kWh.
- All of Ducommun's performance centers are either in the process of, or have fully completed, installing LED lighting. Fourteen performance centers have completed the transition and the remaining four are expected to complete the process by 2026.

HUMAN CAPITAL AND DIVERSITY PROGRAMS

Health and Safety

- We remain committed to prioritizing employee health, safety, and wellness.
- Between January 1, 2021, and December 31, 2024, Ducommun's lost time incident rate dropped by 87% to 0.04, which was a remarkable achievement, and our total recordable incident rate decreased by approximately 54% during that same period.

Leadership Diversity

- As part of its core values of integrity, respect and excellence, Ducommun is committed to being an equal opportunity employer. Ducommun makes all employment decisions based on individual merit and prohibits all forms of unlawful discrimination.

Awards and Recognition

- Ducommun is honored to be included on Newsweek magazine and Statista America's Most Responsible Companies Award List for the second consecutive year in 2025.
- Ducommun's Appleton performance center received an award from the Wisconsin Department of Environmental Protection for its plastics recycling initiatives, was certified as a gold-level Employee Friendly Workplace by the Fox Cities Chamber of Commerce and was awarded the Exemplary Employer Award by the Wisconsin Department of Workforce Development's Division of Vocational Rehabilitation.
- Ducommun once again sponsored the Orange County United Way's Women's Philanthropy Fund and won the Corporate Climber Award at the Orange County United Way's 2024 Rally for Change event. The Company was also recognized by our Nation's Veterans at the annual Patriot Awards Gala.

COMMUNITY SUPPORT

Company Donations

- The Ducommun Foundation supports charitable organizations in the communities in which we operate and has donated approximately $1.8 million to support social justice causes and underrepresented communities since 2019.
- The Ducommun Cares Fall Campaign, in partnership with the United Way, raised over $65K from our corporate employees and Company matching donations in 2024.

Community Investment

- In conjunction with the Los Angeles Chargers and the University of California, Irvine, our STEM on the Sidelines™ initiative serves as a contest to promote STEM education in high schools in Los Angeles and Orange Counties, in which over 850 students from approximately 119 high schools have participated since the program's inception seven years ago.

Scholarships

- We awarded a record 92 merit-based scholarships in 2024 to children and grandchildren of employees, with a total of over 340 scholarships having been awarded since 2019. The total value of scholarships awarded in 2024 was approximately $259,000, an almost 9% increase in awards compared to 2023.

ETHICS AND PROTECTION OF HUMAN RIGHTS

Core Values

- We continued to promote a culture of honesty, professionalism, respect, trust and teamwork through our Company Core Values and Code of Business Conduct, supported by our ethics hotline, employee communications and training.

Code of Conduct

- We offer training to all employees on ethical decision-making skills and other values in Ducommun's Code of Conduct.

Human Rights

- Our Prohibition Against Trafficking in Persons Policy and California Transparency in Supply Chains Act disclosure statement continued to promote responsible sourcing practices.

CYBERSECURITY

Risk Reduction

- We leverage established standard frameworks to help reduce the likelihood of catastrophic failures resulting in significant loss of data or revenue.

Securing the Enterprise

- We use a multi-layered IT infrastructure approach designed to identify, protect, detect, respond, and recover from directed attacks from cybercriminals and adversarial nation-state actors.

Product Security & Privacy

- We install anti-malware software on computers and servers, and badge access controls to manufacturing sites to help secure our production environment.
- We strive to comply with all applicable privacy laws to secure personally identifiable information collected for business purposes.

Board-Level Oversight of Corporate and Environmental and Responsibility Program

Our CER initiatives are overseen by the Board in general, and specifically, the Corporate Governance and Nominating Committee. In particular, the Corporate Governance and Nominating Committee reviews and provides oversight over CER initiatives we have implemented, and which are of potential interest to our stakeholders. In 2020 and based on management's recommendations, the Corporate Governance and Nominating Committee approved the development of a CER program substantially based on the Sustainability Accounting Standards Board's Aerospace and Defense Industry Standard (the "SASB Standard"), as modified, as being the standard most reflective of, and relevant to, Ducommun's operations. Subsequently, in 2021, we formally established a CER steering committee composed of senior executives to monitor and manage the initiatives approved by the Corporate Governance and Nominating Committee to further strengthen our CER program. More recently, we also incorporated the Task Force on Climate related Disclosure ("TCFD") and Global Reporting Initiative ("GRI") frameworks into our CER program. The Corporate Governance and Nominating Committee and the full Board receive regular updates on the status of these initiatives.

Operating Responsibly

We understand the importance of building trust with our investors, customers, vendors and suppliers, and that the foundation for doing so begins with our employees. To establish this trust and commitment, we rely on an anonymous hotline to support our Code of Business Conduct and Ethics and empower our employees to provide suggestions and report concerns or instances of misconduct. In keeping with our foundational core values of honesty and trust, we offer employees regular training and monthly ethics bulletins to promote a culture of high ethical standards where employees feel free to voice concerns.

We are also committed to respecting human rights and establishing expectations for high levels of ethical conduct throughout our supply chain. Ducommun's California Transparency in Supply Chains Act Disclosure Statement and Prohibition Against Trafficking in Persons Policy are both available in the Corporate Governance section of our Investor Relations webpage.

Employee safety is also one of our top priorities and annual areas of focus as evidenced by a Lost Time Incident Rate of 0.04 over the past year. Additionally, we offer an annual health fair, flu shot clinics, and onsite grief counseling support services to our employees as part of our health and wellness initiatives.

In 2024, we continued to enhance our employee assistance plan services and benefits. Our employees have access to a variety of resources such as counseling support, training and development on managing remote work, stress management and emotional intelligence, and improved self-help resources including tools, videos, financial calculators and informative articles to assist with life decisions and events such as adoption, relationship troubles, legal issues, financial well-being, and health issues.

The Board of Directors is kept apprised with regular updates as to the successful implementation of our safety protocols during the year.

Workplace Health and Safety

In 2021, Ducommun adopted environmental health and safety ("EHS") key performance indicators ("KPIs") that were regularly communicated across the enterprise by senior management in order to improve safety outcomes. In 2024, we continued to invest in infrastructure to improve internal safety practices related to key processes. In addition, we completed the implementation of EHS software tools to track and performance centers to further reduce, lost time and total recordable incident rates.

Over the four years between January 1, 2021, and December 31, 2024, Ducommun's lost time incident rate* dropped to 0.04, an 87% decrease over the period, which was a remarkable achievement, and our total recordable incident rate** decreased by approximately 54% during that same time frame.

Lost Time Incident Rate (2021 – 2024)



Total Recordable Incident Rate (2021 – 2024)



*   Lost time incidents are defined as incidents that resulted in days away from work. This measure is similar to the days away, restricted or transferred metric utilized by the Occupational Safety and Health Administration. The annual lost time incident rate is calculated by dividing the total number of lost time injuries in a year by the total number of hours worked in a year.

**   The total recordable incident rate is calculated by multiplying the annual number of OSHA Recordable Cases by 200,000, and dividing the product by the total hours worked by all employees during the year. The number 200,000 is used in the calculation to represent the number of hours worked in a year by 100 employees working 40 hours per week over 50 weeks, which provides the basis for calculating the incident rate for the entire year.

Environmental Initiative Highlights

In support of our pledge to deliver exceptional value to all stakeholders, we are committed to the following with respect to our environmental management practices:

1. Striving to avoid adverse impact and harm to the environment in the communities in which we do business, and to identify business partners who share these values.

2. Promoting the creation of a culture of compliance with all applicable laws and regulations pertaining to the environment and natural resources.

3. Endeavoring to improve our Environmental Management System and work to assure that employee awareness and performance are priorities of our operating system.

4. Establishing meaningful objectives in the pursuit of environmental, health and safety excellence.

Below is a summary of our performance over the four-year time period between 2021 and 2024 relating to our greenhouse gas emissions. Overall, there was an impressive 27% decrease in our combined Scope 1 and 2 greenhouse gas emissions during that time frame, and 45% of Ducommun's energy needs were obtained from renewable sources in 2024:

Scope 1 and 2: Greenhouse Gas Emissions (tons CO$_2$)



- ■ Scope 1: Direct Emissions from Natural Gas, Propane, & Fuel
- ■ Scope 2: Indirect Emissions from Electricity (Market-based)

Renewable Energy Use (%)



Identifying and Mitigating Climate-Related Risks

Ducommun understands that global warming and climate change may pose an increased risk to, and have the potential to impact, its business and operations. The Corporate Governance and Nominating Committee of our Board of Directors oversees our CER program, including the mitigation of climate-related risks to the business and strategies for decreasing GHG emissions and incorporating such measures into the Company's overall strategy.

We believe the first step in reducing the severity of such risks is by identifying them before they materialize, and therefore, we implemented a process to evaluate, identify, and mitigate climate-related risks and opportunities through the creation and implementation of business continuity plans ("BCPs"). The BCPs developed for each of our performance centers provide a process for identifying and managing both short-term (by 2030) climate change-related risks, such as tornados and floods, as well as long-term (by 2050) risks like extreme drought, sea level rise and shifts in global weather patterns. Moreover, during the past year, we also partnered with our

third-party property insurer to assess both the short- and long-term impacts of climate change on our operations and the resulting findings included an analysis of our acute and chronic risks for each performance center, categorized by peril and evaluated under various climate scenarios, again, over both short- and long-term horizons. Each BCP contains processes and methodologies to help us prepare for, respond to and recover from natural disasters caused by climate change and the steps implemented in developing and updating our BCPs include:

Climate Change Impact Report: The findings from a report prepared by our property insurer combined engineering and site visit data from performance center visits with the latest insights on climate change, utilizing the International Panel on Climate Change's Representative Concentration Pathways (RCPs) of 2.6 (low), 4.5 (intermediate) and 8.5 (high). It included a breakdown of property values, business interruption risks and the outlook for climate change impacts in both the short- and long-term.

Risk Assessment & Business Impact Analysis (BIA): Each performance center conducts a risk assessment to identify potential natural disasters unique to its location that could compromise the entire facility, building, or its operations. The potential impacts from, and appropriate mitigation measures in response to, each type of natural disaster are identified to help preserve the continuity of operations, and cover various functional areas such as procurement, engineering, maintenance, operations, and environmental, health and safety. These risk assessments and BIAs are reviewed annually by designated teams at each of our performance centers.

Crisis Response Plan: Each BCP includes communication and notification protocols for each performance center and their respective leadership teams in the event of a climate-related crisis.

Business Continuity and Response Plan (BCP): Each of our performance centers regularly update their respective BCPs to better plan for and mitigate climate-related risks. In addition, they conduct annual tabletop exercises and drills, simulating real-life scenarios to test the effectiveness of their plans. These exercises help identify potential gaps, refine response strategies and ensure that all key personnel are familiar with their roles during an emergency, ultimately enhancing a performance center's overall resilience and ability to maintain operations during unforeseen events.

Annual Training and Exercise: All employees at each of our performance centers are required to undergo mandatory annual training on BCP processes. In addition, tabletop exercises and drills are scheduled annually to assess the effectiveness of our BCPs.

As a result of the foregoing processes, our BCPs identified the following risks that could potentially impact our business along with concomitant mitigation measures, which are summarized in the table below:

Category	General Description	Business Impact	Mitigation
Physical Risks	Risks associated with natural disasters such as tornadoes, earthquakes and floods.	Business interruption, supply chain and operations impacts, and employee disruptions.	Each BCP defines relevant threats, identifies response measures and requires training on remedial actions.
Regulatory Risks	Risks associated with new climate-related regulatory requirements that could impact energy pricing, emission restrictions and compliance costs.	Increased compliance and operational costs.	Proactive and continued implementation of energy efficiency projects to reduce our GHG emissions.
Market Risks	Risks associated with customers' expectations relating to value chain emissions reduction efforts and competitive risks associated with third parties who come to market with products enabling our customers to reduce their carbon footprints.	Significant investment in technologies, new emerging renewable energy sources and energy storage capabilities.	Long term strategic planning and roadmap development.

Investment in Our Employees

We have implemented and maintain several programs for the financial and educational well-being of our employees and their families. For example, in 2019, we introduced our Employee Stock Purchase Plan, which provides employees the opportunity to share in Ducommun's success and continued growth by purchasing the Company's stock. The plan allows eligible employees to accumulate contributions through after-tax payroll deductions to purchase shares of Ducommun stock at a 15% discount. In 2024, we continued to grow the program, with overall participation levels increasing by 28% since the program's inception. In addition, our 401(k) program has a 91.7% participation rate among eligible employees, with annual training and monthly educational sessions held at each Ducommun performance center.

The Ducommun Scholarship program is an exclusive benefit for the children and grandchildren of full-time Ducommun employees who plan to continue their education by attending a four-year college or university, or a two-year accredited technical or vocational program. Student applicants are evaluated by an independent scholarship firm that administers the application and review process, and scholarships are awarded based on factors such as academic performance, demonstrated leadership skills, participation in school and community activities, honors, work experience, goals and aspirations. In 2024, Ducommun awarded a record 92 academic and vocational scholarships, which included 40 new awards and the renewal of 52 previously awarded scholarships, an increase from the 83 scholarships awarded in 2023, and 70 in 2022. Students can renew their scholarship awards for each academic year, allowing them to work toward a two- or four-year degree, provided they continue to meet minimum academic performance levels and have a parent or grandparent who is employed by Ducommun, which was an enhancement to the program adopted based on an awareness that some students would begin but not always complete their studies, and which Ducommun was determined to change. The total value of scholarship awards in 2024 was approximately $259,000, up 9% from the $237,000 awarded in 2023.

Number of Scholarships Awarded (2019-2024)



	2019	2020	2021	2022	2023	2024
Academic Awards	16	24	42	59	68	75
Vocational Awards	6	1	6	11	15	17

Total Value of Scholarships (2019-2024)



2019	2020	2021	2022	2023	2024
$66,000	$72,000	$138,000	$199,000	$237,000	$259,000

Ducommun also offers a tuition assistance program to encourage employees to continue their formal education. The program provides financial assistance for completing courses that align directly with an employee's assigned job function or that will help prepare them for future advancement within the Company. In 2024, Ducommun issued tuition reimbursement payments totaling more than $30,000 to employees in various functional departments, including engineering, accounting, quality, sales, supply chain and logistics.

Talent Development

As a result of an employee engagement survey Ducommun completed in 2023, it was evident that our employees are most passionate about organizational "purpose" – finding work interesting and meaningful; "excellence" – continuously improving the way work is accomplished; and "decision making" – timely and effective decision making by direct managers. Engagement is an ongoing initiative with a focus on driving continued individual recognition of employees and teams and improving the work environment to provide employees with the tools and resources to do their jobs well and creating a safe and secure work environment where a culture of core values and leadership can exist. In 2024, we completed a follow-up engagement survey to measure our progress against the goals identified in the prior year and are pleased to report a participation level of 97%, which was an increase of two percentage points over 2023 levels. Collectively, these surveys provide valuable employee feedback related to our current practices and shape our future engagement. Through these engagement surveys, we take a pulse of the organization and will continue to focus on areas that are of most importance to our employees.

We also believe that the talent and skills of our employees allow us to drive innovation across the organization in support of our customers and their needs. To that end, and as part of our ongoing focus on organizational development, Ducommun continues to enhance various tools and resources available to its employees. In 2024, we partnered with Franklin Covey, an independent consulting firm, to support our talent development initiatives. As a result, we launched a formal leadership development training program for key individuals across the organization with the goal of developing a "leader's mindset" by equipping them with essential skills that enhance employee engagement, improving collaboration and communication, and driving results.

Moreover, within our human capital and performance management systems, talent and performance reviews are vital to increasing our capabilities, productivity and efficiency in every facet of the organization. Specifically, robust performance management processes support our philosophy of ongoing coaching and feedback as well as fostering employee engagement and collaboration within all levels of the organization, and these processes serve as part of our focused effort to drive organizational effectiveness, process efficiency and talent development. With this ongoing initiative we aim to align core competencies with our core values, annual key focus areas, and employee and leadership expectations.

Newsweek Magazine's Most Responsible Companies for 2025

For the second consecutive year, Ducommun was proud to be named to *Newsweek* magazine's list of most responsible companies in recognition of our commitment to corporate social responsibility and long-term sustainability. *Newsweek's* annual list of America's Most Responsible Companies was produced in collaboration with data firm Statista, a global data and business intelligence platform with an extensive collection of statistics, reports, and insights on over 80,000 topics from 22,500 sources in 170 industries. The America's Most Responsible Companies 2025 ranking focuses on a holistic view of corporate responsibility and is based in part on 30 key performance indicators researched for the top 2,000 public companies by revenue headquartered in the United States and a survey of over 26,000 U.S. residents.



Community Investment

Ducommun is committed to being an active member of the communities in which it operates by contributing not only financial resources, but also volunteering time to help these localities become stronger and better environments in which to live and work. The Company accomplishes this by focusing on educational opportunities for underprivileged students and supporting small business recovery in communities impacted by natural disasters or facing social unrest.

In 2024, Ducommun again partnered with the Orange County United Way to launch a company-wide "Ducommun Cares" giving campaign. Pursuant to this initiative, our employees and the Company donated more than $65,000 to support meaningful causes in the communities in which we operate.

Moreover, last September Ducommun was honored to serve as a Champion Sponsor of the Orange County United Way's Rally for Change event, at which it was awarded the Corporate Climber Award for medium sized companies. Additionally, in November 2024 Ducommun proudly donated $50,000 as an Anniversary Sponsor of the OC United Way's Centennial Gala, for which our Chairman, President and Chief Executive Officer, Stephen G. Oswald, and his wife Regina, served as Gala Chairs and Centennial Sponsors, helping to raise over $850,000 to help local students receive the support they need to thrive academically, provide financial stability for families, and find safe and secure places for our neighbors experiencing homelessness to call home.

The Ducommun Foundation, founded in 2019, is a Section 501(c)(3) organization that serves as the Company's philanthropic arm dedicated to financially supporting local and national non-profit and charitable organizations in the communities in which we operate. Since its inception, the Ducommun Foundation has donated approximately $1.8 million to assist organizations that support veterans, active service members and military families, and efforts to end homelessness in local communities. To that end, in 2024 donations were provided to organizations such as Hire Heroes USA, American Legion, Fisher House Foundation, U.S. Veterans Initiative and Wounded Warriors Family Support. Additionally, in honor of Veterans Day, donations were provided to the American Battle Monuments Foundation, which maintains American military cemeteries and monuments overseas in support of those who have made the ultimate sacrifice in defending our freedom. In past years, contributions were also made to the World Central Kitchen, UNICEF USA and other humanitarian causes.

STEM on the Sidelines™

As a leader in the aerospace and defense industry, Ducommun continues to support community-based science, technology, engineering and math ("STEM") programs and initiatives that nurture and develop the next generation of innovators, thinkers and technicians. In partnership with the Los Angeles Chargers of the National Football League and the University of California, Irvine, Ducommun established and sponsors STEM on the Sidelines™, a regional competition promoting STEM education in Los Angeles and Orange County, California high schools, which is now in its seventh year.



The 2024 contest was held on December 7, 2024 at the Chargers new training facility, The Bolt, with the winning teams honored before the Los Angeles Chargers game on December 19, 2024 at SoFi Stadium in Inglewood, California. A total of twenty teams from 14 different high schools participated in the 2024 contest. To date, a total of more than 850 students from approximately 119 high schools have benefited from their involvement in STEM on the Sidelines™ since 2018.

How to Contact the Board of Directors

We encourage shareholders and other interested parties to communicate with our Board in writing by mail, addressed to Board of Directors, Ducommun Incorporated, 600 Anton Blvd., Suite 1100, Costa Mesa, CA 92626-7100. We intend to forward all such communications to the Board, a Board committee, or any individual director or directors to whom the communication is directed unless it is unduly hostile, threatening or illegal, does not reasonably relate to Ducommun or its business, or is similarly inappropriate. The Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to them. The Board will endeavor to promptly respond to all appropriate communications.

Certain Relationships and Related Transactions

Since the beginning of fiscal year 2024, we have not been a participant in any transaction in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock or any of the immediate family members of any of the foregoing persons had or will have a direct or indirect material interest. Although we do not have a written policy for the review of related party transactions, we have designed our internal control framework to identify related party transactions, including periodic disclosure certifications and monitoring controls. Any identified transactions are then reviewed by the Audit Committee of the Board to confirm that they comply with internal policies, procedures, and applicable regulations.

Named Executive Officers

We believe our named executive officers have the appropriate balance of skills, knowledge, and experience to position us for growth and to maximize shareholder value going forward. We also believe our executive team represents an effective combination of seasoned and earlier career professionals as shown below.



Age

- 40% 43-50
- 20% 51-55
- 40% 61-65

54 Yrs. Average Age

Tenure

- 60% 6-10
- 40% >10

10 Yrs. Average Tenure



STEPHEN G. OSWALD
Chairman, President and Chief Executive Officer

Age: 61

Executive since: 2017

Mr. Oswald has served as President and Chief Executive Officer since January 2017, and as Chairman, President and Chief Executive Officer since May 2018. For additional information on Mr. Oswald, see "Directors' Backgrounds and Qualifications" on page 14.



SUMAN B. MOOKERJI
Senior Vice President, Chief Financial Officer

Age: 46

Executive since: 2023

Mr. Mookerji has served as Senior Vice President, Chief Financial Officer since May 2023 and is also the Company's treasurer. He served as Vice President, Corporate Development and Investor Relations between November 2021 and May 2023 and prior to that, served as Vice President, Strategy, Acquisitions and Integration since joining Ducommun in April 2017. Prior to joining Ducommun, Mr. Mookerji's professional background included corporate strategy, M&A and post-acquisition integration leadership experience at United Technologies Corporation (now Raytheon Technologies Corporation – RTX), both at the corporate and business unit levels, and at Capital Safety, a former Kohlberg, Kravis and Roberts (KKR) portfolio company. Mr. Mookerji began his career in public accounting in 1999 working for Arthur Andersen and then Ernst & Young.



LAUREEN S. GONZALEZ
Vice President, Chief Human Resources Officer

Age: 45

Executive since: 2022

Ms. Gonzalez has served as Vice President, Chief Human Resources Officer since September 2022. She served as Acting Vice President of Human Resources from December 2021 to August 2022, and Director of Human Resources, Shared Services from 2014 to 2021. Prior to joining Ducommun in 2010, Ms. Gonzalez spent approximately 10 years in various Human Resources roles at GUESS? Inc. and First Consulting Group. Ms. Gonzalez holds designations as a Certified Compensation Professional (CCP®) and a Certified Senior Human Resources Professional (SPHR®).



JERRY L. REDONDO
Senior Vice President, Electronics and Structural Systems

Age: 65

Executive since: 2013

Mr. Redondo was appointed Senior Vice President, Electronics and Structural Systems in November 2023 and previously served as Senior Vice President of Operations and Head of Ducommun Structures from June 2017 to November 2023. Prior to that, he was Vice President, Operational Excellence from 2015 to 2017, and Vice President, Operational Excellence for several of Ducommun's subsidiaries from 2013 to 2015. Prior to joining Ducommun, Mr. Redondo was Group Vice President of Crane Aerospace & Electronics, Inc. (from 2010 to 2013), and Director of Operations and Global Supply Chain of the Parker Aerospace Control Systems Division of Parker Hannifin Company (from 1991 to 2010).



RAJIV A. TATA
Vice President, General Counsel & Corporate Secretary

Age: 52

Executive since: 2020

Mr. Tata has served as Vice President, General Counsel and Corporate Secretary since January 2020. Between the time of his promotion and May 2018, Mr. Tata served as Deputy General Counsel and Corporate Secretary. He joined Ducommun in April 2017 as Senior Director, Corporate Compliance. Prior to joining Ducommun, Mr. Tata served as Assistant General Counsel for BakerCorp, an oilfield service company, where he was responsible for assisting with mergers and acquisitions, commercial and real estate transactions, corporate governance and regulatory compliance matters.

Security Ownership of Certain Beneficial Owners and Management

The tables below show the beneficial ownership of more than 5% of our common stock by each of our directors and nominees for director, each executive officer named in the Summary Compensation Table contained in this Proxy Statement, and all directors and executive officers as a group. This information is as of March 5, 2025 except as otherwise indicated in the notes to the tables and does not account for any tax withholding of shares that may occur after March 5, 2025 in connection with the vesting of restricted stock units or settlement of performance stock units. Unless otherwise indicated, such individuals have sole voting and investment power (or share such power with their spouse) with respect to the shares set forth in the tables. We know of no contractual arrangements that may result in a change in control of Ducommun. For the purposes of the tables, beneficial ownership of shares has been determined in accordance with Rule 13d-3 of the SEC, under which a person is deemed to be the beneficial owner of securities if she or he has or shares voting or investment power with respect to such securities or has the right to acquire ownership thereof within 60 days. Ownership percentages in the table are based upon 14,863,345 shares of common stock outstanding as of March 5, 2025, and the relevant number of shares of common stock issuable upon exercise of stock options or other awards that are exercisable, have vested, or will be exercisable within 60 days of March 5, 2025. The amounts shown in the tables do not purport to represent beneficial ownership for any purpose other than compliance with SEC reporting requirements.

Security Ownership of Certain Beneficial Owners

	Address of Shareholders	Number of Shares	Percentage of Class
BlackRock Advisors LLC	50 Hudson Yards New York, NY 10001	1,557,012[1]	10.5%
Paradigm Capital Management, Inc.	Nine Elk Street Albany, NY 12207	1,421,500[2]	9.6%
Dimensional Fund Advisors LP	6300 Bee Cave Road, Bldg. One Austin, TX 78746	1,016,433[3]	6.8%
The Vanguard Group	100 Vanguard Blvd. Malvern, PA 19355	740,010[4]	5.0%

(1)   The information is based on a Schedule 13G/A filed with the SEC on January 8, 2024. Black Rock, Inc. has sole voting power as to 1,500,513 shares and sole investment power as to 1,557,012 shares.

(2)   The information is based on Schedule 13G/A filed with the SEC on February 12, 2024. Paradigm Capital Management, Inc. has sole voting power as to 1,421,500 shares and sole investment power as to 1,421,500 shares.

(3)   The information is based on a Schedule 13G/A filed with the SEC on February 14, 2024. Dimensional Fund Advisors LP has sole voting power as to 1,000,434 shares, and sole investment power as to 1,016,433 shares.

(4)   The information is based on a Schedule 13G filed with the SEC on February 13, 2024. The Vanguard Group has shared voting power as to 9,175 shares, sole investment power as to 718,239 shares and shared investment power as to 21,771 shares.



Security Ownership of Directors and Management

Name	Number of Shares	Percentage of Class
Richard A. Baldridge	28,240[1]	*
Daniel L. Boehle	811[2]	*
David B. Carter	3,400[1]	*
Shirley G. Drazba	14,640[1]	*
Robert C. Ducommun	569,759[3]	3.8%
Dean M. Flatt	41,440[1]	*
Daniel G. Korte	811[2]	*
Sheila G. Kramer	8,200[1]	*
Samara A. Strycker	7,200[1]	*
Stephen G. Oswald	461,206[4]	3.1%
Suman B. Mookerji	56,751[5]	*
Laureen S. Gonzalez	11,732[6]	*
Jerry L. Redondo	71,453[7]	*
Rajiv A. Tata	41,429[8]	*
All Directors and Executive Officers as a Group (14 persons)	1,317,072[9]	8.9%

* Less than one percent.

(1) Includes 2,400 shares of restricted stock units that will vest on May 14, 2025.

(2) Includes 811 shares of restricted stock units that will vest on November 5, 2025.

(3) The number of shares includes (i) 44,500 shares held by a foundation of which Mr. Ducommun is an officer, as to which he disclaims any beneficial interest, (ii) 106,229 shares as to which Mr. Ducommun has been granted a proxy to exercise voting power by his sister, Electra D. de Peyster, (iii) a total of 4,130 shares owned by Mr. Ducommun's wife and daughter, (iv) 5,000 shares held in an IRA for the benefit of himself and (v) 2,400 shares of restricted stock units held by Mr. Ducommun which vest on May 14, 2025. Mr. Ducommun has sole voting and sole investment power as to 409,900 shares (includes 2,400 shares of restricted stock units that vest on May 14, 2025), shared voting power as to 47,830 shares and shared investment power as to 47,830 shares.

(4) Includes (i) 67,500 shares of common stock issuable upon exercise of stock options that have previously vested and are exercisable, (ii) 1,822 shares of common stock held by a charitable trust over which Mr. Oswald shares voting and investment power with his wife, and (iii) 401 shares of common stock acquired on January 31, 2025 through the Ducommun Incorporated Employee Stock Purchase Plan (ESPP).

(5) Includes 12,200 shares of common stock issuable upon exercise of stock options that are vested and are exercisable.

(6) Includes 667 restricted stock units scheduled to vest on April 22, 2025, and 32 shares of common stock acquired on January 31, 2025 through the Ducommun Incorporated ESPP.

(7) Includes 122 shares of common stock acquired on July 31, 2024 and 108 shares of common stock acquired on January 31, 2025, both through the Ducommun Incorporated ESPP.

(8) Includes 10,173 shares of common stock issuable upon exercise of stock options that are vested and exercisable, 93 shares of common stock acquired on July 31, 2024 and 77 shares of common stock acquired on January 31, 2025, both acquired through the Ducommun Incorporated ESPP.

(9) The number of shares includes an aggregate of 89,873 shares of common stock issuable upon exercise of stock options held by our officers that are vested and are exercisable.

Proposal 2
Resolution to Approve Executive Compensation on an Advisory Basis

We are asking shareholders to approve on an advisory basis Ducommun's named executive officer compensation as reported in this Proxy Statement. As described below in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

1) Create a pay-for-performance compensation approach to align executive interests with those of shareholders;
2) Provide competitive levels of compensation that align pay to the achievement of our financial goals;
3) Assist in attracting and retaining qualified executives; and
4) Recognize individual and team initiatives and performance.

Our pay-for-performance compensation approach consists of a mix of shorter-term and longer-term incentive compensation, including annual cash incentives, restricted stock units that incrementally vest over three years and performance stock unit and long-term performance-based cash awards for our CEO that will cliff vest at the end of a three-year performance period. In 2024, the Compensation Committee continued to adhere to our pay-for-performance compensation philosophy and used its discretion to make only minor adjustments for one-time costs consistent with past practices. With respect to annual incentives, the Compensation Committee took into account the following:

a) On a year-over-year basis, our market capitalization increased by 24%, resulting in shareholders realizing $180 million in value in 2024 and demonstrating the effectiveness of our pay-for-performance compensation philosophy in aligning our executives' interests with those of shareholders;
b) Our relative total shareholder return once again outperformed those of our proxy talent peer group due to management's demonstrated track-record of strong operational leadership and effective cost management;
c) Our stock price increased by 22% on a year-over-year basis, rising from $52.06 to $63.66 as measured on December 29, 2023 and December 31, 2024, respectively, providing substantial value to shareholders;
d) For the second consecutive year, we established a new all-time revenue record of approximately $786.6M with healthy year-over-year top line growth of almost 4% and surpassing the prior record of $757M in 2023, as Ducommun continued to benefit from offloading with the right product portfolio, strong operating discipline and by leveraging our lean, highly focused performance center concept, with net revenue per employee increasing by approximately 8% over the prior year all while overcoming challenges relating to workforce availability, inflationary pressures and significant headwinds in the commercial aerospace market.

e) Management oversaw a very significant 350 bps increase in gross profit margins, which is another great example of our operating process, Company culture, dedicated employees and strong leadership;
f) In the second full year after announcing our VISION 2027 Strategy in December 2022, management made significant progress towards the financial goals and key tenets of our value creation plan for shareholders, including:
   (i) Our engineered products and aftermarket offerings delivering across the board in operating income, revenue and cash flow, with their percentage of overall revenue increasing significantly on a year-over-year basis;
   (ii) Expanding content on key commercial aerospace platforms with excellent growth on the Airbus A220 and A320 programs and increasing content on the Boeing 787 program. Overall, revenues from commercial aerospace grew approximately 8% on a year-over-year basis;
   (iii) Continued execution of our off-loading strategy with key defense primes, including being awarded two major awards totaling over $50M in revenue for the Raytheon SPY-6 family of radar systems. These two awards represent a $25M follow on order for a circuit card assembly already in production, along with another $25M order for a circuit card assembly that will be brand new production. Additionally, Northrop Grumman represented our third largest customer in 2024, comprising 6.4% of total revenues, up from 5.5% from the same period in the prior year;
   (iv) Management made significant progress in consolidating the Company's facility footprint during the year with the closure of the Company's Monrovia, California performance center and reducing headcount at the Berryville, Arkansas performance center down to less than 10 to maintain production capability until all requisite approvals are obtained to shift production to our low-cost facility in Guaymas, Mexico. The continued implementation of this restructuring initiative is expected to generate $11-$13M in annualized savings once fully completed; and
   (v) Almost doubling net income from $15.9M in 2023 to $31.5M in 2024 and Adjusted EBITDA from 13.4% of revenues in 2023 to approximately 15% in 2024, tracking well ahead of the 18% target in VISION 2027.
g) MagSeal LLC, a leading provider of high-impact, military-proven magnetic seals for critical systems in aerospace and defense applications, which we acquired in December 2021, and our Carson, California performance center collectively generated over $100M in revenue in 2024, demonstrating the success and effectiveness of our VISION 2027 Strategy;

h) Management continued to proactively navigate supply chain issues and labor shortages to maintain an outstanding record of on-time deliveries and quality to customers, as evidenced by our backlog of just over $1 billion;

i) Several customers recognized Ducommun's excellence for on-time delivery and quality during the year, including being named as Gulfstream Aerospace Corporation's Supplier of the Year; being awarded an Elite Supplier Award by Lockheed Martin Aeronautics; earning Northrop Grumman Mission Systems' ("NGMS") Platinum Supplier Designation; and being awarded the Partner2Win Gold Medallion award from BAE Systems for the second consecutive year in recognition of Ducommun's exceptional performance and commitment to operational excellence, all of which are expected to generate significant value for shareholders; and

j) SG&A expense increased on a year-over-year basis as we continued to invest in the business coming out of several lean years from the COVID-19 pandemic and the commercial aerospace recovery but was still among the lower half of our proxy talent peer group companies when viewed as a percentage of revenue based on those firms' most recent Form 10-K filings. Moreover, at Ducommun's corporate headquarters, the number of vice presidents at the Company decreased by ten since 2016, demonstrating management's continued strong cost management and effective spending controls.

The Compensation Committee incorporated these considerations into the final annual cash incentive awards that recognized the significant individual and team performance that drove our results in 2024. Moreover, the Compensation Committee believes that our continued growth, with year-over-year increases in market capitalization, revenue, gross profit margins and a nearly $1 billion backlog, positions Ducommun and its shareholders favorably for further success going forward.

With respect to long-term incentives, the Compensation Committee continued its practice of granting performance and restricted stock units to executives, as the Company does not maintain a pension plan for our CEO or NEOs. However, in order to preserve shares under our 2024 Stock Incentive Plan and mitigate the dilutive effects of our long-term equity compensation practices on shareholders, the Compensation Committee granted our CEO long-term performance-based cash awards using the same metrics as our performance stock unit grants. The Compensation Committee believes this decision is consistent with our pay-for-performance compensation philosophy and maintains the alignment between executives' interests and those of our shareholders. As a result, in 2024:

• Approximately 87% of target direct compensation for the chief executive officer was at risk and 77% was performance based; and

• Approximately 70% of target direct compensation of the other named executive officers on average was at risk and 53% was performance based.

We urge shareholders to read the "Compensation Discussion and Analysis" that follows, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and associated narratives and graphs related to the CD&A, which collectively provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board strongly believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our executive officers reported in this Proxy Statement has supported and contributed to our success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the shareholders of Ducommun Incorporated (the "Ducommun") approve, on an advisory basis, the compensation of Ducommun's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for Ducommun's 2025 Annual Meeting of Shareholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. However, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program. At the 2024 Annual Meeting, shareholders expressed overwhelming support for the compensation of our named executive officers, with approximately 88% of the votes cast (with abstentions being counted as a vote "against" the proposal) approving the "say-on-pay" resolution.

Following the vote to be conducted at our 2025 Annual Meeting of Shareholders, we anticipate that the next advisory vote to approve named executive officer compensation will occur at our 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting").

> ⊘ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" DUCOMMUN'S ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION.

2025 Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes the compensation awarded to, earned by or paid to the executive officers listed below (the "Named Executive Officers" or "NEOs") during 2024.



STEPHEN G. OSWALD,
Chairman, President and Chief Executive Officer



SUMAN B. MOOKERJI,
Senior Vice President, Chief Financial Officer



LAUREEN S. GONZALEZ,
Vice President and Chief Human Resources Officer



JERRY L. REDONDO,
Senior Vice President, Electronics and Structural Systems



RAJIV A. TATA,
Vice President, General Counsel and Corporate Secretary

2024 Operations and Performance Highlights: Substantial Increase in Market Capitalization, All-Time High Revenues Resulting from Continued Execution of VISION 2027 Strategy

The year ended December 31, 2024 saw Ducommun, in its 175th continuous year in business, attain a 22% increase in stock price between December 31st of 2023 and 2024, rising from $52.06 to $63.66, respectively, a 24% year-over-year increase in its market capitalization, a relative total shareholder return that once again outperformed those of our proxy talent peer group, all-time high revenue levels and a backlog of just over $1 billion – a clear sign that happy customers speak with orders. Our performance against critical metrics such as revenue, gross profit, operating income, net income, adjusted EBITDA and backlog are summarized in the graphs below and provide demonstrated evidence of the effectiveness of the Company's VISION 2027 Strategy: we successfully increased the percentage of revenue from our Engineered Products business and aftermarket content, expanded our presence on key commercial aerospace platforms with Airbus and business jets, executed our off-loading strategy with defense primes and high growth segments of the defense budget, consolidated our facility footprint and continued to expand our margins all while overcoming challenges relating to workforce availability, inflationary pressures and a longer than expected domestic commercial aerospace recovery.

Market Capitalization

Our market capitalization increased by a remarkable 69% between 2021 and 2024, resulting in our shareholders realizing over $380 million in value. The chart below depicts our market capitalization between the years 2021 and 2024.



*   *Based on 11,925,087 shares outstanding and closing price of $46.77 per share as of December 31, 2021.*
**   *Based on 12,106,285 shares outstanding and closing price of $49.96 per share as of December 30, 2022.*
*** *Based on 14,600,766 shares outstanding and closing price of $52.06 per share as of December 29, 2023.*
**** *Based on 14,781,218 shares outstanding and closing price of $63.66 per share as of December 31, 2024.*

Revenue (in $000s)

Revenues in 2024 were at an all-time high of $786.6 million, a year-over-year increase of approximately 4% and surpassing the prior record of $757M in 2023. The increase was driven mainly by higher year-over-year revenue from our commercial and military and space end markets.



2021 - 2024 Gross Profit (in $000s)

Gross profit increased by over 20% on a year-over-year basis due to a higher percentage of revenues from engineered products, the implementation of strategic pricing initiatives, lower restructuring charges and our footprint consolidation efforts, all pursuant to our VISION 2027 Strategy.



2021 - 2024 Gross Profit Margin (as a % of Revenues)

Gross profit margin was 25.1% of revenues in 2024, an incredible 350 bps increase from the prior year. The increase is due primarily to the execution of our VISION 2027 Strategy, including generating a higher percentage of revenues from engineered products, the implementation of strategic pricing initiatives, lower restructuring charges and our footprint consolidation.



Net Income (in $000s)

Net Income almost doubled from $15.9 million in 2023 to $31.5 million in 2024. The increase was attributable to higher gross profit and operating income, winding down of restructuring activities resulting in lower restructuring charges, and the interest rate swaps that became effective in 2024, which helped lower interest expense.



Net Income as a Percentage of Revenues

Net Income as a percentage of revenues increased by almost 200 bps over the prior year. The increase was attributable to management's focus on profitable growth, including the success of pricing initiatives implemented during the year and strong cost management.



Operating Income ($000s)

Operating income was $52.2 million in 2024, an impressive 80% increase over the prior year. The increase is mainly attributable to higher gross profit due to management's implementation of pricing initiatives, strong cost management and lower restructuring charges.



* Approximately 15.9% of the net income as a percentage of revenues was due to Ducommun's completion of a sale-leaseback transaction involving its Gardena performance center.

Operating Income Margins (%)

Operating income margins were approximately 6.6% in 2024, up from 3.8% in the prior year. The year-over-year increase is mainly due to higher revenues, higher gross margins, lower restructuring charges and progress on our footprint consolidation initiative pursuant to our VISION 2027 Strategy.



Adjusted EBITDA (in $000s)[1]

Adjusted EBITDA increased from $101.8 million in 2023 to $116.6 million in 2024. The increase was attributable to management's focus on profitable growth, including strong cost management, and successfully implementing our VISION 2027 Strategy.



Adjusted EBITDA Margins (%)[1]

Adjusted EBITDA Margin was 14.8% in 2024, a significant increase of 140 bps from 2023 and which again was attributable to management's focus on profitable growth, including the successful execution of our VISION 2027 Strategy and strong cost management.



Non-GAAP Adjusted Operating Income 2021 - 2024[1]

Non-GAAP adjusted operating income increased by almost 20% year-over-year, again due mainly to revenue growth from our commercial and military space end markets, strong cost management and lower restructuring charges.



Diluted Earnings Per Share 2021 - 2024

Diluted earnings per share was $2.10, up from $1.14 in the prior year. The increase was due mainly to higher gross profit and operating income and the hedge which helped lower interest expense, offset by a higher number of outstanding shares from our successful follow-on offering in 2023.



*   *Approximately $8.39 of the increase in GAAP diluted EPS in 2021 was attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena performance center.*

Non-GAAP Adjusted Diluted Earnings Per Share 2021 - 2024[1]

Non-GAAP adjusted diluted earnings per share was $3.27 in 2024, up from $2.57 in the prior year. The increase was due mainly to higher gross profit and operating income, and a higher number of common shares outstanding resulting from our successful follow-on offering, which brought a new cadre of investors and a doubling of trading volume on a year-over-year basis.



* Approximately $8.39 of the increase in GAAP diluted EPS in 2021 was attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena performance center.

Remaining Performance Obligations (in $millions)

Remaining performance obligations were $1,012.6 as of the end of 2024, up from $963.5M from the prior year. Please note that there is no reconciliation between GAAP remaining performance obligations and the non-GAAP backlog amounts depicted below.



Backlog (in $millions)[1]

Backlog, defined as customer placed purchase orders and long-term agreements with firm fixed prices and expected delivery dates of 24 months or less, reached just over $1B at the end of 2024 due mainly to the increase in military and space end-use markets.



Relative Total Shareholder Return vs. Proxy Talent Peer Group[2]



DCO TSR   **2020-2021 Peer Group TSR**
2022 Peer Group TSR   **2023-2024 Peer Group TSR**

Our relative total shareholder return consistently outperformed those of our proxy talent peer group in each year in which such group was used as a benchmark for our compensation practices due to management's demonstrated track-record of strong operational leadership and effective cost management.

(1)   *Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Income, Adjusted Diluted Earnings Per Share and Backlog are non-GAAP financial measures. For a discussion of these measures and for reconciliation to the nearest comparable GAAP measures, see Appendix A to this Proxy Statement.*

(2)   *Please see the "Benchmarking and Proxy Talent Peer Group" section of the Compensation Discussion and Analysis section for a list of the proxy talent peer group used to determine 2024 compensation. The proxy talent peer group used to determine 2024 compensation for our PEO and other NEOs included: AAR Corp., AeroVironment, Inc., Astronics Corporation, Barnes Group Inc., CIRCOR International, Inc., Heico Corporation, Hexcel Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings Incorporated and Triumph Group, Inc.*

The following graph and table compare the total shareholder return on $100 invested in Ducommun common stock with the total shareholder return on $100 invested in the Russell 2000 Index and companies identified in the "Benchmarking and Proxy Talent Peer Group" section of this Compensation and Disclosure Analysis, for the five-year period from 2020 through 2024, with the year ended December 31, 2019, serving as the base period. The Russell 2000 Index measures the performance of approximately 2,000 small-capitalization companies in the Russell 3000 Index, a larger index of publicly traded companies that represents almost 98% of the investable U.S. stock market. The total returns include the reinvestment of cash dividends.

Total Shareholder Return vs. Proxy Talent Peers and Russell 2000



**Comparison of 5 Year* Cumulative Total Return
Ducommun Inc. vs. Median of Peers** and Russell 2000
Assumes Initial Investment of $100 as of
December 31, 2019**

● Ducommun Inc.   ● Russell 2000 Index   ● Median of Peers

*   *Data for each year depicted in the graph above is as of December 31 of each year.*
**   *For information about our proxy talent peer group, see "Compensation Discussion and Analysis – Benchmarking and Proxy Talent Peer Group."*

	Cumulative Total Shareholder Return as of December 31,				
	2020	**2021**	**2022**	**2023**	**2024**
Ducommun Incorporated	$ 106	$ 93	$ 99	$ 103	$ 126
Russell 2000 Index	$ 120	$ 138	$ 110	$ 128	$ 143
Median of proxy talent peers	$ 86	$ 79	$ 70	$ 95	$ 108

Our relative total shareholder return TSR compared to the Russell 2000 Index over the 3-year period between 2022 and 2024 was in the 79th percentile, ranking 368th out of 1,720 companies.*

*   *"Final Payout Determination for Performance Shares Granted in 2022," Willis Towers Watson LLC, January 14, 2025.*

Pay for Performance Philosophy

Our philosophy in compensating our named executive officers is oriented towards a pay-for-performance approach. In 2024, as reported in the Summary Compensation Table and other graphs below, performance-based compensation (defined, for this purpose, as all compensation contingent on the achievement of performance goals), at target, represented a significant percentage of the total compensation of each of the named executive officers:

CEO Compensation Mix at Target



Base Salary = 13%   LTIs = 74%
Annual Incentive = 13%   Performance Based = 77%

Average of Other NEO Compensation Mix at Target



Base Salary = 30%   LTIs = 53%
Annual Incentive = 17%   Performance Based = 53%

Compensation Program Overview

The direct elements of our executive compensation program are summarized below.

At Risk	Type of compensation	Compensation element	Purpose	How paid	For more information
	Fixed	Base Salary	Compensate named executive officers for their multiple roles and levels of responsibility, as well as individual performance.	Cash; paid bi-weekly.	Page 57
At Risk	Performance-based and variable	Annual Cash Incentive	Designed to reward the achievement of annual financial goals based on our actual financial performance compared to targets for adjusted operating income, revenue, and adjusted cash flow from operations; actual financial performance compared to a minimum adjusted net income goal; and individual performance.	Cash; typically paid in the first quarter of the year following the year for which the incentive is earned.	Page 57
		Performance Stock Units ("PSUs") and Performance-Based Long-Term Incentive Cash Awards based on EPS/rTSR ("Cash LTIPs – EPS/rTSR")	Designed to reward the achievement of long-term growth in our adjusted diluted earnings per share and relative total shareholder return over a three-year performance period.	Cliff vest at the end of the three-year performance period to the extent earned; paid in cash (to our CEO) and shares of common stock (to our CEO and other NEOs) in the first quarter of the year after the conclusion of the performance period.	Page 60
		Revenue Performance Stock Units ("RPSUs" f/k/a PRSUs) and Long-Term Incentive Cash Awards based on Revenue for our CEO ("Cash LTIPs – Revenue")	Designed to reward our CEO for the achievement revenue growth targets in the last year of a three-year performance period.	Cliff vest at the end of the three-year performance period to the extent earned; paid in shares and cash to our CEO in the first quarter of the year after the conclusion of the performance period.	Page 60
	Time-Based	Restricted Stock Units ("RSUs")	Designed to reward the achievement of long-term growth in our stock price and to provide a long-term retention incentive.	Shares vest ratably in annual increments over three years.	Page 60
	Perquisites and Retirement Benefits (Other Compensation)	Automobile allowance; non-qualified deferred compensation plan; medical, dental, life and other insurance benefits, and 401(k) matching contributions provided on a non-discriminatory basis	Designed to provide limited perquisite and retirement benefits necessary for the attraction and retention of key executives.	Benefits paid bi-weekly; non-qualified deferred compensation plan and 401(k) matching annually, and in the case of the non-qualified deferred compensation plan, an annual discretionary contribution.	Page 65

As shown above, our executive compensation program reflects strong pay for performance alignment, and once again, our financial performance was the most significant factor affecting compensation of the named executive officers in 2024.

Since 2016, the number of vice presidents at the Company has decreased by ten, demonstrating management's continued strong cost management and effective spending controls. As depicted below, Ducommun's SG&A expense as a percentage of revenue remains among the lower half of its proxy talent peer group companies based on those firms' most recent Form 10-K filings with the SEC.

Vice Presidents at DCO Corporate



DCO vs. Proxy Talent Peers' SG&A Expense as a % of Revenue



Barnes Group	24.3%
Kaman Corporation	22.0%
Mercury Systems	20.0%
Kratos Defense & Security	19.1%
Astronics Corporation	18.5%
HEICO Corporation	17.6%
Ducommun Incorporated	17.6%
RBC Bearings	16.2%
AeroVironment	16.0%
Triumph Group	15.1%
AAR Corporation	13.5%
Hexcel Corporation	9.3%

In 2024, the total actual compensation of our CEO and other named executive officers as reported in the Summary Compensation Table increased in a manner proportional with our 24% year-over-year increase in market capitalization as well as our all-time high level of revenue, and consistent with our pay-for-performance compensation philosophy. In keeping with that philosophy, eighty-seven percent (87%) of our CEO's total target compensation was at risk with seventy-seven percent (77%) being performance based, and which reflected our year-over-year growth in market capitalization, revenue and margins. The chart below depicts the alignment between our CEO's total actual compensation and revenue between 2021 and 2024.

CEO Compensation to Revenue



On average, total actual compensation for our other named executive officers increased in a manner reflective of our performance and to align with market competitive levels, with 53% of total actual direct compensation being performance based and 70% being at risk.

Other NEOs Total Actual Compensation 2022-2024 ($000s)



*   *Value for Mr. Mookerji in 2022 is not applicable due to his promotion to SVP, CFO in May 2023.*

Compensation Best Practices

Our executive compensation program includes a number of positive pay practices.




What We Do	What We Don't Do
✓ A significant majority of target total direct compensation for the named executive officers was based on performance	✗ We do not provide any pension or supplemental retirement benefits
✓ We have a clawback policy in place for all incentive-based compensation	✗ We do not provide excise tax gross-ups
✓ Executives and directors are subject to demanding stock ownership guidelines	✗ We do not provide for any "single-trigger" equity vesting in the event of a change in control
✓ We provide only modest perquisites to retain our named executive officers	✗ We do not permit option repricing without shareholder approval
✓ Our Compensation Committee engages an independent compensation consultant	✗ We do not grant stock options with an exercise price below 100% of fair market value
✓ We prohibit executives and directors from pledging Ducommun stock or engaging in hedging transactions involving Ducommun stock	



Last Year's Say on Pay Vote

At the 2024 Annual Meeting, shareholders expressed overwhelming support for the compensation of our named executive officers, with 88.3% of the votes cast (with abstentions being counted as a vote "against" the proposal) in favor of the "say-on-pay" advisory vote. Accordingly, the Compensation Committee considered the results of the 2024 advisory vote in connection with its regular evaluation of our executive compensation program but did not make any changes to it or our policies as a result of that vote.

How Compensation Decisions are Made

Compensation Objectives

Our compensation programs are designed to provide competitive levels of compensation that link pay to the achievement of our financial goals, assist Ducommun in attracting and retaining qualified executives and recognize individual initiative and performance. We intend for overall compensation of the named executive officers to be at levels that are broadly competitive with other companies of similar size and complexity of operations.

We do not target any specific mix of cash versus non-cash compensation for our named executive officers. Instead, each element of compensation (salary, annual cash incentive, performance-based long-term equity and cash incentives and time-based restricted stock units) is awarded and targeted at amounts that are intended to be market-competitive, consistent with our compensation principles and reflect internal pay equity considerations. The Compensation Committee decided to continue to primarily rely on the grant of performance-based awards (in the form of both performance stock units to our NEOs and performance-based long-term incentive cash awards to our CEO) when awarding variable compensation to executives. This approach provides consistency with our philosophy of creating pay-for-performance compensation opportunities to enhance alignment between executives' interests and those of shareholders.

Role of the Compensation Committee

Each element of compensation for the CEO is set by the Compensation Committee. In addition, each element of compensation for the other named executive officers is recommended by the CEO and reviewed and approved by the Compensation Committee. As discussed below, we generally target the 50th to 75th percentile of proxy talent peer group data and the 50th to 75th percentile of published survey compensation in assessing and establishing compensation for the named executive officers for several reasons. First, our executive officers assume multiple responsibilities that extend beyond the scope of their job titles and those traditionally performed by leaders in similar roles. Additionally, we target these levels to retain our executives in a very competitive labor market, thereby ensuring continuity among the senior leadership team to achieve our long-term strategic objectives. Moreover, our overall compensation mix leans heavily towards being at-risk and performance-based, which ensures that our executive officers' interests are aligned with those of shareholders.

Compensation Consultant

The Compensation Committee retained Willis Towers Watson LLC ("WTW") as an independent compensation consultant, which did not provide any services to us in 2024 other than with respect to executive compensation. The Compensation Committee reviewed WTW's independence and completed an assessment of any potential conflicts of interest raised by WTW's work by considering the following six factors, as well as others it deemed relevant: (i) whether WTW provides other services to us; (ii) the annual dollar value of fees paid to WTW, as a percentage of WTW's total revenue; (iii) the policies and procedures of WTW that are designed to prevent conflicts of interest; (iv) any business or personal relationships between WTW consultants and members of the Compensation Committee; (v) whether any WTW consultants own Ducommun stock and if so, how much; and (vi) any business or personal relationships between WTW consultants or WTW with any of our executive officers. As a result of this review, the Compensation Committee concluded that WTW is independent and there are no such conflicts of interest.

Benchmarking and Proxy Talent Peer Group

The table below identifies the proxy talent peer group companies in the aerospace and defense and industrial machinery sectors of the Global Industry Classification Standard that were referenced by WTW and the Compensation Committee as market comparators in setting target direct compensation for our named executive officers in 2024 based on 2023 revenues:

2024 Proxy Talent Peer Group*

Company Name	GICS Sector	2023 Revenue ($ in millions)**
AAR Corporation	2010-1010 (Aerospace & Defense)	$2,319
AeroVironment, Inc.	2010-1010 (Aerospace & Defense)	$717
Astronics Corporation	2010-1010 (Aerospace & Defense)	$689
Barnes Group, Inc.	2010-6020 (Industrial Machinery)	$1,451
Heico Corporation	2010-1010 (Aerospace & Defense)	$3,858
Hexcel Corporation	2010-1010 (Aerospace & Defense)	$1,789
Kaman Corporation	2010-1010 (Aerospace & Defense)	$776***
Kratos Defense & Security Solutions, Inc.	2010-1010 (Aerospace & Defense)	$1,037
Mercury Systems, Inc.	2010-1010 (Aerospace & Defense)	$835
RBC Bearings, Inc.	2010-6020 (Industrial Machinery)	$1,560
Triumph Group, Inc.	2010-1010 (Aerospace & Defense)	$1,192

75th Percentile (in $ millions)	Median (in $ millions)	25th Percentile (in $ millions)
$1,618	$1,115	$784

Ducommun 2023 Revenue (in $ millions)

$757

* Data for CIRCOR International, Inc. is omitted from the table above because it ceased registering its securities with the SEC as of October 30, 2023 based on a Form 8-K filed on that date.

** Based on 2024 proxy talent peer group's most recent Form 10-K filings with the SEC.

*** Kaman Corporation ceased registering its securities with the SEC as of April 29, 2024 based on a Form 15-12G filed on that date.

Additionally, the Compensation Committee has the compensation consultant prepare a formal executive compensation assessment every year. For the 2024 fiscal year, WTW assessed our executive compensation compared to the proxy disclosures for a specific proxy talent peer group and to broader published survey compensation data and recommended appropriate changes to our executive compensation program (the "WTW compensation assessment"). Specifically, and as noted above, we generally target the 50th to 75th percentile of proxy talent peer group data and the 50th to 75th percentile of published survey compensation in assessing and establishing compensation for our named executive officers.

Moreover, the WTW compensation assessment compared our executive compensation levels to published survey compensation data for general industry and manufacturing companies with annual revenues of between $500 million and $1 billion, based on WTW's advice that such compensation survey data would provide a reasonable basis for benchmarking our executive compensation. The compensation survey data was gathered from the General Industry Executive Compensation Survey – U.S., Durable Products Manufacturing or All Industry data cuts, published by Willis Towers Watson Services, and the U.S. Mercer Benchmark Database – Total Remuneration Survey, published by William M. Mercer. Aggregate compensation data from the surveys was provided to the Compensation Committee.

When making compensation decisions regarding the CEO, SVP CFO and SVP Electronics and Structural Systems, the Compensation Committee reviews and relies upon both proxy talent peer group data and published survey compensation data. When making compensation decisions regarding the other named executive officers, the Compensation Committee primarily relies on the published survey compensation data included in the WTW compensation assessment because the data provided for comparable positions within our proxy talent peer group companies is considered insufficient.

In reviewing proxy talent peer group and published survey compensation data, the Compensation Committee evaluates the relative percentile ranking of the CEO and the other executive officers with respect to salary, total cash compensation and total direct compensation. The Compensation Committee also considers each named executive officer's scope of responsibility, years of experience, demonstrated performance and marketability, and impact level within Ducommun relative to other executives in making compensation decisions.

2024 Named Executive Officer Compensation

Base Salaries

In establishing the salaries for the named executive officers in 2024, the Compensation Committee considered the WTW compensation assessment of base salary levels, which indicated that the CEO's base salary was generally consistent with the 75th percentile of our proxy talent peer group and published survey compensation data. Moreover, the base salaries of the other named executive officers were generally consistent with the 50th percentile of published survey compensation data. Accordingly, the Compensation Committee made the base salary changes shown below for 2024 in recognition that our executive officers assume multiple responsibilities that extend beyond the scope of those traditionally performed by leaders in similar roles, and to reward executives for their

2023 performance and our continued progress towards achieving the long-term goals articulated in our VISION 2027 Strategy. For example, Ms. Gonzalez and Mr. Tata oversee corporate communications, employee safety initiatives, facility security, and charitable and community outreach programs – responsibilities that extend beyond the core duties associated with their roles as Vice President and Chief Human Resources Officer and Vice President, General Counsel and Corporate Secretary, respectively. Additionally, in fiscal year 2024, Mr. Redondo assumed responsibility for all our electronics and structural systems performance centers. The base salary increases for these individuals in fiscal year 2024 reflect the extensive responsibilities these NEOs assumed.

	2024 Base Salary	2023 Base Salary	% Change
Mr. Oswald	$994,382	$ 965,419	3%
Mr. Mookerji	$ 532,301	$ 506,953	5%
Ms. Gonzalez	$349,440	$ 291,200	20%
Mr. Redondo	$532,082	$ 497,274	7%
Mr. Tata	$ 410,527	$ 342,106	20%

Annual Cash Incentives

Annual cash incentives are awarded based on our actual financial performance compared to targets for three performance metrics: operating income; net revenues; and cash flow from operations, as long as Ducommun exceeds an adjusted net income threshold of $10M. The performance metrics and their weightings are depicted in the diagrams below.

The Compensation Committee chose these performance measures because it believes that growth along those metrics is essential to our objective of providing superior long-term total shareholder return. The Compensation Committee approves the threshold, target and maximum goals for the financial performance measures and the formula for funding the bonus pool at the beginning of each year. These performance goals are set in line with our annual operating plan for the year, and the 2024 annual operating plan approved by the Board contemplated that attainment of the maximum level of net

revenue and operating income metrics would be the highest in years for Ducommun, thereby aligning management's interests with those of shareholders.

The Compensation Committee establishes a target annual cash incentive award for each named executive officer, expressed as a percentage of base salary. In setting the annual cash incentive target amounts, ranging from 100% of target base salary for our CEO to between 50% and 65% of target base salary for our other NEOs, the Compensation Committee considered the WTW compensation assessment, which indicated our annual cash incentive target percentages were appropriate relative to the market. Annual cash incentive payouts can range from zero to a maximum of three times the targeted percentage, depending on performance. The maximum is considered appropriate in recognition of the stretch nature of the performance goals and the benefit bestowed upon shareholders should they be attained.

Achievement of Performance Goals in 2024

In determining actual payouts under the 2024 annual incentive plan, the Compensation Committee and Board first determined that Ducommun exceeded the adjusted net income threshold of $10M. The Compensation Committee then reviewed Ducommun's performance against each metric established under the annual incentive plan to determine the award's funding by metric, applied the appropriate weight to each metric and calculated the actual funding for the 2024 annual incentive plan.



The table below depicts the threshold, target, and maximum goals for each metric under the 2024 annual incentive plan and our actual performance.

($ thousands)	Threshold	Target	Maximum	Actual[1]	FY 2024 Award Funding by Metric	Annual Incentive Plan Metric \ Weighting	Total Earned (as % of Target)
Operating Income[2]	60.7	66.0	71.3	74.3[2]	300%	70%	210%
Net Revenues	777.1	793.0	808.8	786.6	70%	10%	7%
Cash Flow (as adjusted)	33.3	37.0	40.7	43.5	300%	20%	60%
Actual Funding							277%

(1) Includes adjustments consistent with historical practices.
(2) Operating Income (as adjusted) includes adjustments relating to the impact of restructure expenses, amortization of BLR inventory step up and acquisition intangibles, and professional fees relating to the unsolicited non-binding acquisition offer in 2024.

The Compensation Committee also reviewed and noted several significant achievements and milestones, which are summarized below. No individual weightings were assigned to any one of these factors:

● In 2024 we delivered extraordinary earnings growth and margin expansion, demonstrating that our VISION 2027 Strategy is paying off for investors;

● On a year-over-year basis, our market capitalization increased by 24%, resulting in shareholders realizing $180 million in value in 2024 and demonstrating the effectiveness of our pay-for-performance compensation philosophy in aligning our executives' interests with those of shareholders;

● Our relative total shareholder return once again outperformed those of our proxy talent peer group due to management's demonstrated track-record of strong operational leadership and effective cost management;

● Our stock price increased by 22% on a year-over-year basis, rising from $52.06 to $63.66 as measured on December 29, 2023 and December 31, 2024, respectively, providing substantial value to shareholders;

● For the second consecutive year, we established a new all-time revenue record of approximately $786.6M with healthy year-over-year top line growth of almost 4% and surpassing the prior record of $757M in 2023, as Ducommun continued to benefit from offloading with the right product portfolio, strong operating discipline and by leveraging our lean, highly focused performance center concept, with the percentage of net revenue per employee increasing by approximately 8% over the prior year, all while overcoming challenges relating to workforce availability, inflationary pressures and a longer than expected commercial aerospace recovery;

● Management oversaw a very significant 350 bps increase in gross profit margins, which is another great example of our operating process, Company culture, dedicated employees and strong leadership;

● In the second full year after announcing our VISION 2027 Strategy in December 2022, management made significant progress towards the financial goals and key tenets of our value creation plan for shareholders despite having to overcome challenges relating to workforce availability, inflationary pressures and significant headwinds in the commercial aerospace market, including:

    ● Our engineered products and aftermarket offerings delivering across the board in operating income, revenue and cash flow, with their percentage of overall revenue increasing significantly on a year-over-year basis;

● Expanding content on key commercial aerospace platforms with excellent growth on the Airbus A220 and A320 programs and increasing content on the Boeing 787 program. Overall, revenues from commercial aerospace grew approxiamtely 8% on a year-over-year basis;

● Continued execution of our off-loading strategy with key defense primes, including being awarded two major awards totaling over $50M in revenue for the Raytheon SPY-6 family of radar systems. These two awards represent a $25M follow on order for a circuit card assembly already in production, along with another $25M order for a circuit card assembly that will be brand new production. Additionally, Northrop Grumman represented our third largest customer in 2024, comprising 6.4% of total revenues, up from 5.5% in the prior year;

● Management made significant progress in consolidating the Company's facility footprint during the year with the closure of the Company's Monrovia, California performance center, and reducing headcount at the Berryville, Arkansas performance center down to less than 10 to maintain production capability until all requisite approvals are obtained to shift production to our low-cost facility in Guaymas, Mexico. The continued implementation of this restructuring initiative is expected to generate $11-$13M in annualized savings once fully completed; and

● Almost doubling net income from $15.9M in 2023 to $31.5M in 2024, and Adjusted EBITDA from 13.5% of revenues in 2023 to approximately 15% in 2024, tracking well ahead of the 18% target in VISION 2027.

● MagSeal LLC, a leading provider of high-impact, military-proven magnetic seals for critical systems in aerospace and defense applications, which we acquired in December 2021, and our Carson, California performance center collectively generated over $100M in revenue, demonstrating the success and effectiveness of our VISION 2027 Strategy;

● Management continued to proactively navigate supply chain issues and labor shortages to maintain an outstanding record of on-time deliveries and quality to customers, as evidenced by our backlog of over $1 billion;

● Several customers recognized Ducommun's excellence for on-time delivery and quality during the year, including being named as Gulfstream Aerospace Corporation's Supplier of

the Year; being awarded an Elite Supplier Award by Lockheed Martin Aeronautics; earning Northrop Grumman Mission Systems' ("NGMS") Platinum Supplier Designation; and being awarded the Partner2Win Gold Medallion award from BAE Systems for the second consecutive year in recognition of Ducommun's exceptional performance and commitment to operational excellence, all of which are expected to generate significant value for shareholders; and

- SG&A expense increased on a year-over-year basis as we continued to invest in the business coming out of several lean years from the COVID-19 pandemic and the commercial aerospace recovery but was still among the lower half of our proxy talent peer group companies when viewed as a

percentage of revenue based on those firms' most recent Form 10-K filings. Moreover, at Ducommun's corporate headquarters, the number of vice presidents at the Company decreased by ten since 2016, demonstrating management's continued strong cost management and effective spending controls

The Compensation Committee incorporated these considerations into the final annual cash incentive awards, which recognized the significant individual and team performance that drove our results in 2024. Moreover, the Compensation Committee believes that our continued growth, with year-over-year increases in market capitalization, revenue, gross profit margins and a nearly $1 billion backlog positions Ducommun and its shareholders favorably for further success going forward.

For 2024, the target annual incentive award targets and annual cash incentive determination for each of the named executive officers are reflected in the table below.

	Target Award ($)	Target as % of Base Salary	Payout % of Target	Total Payout ($)*
Mr. Oswald	989,926	100	277	2,742,000
Mr. Mookerji	343,461	65	277	951,000
Ms. Gonzalez	170,240	50	277	472,000
Mr. Redondo	315,233	60	277	873,000
Mr. Tata	200,000	50	277	554,000

*   We have a convention of rounding payout amounts up to the nearest thousand.

The graphs below show the changes in our named executive officers' annual incentive compensation between 2022 and 2024.

CEO Annual Incentive Compensation 2022-2024



NEO Annual Incentive Compensation 2022-2024



*   Value for Mr. Mookerji in 2022 is not applicable due to his promotion to SVP, CFO in May 2023.

Long-Term Incentives

In fiscal 2024, Ducommun adopted the 2024 Stock Incentive Plan, pursuant to which we granted long-term incentives to our CEO in the form of performance stock units ("PSUs") and performance-based cash awards ("Cash LTIPs – EPS/rTSR") based on earnings per share ("EPS") with a relative total shareholder return ("rTSR") modifier, revenue performance stock units to be paid in shares ("RPSUs") and cash ("Cash LTIPs – Revenue"), and time-based restricted stock units ("RSUs"). Additionally, we granted long-term incentives to our other named executive officers in the form of PSUs based on EPS with a rTSR modifier and RSUs. The allocation between the equity and cash components of the long-term incentive awards to our CEO was determined after deliberations with the Compensation Committee involving the evaluation of multiple scenarios and considerations, including ensuring that our CEOs' long-term interests remained aligned with those of shareholders and the desire to be judicious with our grant practices under our 2024 Stock Incentive Plan. To that end, the Compensation Committee determined to issue a portion of the long-term incentives to our CEO in the form of Cash LTIPs – EPS/rTSR and Cash LTIPs - Revenue, thereby decreasing any dilutive effect of our long-term equity compensation practices on shareholders. Accordingly, to ensure alignment between CEO's and shareholders' interests, the amount of cash that our CEO may earn pursuant to the Cash LTIPs – EPS/rTSR and Cash LTIPs - Revenue awards will be based on performance against the same metrics used for the equity components of the PSU and RPSU awards, respectively. We do not grant stock options, stock appreciation rights ("SARs") or similar option-like instruments to our named executive officers or other employees or service providers. If in the future we anticipate granting stock options, SARs, or similar option-like instruments, we will establish a policy regarding how the Board determines when to grant such awards and how the Board or Compensation Committee will take material nonpublic information into account when determining the timing and terms of such awards.

The overall mix of long-term incentives granted to our NEOs in 2024, along with a breakdown of the applicable amount of PSUs, Cash LTIPs – EPS/rTSR, RPSUs and Cash LTIPs – Revenue, and RSUs payable in shares of common stock and cash, respectively, are depicted below:

CEO LTI Mix at Target


5%
Cash LTIP
(Revenue)
50%
PSU Equity
(EPS/rTSR)
16%
RPSU Equity
(Revenue)
88%
Performance
Based
12%
RSUs
17%
Cash LTIP
(EPS/rTSR)

Average of Other NEO LTI Mix at Target


32%
RSUs
68%
PSU Equity
(EPS/rTSR)
68%
Performance
Based

Issuing PSUs to all of our NEOs and RPSUs, Cash LTIPs – EPS/rTSR and Cash LTIPs - Revenue awards to our CEO encourages our executives to focus on specific financial and other performance goals that the Compensation Committee believes will contribute to long-term shareholder value. Issuing RSUs to our NEOs provides a direct ownership interest in Ducommun and a long-term incentive for them to remain employed with us. Accordingly, PSU and Cash LTIPs – EPS/rTSR, RPSU and Cash LTIPs – Revenue, and RSU awards are the only forms of long-term compensation afforded to our CEO, and PSUs and RSUs are the only forms of long-term compensation afforded to our NEOs since Ducommun does not maintain a pension plan for our executives.

In determining the aggregate value of long-term incentive grants in 2024, the Compensation Committee considered the results of the WTW compensation assessment as to the value of long-term incentives provided at the 50th to 75th percentiles of our proxy talent peer group data and the 50th percentile of the published survey compensation data. In keeping with those considerations, the long-term incentive awards to our CEO and other named executive officers reflected a mix of performance- and time-based long-term incentives that were generally consistent with the market and prevailing business conditions and were intended to incentivize our executive officers to achieve the performance metrics thereunder. The Compensation Committee also considered the existing equity holdings of our NEOs and the number of shares both outstanding and available under our long-term incentive plans when granting awards in 2024.

The Compensation Committee made the following target long-term incentive awards to the named executive officers in 2024:

	PSUs (Shares at Target)	Cash LTIP – EPS/rTSR ($ at Target)	RPSUs – Revenue (Shares at Target)	Cash LTIP – Revenue ($ at Target)	RSUs	Target Value of PSUs, Cash LTIPs – EPS/rTSR, RPSUs, Cash LTIPs - Revenue and RSU Grants Combined ($)[1]
Mr. Oswald	48,333	930,468	16,399	293,832	13,218	6,124,903
Mr. Mookerji	13,918	–	–	–	7,494	1,317,632
Ms. Gonzalez	3,607	–	–	–	1,942	341,470
Mr. Redondo	10,085	–	–	–	5,431	954,805
Mr. Tata	6,166	–	–	–	3,320	583,741

(1) Based on grant date fair values, and assuming target performance with respect to RPSUs, PSUs and Cash LTIPs – EPS/rTSR and Cash LTIPs - Revenue.

The target value of long-term incentives granted to our CEO in 2024 increased to reflect the almost 24%, or approximately $180 million year-over-year increase in our market capitalization, our record level of revenue and margin expansion, and reflects our philosophy of incentivizing performance in relation to the value realized by shareholders. The Compensation Committee believes the award of such long-term incentives is consistent with our pay-for-performance compensation philosophy and maintains the alignment between executives' interests and those of our shareholders by ensuring that the majority of our CEO's total target compensation is dependent on performance, thereby incentivizing continued increases in earnings, revenues and operating income, all to shareholders' benefit. The target value of the long-term incentives granted to our CEO and named executive officers over the past three years is depicted in the graphs below:

CEO Long-Term Incentive Compensation 2022-2024[1]



NEO Long-Term Incentive Compensation 2022-2024



(1) Cash LTIPs – Revenue do not fall within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718 and are therefore omitted from the LTI values above.

* Value for Mr. Mookerji in 2022 is not applicable due to his promotion to SVP, CFO in May 2023.

CEO Revenue Performance Stock Unit Grant (FY2024-FY2026 Performance Period)

In 2024, our CEO was awarded RPSU and Cash LTIP - Revenue grants that may each vest based upon the achievement of revenue targets, as depicted below, in the last year of a three-year performance period (from January 1, 2024, to December 31, 2026). Utilizing a three-year performance period requires our CEO to implement measures three years in advance to attain the revenue levels specific to the achievement of the performance metrics under the RPSU and Cash LTIP - Revenue awards, which aligns his performance with shareholders' interests. Based on our 2024 revenues of approximately $787M, shareholders would realize a significant increase in value for our CEO to achieve the maximum payout at the end of the performance period of these awards.

Three-Year Revenue Goal

Performance Level	Performance (%)	Performance ($M)	Payout %
Maximum	104.2	850	200
Target	100.0	815	100
Threshold	96.9	790	50
‹Threshold	‹96.9	‹790	–

Performance Stock Units (FY2024-FY2026 Performance Period)

The performance-based long-term incentive awards granted in 2024, including PSUs, Cash LTIPs – EPS/rTSR awarded to our CEO, may be earned based upon the achievement of annual adjusted diluted EPS targets during each year of a three-year performance period, subject to a rTSR modifier. The Compensation Committee chose adjusted diluted EPS as the performance metric to tie executive compensation directly to the annual and long-term growth in Ducommun's earnings. As discussed further below, an rTSR modifier can also be applied to

the number of vested PSUs and Cash LTIP – EPS/rTSR amounts awarded to our CEO, to further align executive compensation with shareholder value creation.

The PSUs granted in 2024 will cliff vest at the end of the three-year performance period in an amount between 0% and 200% of the target units or target dollar amounts (as applicable), as shown below.

Adjusted Diluted Earnings Per Share for Awards*

	Adjusted Diluted EPS($)			Vesting Percentage of Target Units or Cash for Each Year	Three-Year Total**
	2024	2025	2026		
Maximum	2.86	3.20	3.58	66.6%	200%
Target	2.70	2.86	3.03	33.3%	100%
Threshold	2.55	2.55	2.55	10.0%	30%

*   The same metrics apply to the PSUs and Cash LTIPs – EPS/rTSR awarded to our CEO.
** Assuming performance remains at the same level for all three years of the performance period.

The Compensation Committee set the threshold and target adjusted diluted EPS levels to be consistent with our annual operating plan, with the target level increasing by approximately 6% each year of the performance period, thereby ensuring management is incentivized to improve adjusted diluted earnings per share relative to the end of 2023. However, due to the additional 2.3 million shares issued in May 2023 as a result of our successful follow-on common stock offering, the Compensation Committee believed it appropriate to lower EPS targets for the 2024 awards compared to those reflected in the 2023 awards rather than make mid-cycle adjustments to the latter program.

In the event our performance falls between two of the data points listed in the table above, the percentage of target performance stock units and target dollar amounts, as applicable, that are earned will be determined by linear interpolation between the two data points, rounded to the nearest whole unit. Adjusted diluted EPS is calculated, as determined by the Compensation Committee, by adjusting our diluted EPS to reflect changes in accounting standards, discontinued operations to exclude gain or loss on the sale of any business or product line, and to reflect any asset impairment write-offs or charges (whether of goodwill,

intangible or tangible assets), transaction-related costs or expenses (including but not limited to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic 805), debt refinancing costs, and restructuring charges and other non-recurring expenses.

Relative Total Shareholder Return Modifier

After the end of the three-year performance period of our PSU and Cash LTIP – EPS/rTSR awards our rTSR will be calculated and compared to the Russell 2000 Index for the same period. As depicted in the table below, the total number of PSUs and Cash LTIPs – EPS/rTSR earned will then be determined by multiplying the equity and cash earned, respectively, on the adjusted diluted EPS metric by a modifier between 0.75-1.25. Importantly, the rTSR modifier will not be greater than 1.0 unless our absolute total shareholder return over the three-year performance period is positive, regardless of our relative ranking. In total, the maximum funding for PSU and Cash LTIP – EPS/rTSR awards based on the achievement of adjusted diluted EPS levels and application of the rTSR modifier cannot exceed 250% of target.

Relative Total Shareholder Return v. Russell 2000 Index

Total Shareholder Return Percentile Rank Relative to Russell 2000	Percentage of Earned Units Vested
80th to 100th Percentile	125%
70th to 79.99th Percentile	115%
60th to 69.99th Percentile	110%
40th to 59.99th Percentile	100%
30th to 39.99th Percentile	90%
20th to 29.99th Percentile	85%
Under 20th Percentile	75%

Restricted Stock Unit Grants (FY2024-FY2026 Vesting Period)

The Compensation Committee approved the following grants of time-based RSU awards to our CEO and NEOs in 2024:

	Number of Shares Granted	Grant Date Value of Shares ($)
Mr. Oswald	13,218	749,989
Mr. Mookerji	7,494	425,210
Ms. Gonzalez	1,942	110,189
Mr. Redondo	5,431	308,155
Mr. Tata	3,320	188,377

RSU grants vest in increments of one-third over a period of three years and the grant date fair value of the awards in the table above was based on the closing price of $56.74 on May 14, 2024. The Compensation Committee believes that time-based RSU awards provide a direct ownership interest in Ducommun and serve the valuable purpose of helping to retain our NEOs and reward them for building their careers with the Company.

Settlement of Awards from Prior Grant Cycles

CEO Performance Restricted Stock Unit Grant (f/k/a Restricted Performance Stock Units FY2022-FY2024 Performance Period)

In 2022, our CEO was awarded performance restricted stock units ("2022 PRSUs") subject to vesting based upon the achievement of revenue targets in the last year of a three-year performance period (from January 1, 2022 to December 31, 2024) to incentivize the long-term growth of the business. The Compensation Committee determined the amount of revenue that was achieved relative to its strategic plan in the last year of the performance period and the percentage and number of the performance restricted stock units earned as a result thereof.

The revenue target for the performance period was established based on our 2021 revenues of $645.4 million, and the Compensation Committee contemplated that revenues would need to increase by approximately 25% for our CEO to achieve the maximum payout at the end of the performance period in 2024, the attainment of which would result in significant shareholder value. The following table summarizes the original revenue targets as a percentage and dollar value at threshold, target and maximum performance levels and the resulting payout levels:

CEO Revenue Goal Achievement (FY2022-FY2024 Performance Period)

Performance Level	Performance (%)	Performance ($M)	Actual ($M)	Payout %
Maximum	104.0	808.0		200.0
Target	100.0	777.0		100.0
Threshold	96.0	746.0		50.0
<Threshold	<96.0	<746.0		
Actual			**786.6**	**131.0**

Despite achieving a new all-time revenue record of approximately $787M, surpassing the prior record of $757M in 2023, and increasing revenues by over 20% compared to 2021, the level of sales attained in the last year of the performance period fell between the target and maximum levels established under the 2022 grant. Consequently, 15,839 shares, reflecting 131.0% of the grant award, were issued to the CEO for the 2022 PRSU grant based on linear interpolation.

Performance Stock Units (FY2022-FY2024 Performance Period)

The three-year performance period for performance stock units awarded in 2022 ended on December 31, 2024. The threshold, target, and maximum performance levels for performance stock units awarded in 2022, and the actual performance in each of the years 2022 to 2024, were as follows:

Adjusted Diluted EPS ($) and rTSR Modifier for Performance Stock Unit Determination

	Threshold (10.0% payout each year)	Target (33.3% payout each year)	Maximum (66.6% payout each year)	Actual	% Earned
2022	2.92	3.10	3.36	3.30	58%
2023	2.92	3.28	3.76	3.23	30%
2024	2.92	3.48	4.21	4.02	59%
				Sub-Total	**147%**
TSR Modifier			**79th Percentile Performance**		**x 1.15**
				Total shares awarded (%)	**169%**

Our relative total shareholder return compared to the Russell 2000 Index was at the 79th percentile, generating a payout multiple of 1.15 and therefore, the number of total shares earned was adjusted due to the impact of the modifier based on our adjusted diluted EPS of $4.02 a share, which was used solely for determining our performance under the 2022 PSU grant, and was a significant increase in shareholder value when compared to the beginning of the performance period.

Timing of Long-Term Incentive Awards

The Compensation Committee has implemented a process whereby all normal cycle long-term incentives are awarded in the spring of each year, and long-term equity incentive grants in 2024 were generally consistent with this practice. However, long-term incentive grants may be made at other times in the event of the hiring of a new executive officer or a special award to recognize individual performance. In addition, the timing of the award of normal cycle long-term equity incentives may be changed in the future as needed to meet changing circumstances.

Severance and Change in Control Agreements and Practices

In 2024, we entered into new key executive severance agreements (collectively, the "Key Executive Severance Agreements") with each of our named executive officers. These agreements (which are all substantially the same) provide for cash severance, double-trigger equity acceleration and certain continued benefits if there is a qualifying termination in connection with a change in control, and limited cash severance and continued benefits if there is a qualifying termination outside the context of a change in control. We entered into severance agreements with our NEOs in order to bring them current with, and reflective of, current market practices. Moreover, Key Executive Severance agreements are necessary for the recruitment and retention of qualified executives. We believe having severance arrangements in place allows our NEOs to focus on shareholder interests when considering strategic alternatives because they provide some financial security in the event of an involuntary termination of employment. We do not provide gross ups for taxes under these agreements. Please refer to the section entitled "Potential Payments Upon Termination or Change in Control" below for further discussion of the Key Executive Severance Agreements.

Amended and Restated Clawback Policy

In August 2023, we adopted an Amended and Restated Clawback Policy consistent with the listing standards adopted by the New York Stock Exchange in light of the SEC's adoption of the "Listing Standards for Recovery of Erroneously Awarded Compensation" pursuant to Section 10D of the Securities and Exchange Act of 1934. The amended clawback policy applies in the event: (i) of an accounting restatement that is material to previously issued financial statements; or (ii) of an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, and is necessitated due to material noncompliance with financial reporting requirements under U.S. generally accepted accounting principles or SEC rules. In the event of such a restatement, all incentive-based compensation earned by our current or former named executive officers may be recovered to the extent that such payments and vested amounts were higher than they would have been based on corrected financial statements. The clawback policy applies to all incentive-based compensation received in the three fiscal years preceding an accounting restatement.

Securities Trading Policy and Prohibition on Pledging and Hedging

The Company has an insider trading policy ("Insider Trading Policy") governing the purchase, sale and other dispositions of the Company's securities that applies to directors, officers and employees, and to the Company itself in the repurchase of its own securities. We believe our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

To align the interests of our directors, officers, and employees, including our named executive officers, with our shareholders, our Insider Trading Policy does not permit any director, officer, or employee of Ducommun to either margin or pledge Company securities as a loan or to engage in any hedging transactions involving our securities. Hedging includes the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of securities, including prepaid variable forward contracts, equity swaps, collars, and exchange funds.

Other Compensation

We provide or make available certain other compensation and personal benefits to the named executive officers, including the ability to participate in a non-qualified deferred compensation plan and an automobile allowance, as well as medical, dental, life and other insurance benefits. In addition, the named executive officers receive 401(k) matching contributions and are eligible to participate in our Employee Stock Purchase Plan on the same basis as our other employees. We do not provide any pension or supplemental retirement benefits to our named executive officers. Please refer to the section entitled "2024 Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans" below for further discussion of our non-qualified deferred compensation plan.

Director and Officer Stock Ownership Policy

In August 2020, the Compensation and Corporate Governance and Nominating Committees of the Board adopted a stock ownership policy that requires our NEOs to acquire and hold shares of our stock equal in value to a multiple of their annual base salary as follows:

Stock Ownership Guidelines		
Position	Ownership Requirements	Current Holdings
Chief Executive Officer	5x Base Salary	> 30 times Base Salary*
Other NEOs	3x Base Salary	Average of 7.0 times Base Salary

* _Includes holdings from both personal investments and Company long term incentive awards._

Under the policy, each NEO's stock ownership will be valued based on the average trading price of Ducommun's stock over a twelve-month period ending on December 31st of each year. Executive officers have five years from their initial election to the position covered by the policy to satisfy its requirements and an NEO is deemed to remain in compliance provided that non-compliance is not due to the sale of securities. In the event an NEO is not in compliance with the policy's requirements, they are expected to retain 100% of any net equity awards (i.e. net of the cost of exercise for stock options and net of withholding taxes for all awards) and refrain from divesting any Company stock until re-attainment of the applicable holding requirement. All of the named executive officers are either in compliance, or have additional time in which to comply, with the stock ownership guidelines as of December 31, 2024.

Compensation Risk Assessment

The Compensation Committee reviews the risks associated with our compensation policies and practices for executive officers and employees generally. The Compensation Committee did not identify any risks arising from these policies and practices that are reasonably likely to have a material adverse effect on the Company. In the course of its review, the Compensation Committee considered various features of our compensation policies and practices that discourage excessive risk taking, including those outlined below.

Compensation Feature	Compensation Practices
Philosophy	An appropriate compensation philosophy based on our proxy talent peer group, pay for performance and other market compensation data.
Balanced Approach	• An effective balance between cash and equity-based compensation. • An appropriate mix of short- and long-term performance measures, capped by maximum payouts under annual cash incentive, performance stock unit, RPSU and Cash LTIP programs. • Multi-year vesting periods for long-term stock and cash compensation awards. • An appropriate mix of time- and performance-based vesting schedules. • Financial measures as well as discretion to recognize individual performance capped by a maximum limit on long-term incentive awards.
Alignment of Interests with Shareholders	Stock ownership guidelines for NEOs and non-employee directors.
Perquisites and Retirement Benefits	Limited perquisites and retirement benefits.

Tax Deductibility and Gross-Ups

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Compensation Committee considers the deductibility of compensation as one factor in determining executive compensation, it believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

The double-trigger severance payments that our NEOs could receive in connection with a change in control (described in the section above entitled "Severance and Change in Control Agreements and Practices") could subject an NEO to an excise tax on an "excess parachute payment" under Internal Revenue Code Section 4999. Ducommun does not provide any gross-up to its executives for any excise tax due under this section of the Internal Revenue Code.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" set forth above with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into Ducommun's Annual Report on Form 10-K for the year ended December 31, 2024.

Submitted by the Compensation Committee,

Shirley G. Drazba – Committee Chair
Dean M. Flatt
Sheila G. Kramer
Samara A. Strycker

The above report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Ducommun specifically incorporates this information by reference and shall not be deemed filed under such Acts.

2024 Summary Compensation Table

The Summary Compensation Table and the other tables which follow disclose (in accordance with SEC rules) the compensation for the years ended December 31, 2024, 2023 and 2022 awarded to, earned by or paid to the Named Executive Officers. Columns have been omitted from the table when there has been no compensation awarded to, earned by or paid to any of the Named Executive Officers required to be reported in that column in any year covered by the table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1][2][5]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Named Executive Officers (NEO)							
Stephen G. Oswald	2024	989,926	–	5,831,071	2,742,095	160,473	9,723,566
Chairman, President &	2023	959,707	–	5,001,609	2,247,436	72,191	8,280,943
Chief Executive Officer	2022	924,128	–	3,914,313	1,783,567	93,759	6,715,767
Suman B. Mookerji	2024	528,401	–	1,317,632	951,387	129,657	2,927,077
Senior Vice President,	2023	476,692	–	1,035,095	725,605	28,934	2,266,326
Chief Financial Officer	2022	–	–	–	–	–	–
Laureen S. Gonzalez	2024	340,480	–	341,470	471,565	127,529	1,281,044
Vice President, Chief Human	2023	289,477	–	279,453	271,158	27,113	867,201
Resources Officer	2022	231,687	–	269,310	178,863	11,941	691,801
Jerry L. Redondo	2024	525,388	–	954,805	873,195	129,647	2,483,035
Senior Vice President,	2023	493,156	–	669,690	635,178	28,981	1,827,005
Operations	2022	471,502	–	613,160	500,500	28,193	1,613,355
Rajiv A. Tata	2024	400,001	–	583,741	554,001	144,415	1,682,157
Vice President, General	2023	339,600	–	551,209	357,873	37,518	1,286,200
Counsel & Secretary	2022	323,428	–	504,598	280,897	35,429	1,144,352

(1) This column shows the grant date fair value of awards granted to Messrs. Oswald, Mookerji, Redondo, Tata and Ms. Gonzalez pursuant to the 2024 Stock Incentive Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, disregarding the estimate of forfeitures. The methodology and assumptions used in the valuation of PSUs payable in shares and cash, respectively, RPSUs payable in shares and cash, and RSUs are contained in Footnote 12 to Ducommun's consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2024.

(2) The awards included in the Stock Awards column for our CEO consisted of RPSUs payable in shares, RSUs, PSUs and Cash LTIPs – EPS/rTSR, and for our named executive officers, PSUs and RSUs in 2024. The grant date fair value of RSUs issued to each of our NEOs in May 2024 was $56.74. The grant date fair value of both RPSUs and PSUs payable in shares, and Cash LTIPs – EPS/rTSR payable in cash, each of which is subject to performance conditions, are shown in the table above based on the probable outcome of the performance conditions as of the grant date for the award at target. The following table shows the maximum values for the PSUs, payable in equity to Ms. Gonzalez and Messrs. Mookerji, Redondo and Tata, and payable in cash and equity to Mr. Oswald, and RPSUs, payable in cash and equity to Mr. Oswald, both as of the grant date year of the award:

Name	Year of Award	Maximum Performance Stock Unit Grant Date Fair Value ($)	Maximum Revenue Performance Stock Unit Grant Date Fair Value ($)
Stephen G. Oswald	2024	10,376,508	1,860,959
Suman B. Mookerji	2024	2,231,055	–
Laureen S. Gonzalez	2024	578,202	–
Jerry L. Redondo	2024	1,616,626	–
Rajiv A. Tata	2024	988,410	–

(3) Each of our Named Executive Officers were eligible to receive an annual cash incentive award in 2024, as described above in the section entitled "Annual Cash Incentives." Non-equity incentive plan compensation was earned for each year ended and was paid in the first quarter of the following year.

(4) The following table discloses each item included in the "All Other Compensation" column for 2024:

Name	Automobile Allowance ($)[a]	Life Insurance Premiums ($)	Ducommun Contributions to 401(k) Plan ($)	Ducommun Contributions to NQDCP ($)[b]	Total ($)
Stephen G. Oswald	18,024	1,283	10,350	130,816	160,473
Suman B. Mookerji	18,024	1,283	10,350	100,000	129,657
Laureen S. Gonzalez	18,024	872	8,633	100,000	127,529
Jerry L. Redondo	18,024	1,273	10,350	100,000	129,647
Rajiv A. Tata	18,024	1,025	10,216	115,150	144,415

(a) Equates to a payment of $1,502 per month for automobile-related travel expenses such as lease payments, fuel and insurance.

(b) Includes amounts equal to the 10 Year U.S. Treasury Bill Rate plus three hundred basis points based on participants' annual contributions to the Plan, which will vary from year-to-year, as well as a Company contribution to each participant in the amount of $100,000.

(5) Our CEO elected to defer one percent (1%) of his 2021 PRSU (n/k/a RPSU) grant, or 114 shares, into the Company's NQDCP and which had a value of $7,257 as of December 31, 2024. Additionally, one percent (1%), or 668 shares from our CEO's 2021 PSU grant were deferred to the NQDCP and which had a value of $42,525 as of December 31, 2024. Finally, all shares from the third tranche of our CEO's 2021 RSU grant, or 6,120 shares, which vested on February 16, 2024, were placed in his NQDCP account and had a value of $300,676 as of the vesting date.

2024 Grants of Plan-Based Awards Table

The following table provides information on the annual cash incentive awards made to each of our NEOs (the "2024 Bonus Plan"), the award of PSUs, Cash LTIPs – EPS/rTSR, RPSUs, Cash LTIPs – Revenue, and RSUs made to our CEO, and the PSU and RSU awards made to our other NEOs during 2024:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)[1]	Maximum ($)[1]	Threshold (#)	Target (#)[2]	Maximum (#)		
Stephen G. Oswald									
2024 Bonus Plan	-	-	989,926	2,969,778	-	-	-	-	-
PSUs - EPS/rTSR	5/14/2024	-	-	-	-	48,333	120,833	-	3,099,112
Cash LTIP - EPS/rTSR	5/14/2024	-	-	-	-	930,468	2,326,170	-	1,051,491
RPSUs - Revenue	5/14/2024	-	-	-	-	16,399	32,798	-	930,479
Cash LTIP - Revenue	5/14/2024	-	293,832	587,664	-	-	-	-	-
RSUs	5/14/2024	-	-	-	-	-	-	13,218	749,989
Suman B. Mookerji									
2024 Bonus Plan	-	-	343,461	1,030,383	-	-	-	-	-
PSUs – EPS/rTSR[4]	5/14/2024	-	-	-	-	13,918	34,795	-	892,422
RSUs	5/14/2024	-	-	-	-	-	-	7,494	425,210
Laureen S. Gonzalez									
2024 Bonus Plan	-	-	170,240	510,720	-	-	-	-	-
PSUs - EPS/rTSR	5/14/2024	-	-	-	-	3,607	9,108	-	231,281
RSUs	5/14/2024	-	-	-	-	-	-	1,942	110,189
Jerry L. Redondo									
2024 Bonus Plan	-	-	315,233	945,699	-	-	-	-	-
PSUs - EPS/rTSR	5/14/2024	-	-	-	-	10,085	25,213	-	646,650
RSUs	5/14/2024	-	-	-	-	-	-	5,431	308,155
Rajiv A. Tata									
2024 Bonus Plan	-	-	200,000	600,001	-	-	-	-	-
PSUs - EPS/rTSR	5/14/2024	-	-	-	-	6,166	15,415	-	395,364
RSUs	5/14/2024	-	-	-	-	-	-	3,320	188,377

(1) The target and maximum amounts of awards reflected in this column are based on: (i) the bonus-eligible salary of each of the named executive officers at December 31, 2024 for awards under the 2024 Bonus Plan, and (ii) the target value of Cash LTIPs – EPS/rTSR awards granted to Mr. Oswald under the Ducommun Incorporated 2024 Stock Incentive Plan. In the case of Mr. Oswald, Cash LTIPs – Revenue do not fall within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(2) The fair value for performance-based Cash LTIPs – EPS/rTSR awards granted to Mr. Oswald are depicted in dollar amounts and fall within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(3) The amounts in this column represent the grant date fair value of the PSUs – EPS/rTSR (based on the probable outcome of the performance conditions as of the date of grant of the awards) and RSUs, computed in accordance with FASB ASC 718, excluding the effects of estimated forfeitures. See Footnote 12 to Ducommun's consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024, for a discussion of the assumptions used in determining the FASB ASC 718 grant date fair value of these awards.

Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We do not currently maintain employment agreements with any of our NEOs.

Long Term Equity Incentive Awards

We granted both time-based and performance-based equity incentive awards to our NEOs pursuant to our 2024 Stock Incentive Plan in 2024. For more information regarding these awards, including the terms and conditions and vesting schedule, please see the section entitled "2024 Named Executive Officer Compensation – Long-Term Incentives" above. The potential acceleration and forfeiture events relating to the awards, determined as of December 31, 2024, are described in greater detail under "Potential Payments Upon Termination or a Change in Control" below.

Salary and Bonus in Proportion to Total Compensation

The table below reflects the 2024 annualized base salary and annual cash incentive awards for our NEOs in proportion to the total compensation reported for the NEOs pursuant to the Summary Compensation Table, rounded to the nearest whole percent.

Name	Year	Base Salary ($)	Annual Cash Incentives ($)	Base Salary and Annual Cash Incentives as a Percentage of Total Compensation
Stephen G. Oswald	2024	989,926	2,742,000	38%
Suman B. Mookerji	2024	528,401	951,000	51%
Laureen S. Gonzalez	2024	340,480	472,000	63%
Jerry L. Redondo	2024	525,388	873,000	56%
Rajiv A. Tata	2024	400,001	554,000	57%

2024 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information on unexercised stock options ("SOs") and unvested PSUs, RPSUs[1] and RSUs granted to the named executive officers that were outstanding on December 31, 2024:

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Stephen G. Oswald									
SOs	5/14/2018	32,500	-	32.90	5/14/2028	-	-	-	-
SOs	6/17/2019	35,000	-	42.25	6/17/2029	-	-	-	-
PRSUs	5/08/2023	-	-	-	-	-	-	11,884	756,535
RPSUs[1]	5/14/2024	-	-	-	-	-	-	16,399	1,043,960
PSUs	5/08/2023	-	-	-	-	-	-	55,581	4,290,157
PSUs	5/08/2023	-	-	-	-	-	-	54,119	4,177,306
PSUs	5/14/2024	-	-	-	-	-	-	64,283	6,153,758
PSUs	5/14/2024	-	-	-	-	-	-	21,810	2,087,895
RSUs	5/08/2023	-	-	-	-	10,268	653,661	-	-
RSUs	5/14/2024	-	-	-	-	13,218	841,458	-	-
Suman B. Mookerji									
SOs	6/17/2019	4,700	-	42.45	6/17/2029	-	-	-	-
SOs	10/10/2019	7,500	-	40.44	10/10/2029	-	-	-	-
PSUs	5/08/2023	-	-	-	-	-	-	10,538	813,374
PSUs	5/08/2023	-	-	-	-	-	-	10,218	788,709
PSUs	5/14/2024	-	-	-	-	-	-	18,511	1,772,040
RSUs	6/22/2022	-	-	-	-	1,558	99,213	-	-
RSUs	8/30/2022	-	-	-	-	667	42,487	-	-
RSUs	5/08/2023	-	-	-	-	4,657	296,443	-	-
RSUs	5/14/2024	-	-	-	-	7,494	477,068	-	-
Laureen S. Gonzalez									
PSUs	5/08/2023	-	-	-	-	-	-	2,845	219,584
PSUs	5/08/2023	-	-	-	-	-	-	2,758	212,920
PSUs	5/14/2024	-	-	-	-	-	-	4,797	459,243
RSUs	4/22/2022	-	-	-	-	667	42,461	-	-
RSUs	5/08/2023	-	-	-	-	1,258	80,084	-	-
RSUs	5/14/2024	-	-	-	-	1,942	123,628	-	-

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Jerry L. Redondo									
PSUs	5/08/2023	-	-	-	-	-	-	6,818	526,235
PSUs	5/08/2023	-	-	-	-	-	-	6,611	510,308
PSUs	5/14/2024	-	-	-	-	-	-	13,413	1,284,022
RSUs	6/22/2022	-	-	-	-	1,660	105,697	-	-
RSUs	5/08/2023	-	-	-	-	3,013	191,786	-	-
RSUs	5/14/2024	-	-	-	-	5,431	345,737	-	-
Rajiv A. Tata									
SOs	5/14/2018	1,833	-	32.90	5/14/2028	-	-	-	-
SOs	6/17/2019	5,840	-	42.25	6/17/2029	-	-	-	-
SOs	10/10/2019	2,500	-	40.44	10/10/2029	-	-	-	-
PSUs	5/08/2023	-	-	-	-	-	-	5,611	433,116
PSUs	5/08/2023	-	-	-	-	-	-	5,441	419,988
PSUs	5/14/2024	-	-	-	-	-	-	8,201	785,055
RSUs	6/22/2022	-	-	-	-	1,367	87,002	-	-
RSUs	5/08/2023	-	-	-	-	2,481	157,940	-	-
RSUs	5/14/2024	-	-	-	-	3,320	211,351	-	-

(1) Please note that RPSU awards are synonymous with previously issued PRSU awards and were renamed under the 2024 Stock Incentive Plan.

(2) The stock options became exercisable in increments on the anniversary date of the date of grant such that for stock options granted in 2019, one-third vested and became exercisable in each of 2020, 2021 and 2022 and for stock options granted in 2018, one-third vested and became exercisable in each of 2019, 2020 and 2021.

(3) The unvested restricted stock units vest as follows: (i) with respect to grants in 2022, one-third vested in each of 2023 and 2024, and one-third will vest in 2025; (ii) with respect to grants in 2023, one-third vested in 2024, and one-third will vest in each of 2025 and 2026; and (iii) with respect to grants in 2024, the award will vest in equal installments of one-third in each of 2025, 2026 and 2027.

(4) All performance stock units (including RPSUs f/k/a PRSUs) are shown based on our actual achievement of performance measures for periods through 2024 and at the maximum number of shares eligible to vest for performance periods that end after 2024. The performance stock units will vest if the performance conditions are met as follows: (i) grants in 2022 vested based on achievement of the performance metrics on December 31, 2024 and were settled in the first quarter of 2025, (ii) grants in 2023 will vest, if at all, based on achievement of the performance metrics on December 31, 2025 and will be settled in the first quarter of 2026, and (iii) grants in 2024 will vest, if at all, based on achievement of the performance metrics on December 31, 2026 and will be settled in the first quarter of 2027.

(5) The amounts for RPSUs f/k/a PRSUs and PSUs are calculated by multiplying the number of unvested RPSUs, PRSUs and PSUs, respectively, by the closing price of our common stock on the NYSE on the last trading day of 2024 ($63.66).

2024 Option Exercises and Stock Vested Table

The following table provides information on the exercise of stock options and vesting of stock for the Named Executive Officers during 2024:

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[3] |
Name				
Stephen G. Oswald	–	–	84,894[1]	5,372,635
Suman B. Mookerji	–	–	9,516[2]	565,004
Laureen S. Gonzalez	–	–	6,263[2]	380,869
Jerry L. Redondo	4,700	198,575	8,428[2]	499,417
Rajiv A. Tata	–	–	6,998[2]	414,070

(1) The number of shares reflects: (a) RSUs that vested during the year, (b) PSUs from the 2022 grant, for which the performance period ended on December 31, 2024, and (c) PRSUs (n/k/a RPSUs) from the 2022 grant, for which the performance period ended on December 31, 2024.

(2) The number of shares reflects: (a) RSUs that vested during the year, and (b) PSUs from the 2022 grant, for which the performance period ended on December 31, 2024.

(3) The amounts reported in this column are equal to the number of shares of common stock earned multiplied by the closing price of our common stock on the applicable vesting date, or, if the date on which such shares vested was not a trading day, the last trading day immediately prior to such date. The value is calculated before payment of any applicable withholding or other income taxes.

2024 Pension Benefits Table

We do not provide any pension benefits to any of our named executive officers.



2024 Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We offer a nonqualified defined contribution and nonqualified deferred compensation plan (the "Plan") to certain members of our management, including the named executive officers. Under the Plan, Participants may elect to defer up to 80% of their annual base salary and 100% of their annual incentive, RSU and PSU grants, and may allocate the balance credited to their accounts among various investment crediting options available under the Plan. The Plan administrator has discretion to determine which crediting options will be available under the Plan. Participant accounts are adjusted daily to reflect the performance of the applicable crediting options. Participants may elect to receive all or a portion of any Plan year's deferral balance while they are still employed by Ducommun under various conditions as set forth in the Plan. Participants who separate from Ducommun will have their deferral balances paid within ninety (90) days after their employment ends, unless specific retirement guidelines are met. Participants who meet our retirement guidelines can elect to have their distributions made in either a lump sum or in two- to ten annual installments, depending on the payment method selected. Participants with deferred amounts less than $100,000 will be paid out in a lump sum upon the cessation of their employment with Ducommun. Scheduled in-service distributions are also paid in a lump sum. If a participant terminates prior to or while receiving a scheduled in-service distribution, or if a participant has elected to have the deferral balance paid after employment ends, the distribution will be paid (or installments will commence) in the month following separation from service. However, for certain specified employees, post-employment distributions generally cannot be paid until six months after separation of service, except in the event of death. Additionally, limited portions of a participant's account may be distributed in accordance with the Plan in the event the participant suffers a sudden, unexpected and severe financial hardship. On an annual basis we may credit additional amounts under the Plan on behalf of eligible employees in an amount equal to: (i) the 10 Year U.S. Treasury Bill Rate plus three hundred basis points based on participants' annual contributions to the Plan; and (ii) a maximum of $100,000 regardless of participants' contributions to the Plan. The table below summarizes participants' and the registrant's contributions to the Plan for 2024:

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Stephen G. Oswald	339,153	130,816	183,324	–	3,478,126
Suman B. Mookerji	–	100,000	69,626	166,876	433,160
Laureen S. Gonzalez	–	100,000	–	–	–
Jerry L. Redondo	–	100,000	–	–	–
Rajiv A. Tata	317,148	115,150	125,425	–	718,434

(1) *Executive contributions represent a percentage of Salary and Non-Equity Incentive Plan Compensation amounts identified in the Summary Compensation Table. Amounts related to unvested PSUs and RSUs are excluded and, if deferred, will be reported as a contribution in the year of vesting.*

(2) *Registrant contributions are reported in "All Other Compensation" in the Summary Compensation Table.*

(3) *Amounts reported in this column reflect the cumulative value of the NEOs' account balances, including executive contributions, registrant contributions, withdrawals and investment earnings thereon as of December 31, 2024. These amounts include those reported in the Summary Compensation Table in the current or prior year proxy statements as follows: Mr. Oswald, $339,153; Mr. Mookerji, $0; Ms. Gonzalez, $0; Mr. Redondo, $0; and Mr. Tata, $317,148.*

Potential Payments Upon Termination or Change in Control

As discussed above, we have entered into Key Executive Severance Agreements with each of our NEOs. The Key Executive Severance Agreements provide that if a change in control (as defined below) of Ducommun occurs and there is qualifying termination of employment (as defined below) of the NEO within the three months prior to or 24 months following that change in control, the named executive officer will be entitled to receive payment in a single lump sum of an amount equal to the sum of (i) two times the annual base salary of the named executive officer prior to the change in control (or two and one-half times in the case of our CEO), and (ii) two times the target annual cash incentive of the executive officer under our annual cash incentive plan in effect during the year in which the change in control occurs (or two and one-half times in the case of our CEO). Further, with respect to long-term equity incentive awards granted to such named executive officers, (x) stock options become fully exercisable immediately for the full term of the options, (y) performance stock units become vested immediately based on our actual achievement of performance measures for periods through the date of termination of employment and at the target number of shares for periods after the date of termination of employment, and (z) restricted stock units vest immediately, provided that in all cases, the named executive officer complies with certain confidentiality and non-disparagement restrictive covenants. Additionally, the named executive officers shall be entitled to receive the continuation of certain benefits for a period of two years (or two and one-half years in the case of our CEO), including medical, life, disability and other insurance benefits as are provided to other executives of Ducommun. The continuation of these benefits shall be subject to reduction in the event that the named executive officer obtains employment during the two-year period (or two and one-half years in the case of our CEO) if the respective named executive officer is eligible to receive such insurance benefits under another employer's plans.

As used herein, a change in control of Ducommun is generally deemed to have occurred in the event of certain tender offers, mergers or consolidations, the sale, exchange or transfer of substantially all of our assets, the acquisition by a person or group of certain percentages of our outstanding voting securities, the consummation of a plan of liquidation or dissolution of Ducommun, or certain changes in the members of the Board.

The Key Executive Severance Agreements also provide that if there is a qualifying termination of employment of the named executive officer at any time other than in connection with a change in control of Ducommun as described above, the named executive officer shall be entitled to receive (i) payment of his or her full salary for a period of one year (or, two years in the case of the CEO), together with payment of the amount of any annual cash incentive for a past year that has not yet been paid, (ii) a payment of an amount equal to the named executive officer's target annual bonus under the Company's annual cash incentive program in effect during the year in which the qualifying termination occurs and (iii) continuation of benefits (as described above) for a period of one year (or, two years in the case of the CEO), provided that in all cases, the named executive officer complies with certain confidentiality and non-disparagement restrictive covenants.

A qualifying termination of employment includes any termination of the NEO's employment by the Company other than a termination for cause, except due to the NEO's death or disability. Termination for cause is generally defined in the key executive severance agreements as termination by Ducommun upon (i) the willful and continued failure by the executive to substantially perform his or her duties with Ducommun other than any such failure resulting from the executive's incapacity due to physical or mental illness, after a demand for substantial performance is delivered to the executive by the chief executive officer or the Compensation Committee that specifically identifies the manner in which the executive has not substantially performed his or her duties, or (ii) the willful engaging by the executive in misconduct that is materially injurious to Ducommun, monetarily or otherwise, and that constitutes common law fraud or a felony on the part of the executive. For purposes of this definition, no act or failure to act on the part of an executive, is considered "willful" unless done, or omitted to be done, by the executive not in good faith and without reasonable belief that the action or omission was in the best interest of Ducommun or its subsidiaries. In the event of a material diminution in an executive's authorities, duties, or responsibilities, a reduction of 5% or more in the executive's base salary, a material change in the executive's geographic location at which the executive is required to perform services, or other events as described in the key executive severance agreements, then the executive will have the right, after a 90-day cure period pursuant to the terms and conditions of the Key Executive Severance Agreement, to terminate his or her employment and such termination will be a qualifying termination of employment.

If a change in control of Ducommun occurs and there is a qualifying termination of employment of a named executive officer within the three months prior to or 24 months following the change in control of Ducommun, the named executive officer would receive the amounts in the table below in the column "Qualifying Termination of Employment in Connection with Change in Control." If there is a qualifying termination of employment of the named executive officer outside of the change in control period, the named executive officer would receive the amounts in the table below in the column "Qualifying Termination of Employment Outside of Change in Control Period." The information in the table below assumes that a triggering event occurred on December 31, 2024.

Name	Benefits	Qualifying Termination of Employment in Connection with a Change in Control ($)	Qualifying Termination of Employment Outside of Change in Control Period ($)
Stephen G. Oswald	Salary[1]	2,485,955	1,988,764
	Bonus[2]	2,474,815	989,926
	Benefits	72,633	58,107
	Stock Options	–	–
	Performance Stock Units[3]	15,292,689	–
	Restricted Stock Units[4]	1,495,119	–
	Total	21,821,211	3,036,797
Suman B. Mookerji	Salary[1]	1,064,602	532,301
	Bonus[2]	686,922	343,461
	Benefits	50,812	25,406
	Stock Options	–	–
	Performance Stock Units[3]	2,004,222	–
	Restricted Stock Units[4]	915,211	–
	Total	4,721,769	901,168
Laureen S. Gonzalez	Salary[1]	698,880	349,440
	Bonus[2]	340,480	170,240
	Benefits	57,217	28,609
	Stock Options	–	–
	Performance Stock Units[3]	356,704	–
	Restricted Stock Units[4]	246,173	–
	Total	1,699,454	548,289
Jerry L. Redondo	Salary[1]	1,064,164	532,082
	Bonus[2]	630,466	315,233
	Benefits	79,873	39,936
	Stock Options	–	–
	Performance Stock Units[3]	1,123,283	–
	Restricted Stock Units[4]	643,221	–
	Total	3,541,007	887,251
Rajiv A. Tata	Salary[1]	821,054	410,527
	Bonus[2]	400,001	200,000
	Benefits	60,608	30,304
	Stock Options	–	–
	Performance Stock Units[3]	1,225,652	–
	Restricted Stock Units[4]	456,293	–
	Total	2,963,608	640,831

(1) The amount of salary continuation for the CEO during the change in control period is equal to two and one-half times his base salary and outside the change in control period is equal to two times his base salary, each as in effect on December 31, 2024. The amount of salary continuation for the other NEOs during the change in control period is equal to two times the NEOs base salary and outside the change in control period is equal to the NEO's base salary.

(2) The amount included in the Bonus row for the CEO during the change in control period is equal to two and one-half times his target annual bonus and outside the change in control period is equal to his target annual bonus, each as in effect on December 31, 2024. The amount included in the Bonus row for the NEOs during the change in control period is equal to two times the NEOs' target annual bonus and outside of the change in control period is equal to the NEO's target annual bonus.

(3) The amounts for PSUs are calculated based on the number of unvested PSUs, RPSUs (f/k/a PRSUs) payable in shares and the closing price of our common stock on the NYSE on the last trading day of 2024 ($63.66). The number of unvested PSUs includes Cash LTIPs – EPS/rTSR and has been calculated based on our actual achievement of performance measures for periods through year-end 2024 plus the target number of shares for periods after year-end 2024. PSUs granted in 2022 are not included since they are considered to be fully vested at December 31, 2024.

(4) The amounts for RSUs are calculated based on the number of unvested RSUs and the closing price of our common stock on the NYSE on the last trading day of 2024 ($63.66).

Pay Ratio Disclosure

Mr. Oswald's 2024 annual total compensation was $9,723,566 and the 2024 annual total compensation of the median compensated employee as of December 31, 2024, other than our CEO, Stephen G. Oswald, was $77,594. The ratio of these amounts was 125-to-1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on payroll records and the methodology described below. For these purposes, we identified the median compensated employee using base annual pay, excluding overtime, for calendar year 2024, for all full-time, part-time, seasonal and temporary workers as of December 31, 2024. Base annual pay, excluding overtime, was annualized for any permanent employee who did not work for the entire year. As a result, we used an employee population of 2,180 for purposes of determining the compensation of our median employee.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance Table

The Pay Versus Performance Table, associated narratives and other tables which follow, describe how compensation actually paid to our Named Executive Officers aligns to our financial performance for the years ended December 31, 2024, 2023, 2022, 2021 and 2020, as required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K.

Pay versus Performance Table*

(a) Year	(b) Summary Compensation Table Total for PEO[1]	(c) Compensation Actually Paid to PEO[2]	(d) Average of Summary Compensation Table Total for Non-PEO NEOs[3]	(e) Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		(h) Net Income[12]	(i) Operating Income[13]
					(f) Total Shareholder Return[5]	(g) Peer Group Total Shareholder Return[6]		
2024	$ 9,723,566	$ 21,282,214	$ 2,093,328	$ 3,369,801	$ 126	$ 112[7]	$ 31.5M	$ 52.2M
2023	$ 8,280,943	$ 8,341,624	$ 1,433,179	$ 1,406,159	$ 103	$ 102[8]	$ 15.9M	$ 28.9M
2022	$ 6,715,767	$ 7,935,272	$ 1,211,916	$ 1,337,524	$ 99	$ 67[9]	$ 28.8M	$ 39.8M
2021	$ 6,299,099	$ 5,443,103	$ 1,150,893	$ 984,658	$ 93	$ 87[10]	$ 25.5M	$ 48.8M
2020	$ 4,977,506	$ 8,347,343	$ 1,021,275	$ 1,455,593	$ 106	$ 98[11]	$ 29.2M	$ 45.5M

* The amount of Compensation Actually Paid to the PEO and Non-PEO NEOs in columns (c) and (e) above does not reflect the actual amount of compensation earned or paid out to each NEO during the applicable fiscal year. A portion of the year-over-year increase in Compensation Actually Paid is reflective of the impact of the significant growth in the Company's market capitalization and our increased stock price on outstanding equity awards held by our NEOs, both of which greatly benefit shareholders.

(1) The dollar amounts reported are the total compensation reported in the Summary Compensation Table for our PEO. Our PEO for all five years covered by the Pay Versus Performance table was Stephen G. Oswald.

(2) The dollar amounts reported represent the amount of "compensation actually paid" to Mr. Oswald, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. As our PEO does not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table related to the value of benefits under such plans. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to PEO[c]
2024	$ 9,723,566	$ 5,831,071	$ 17,389,719	$ 21,282,214
2023	$ 8,280,943	$ 5,001,609	$ 5,062,290	$ 8,341,624
2022	$ 6,715,767	$ 3,914,313	$ 5,133,818	$ 7,935,272
2021	$ 6,299,099	$ 4,370,320	$ 3,514,324	$ 5,443,103
2020	$ 4,977,506	$ 2,251,772	$ 5,621,609	$ 8,347,343

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year that were Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from Prior Fiscal Year End until the Vesting Date for Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2024	$ 6,378,790	$ 1,279,087	–	$ 9,731,842	–	–	$ 17,389,719
2023	$ 5,314,566	$ (469,578)	–	$ 217,302	–	–	$ 5,062,290
2022	$ 4,984,375	$ 176,717	–	$ (27,274)	–	–	$ 5,133,818
2021	$ 3,551,870	$ (861,732)	–	$ 824,186	–	–	$ 3,514,324
2020	$ 4,632,761	$ 996,722	–	$ (7,874)	–	–	$ 5,621,609

(c) In accordance with SEC rules, the amount in this column for each covered year has been calculated by subtracting the amount reported in the "Reported Value of Equity Awards" column for such covered year from the amount reported in the "Reported Summary Compensation Table Total for PEO" column for such covered year and then adding to such figure the amount reported in the "Equity Award Adjustments" column for such covered year.

(3) The dollar amounts reported represent the average of the amounts reported for our NEOs as a group (excluding our CEO)("Non-PEO NEOs") in the "Total" column of the Summary Compensation Table in each applicable year. Non-PEO NEOs in 2024 included: Suman B. Mookerji, Jerry L. Redondo, Laureen S. Gonzalez and Rajiv A. Tata. Non-PEO NEOs in 2023 included: Suman B. Mookerji, Jerry L. Redondo, Laureen S. Gonzalez, Rajiv A. Tata and Christopher D. Wampler. Non-PEO NEOs in 2022 included: Jerry L. Redondo, Laureen S. Gonzalez, Rajiv A. Tata and Christopher D. Wampler. Non-PEO NEOs in 2021 included: Jerry L. Redondo, Rose F. Rogers, Rajiv A. Tata and Christopher D. Wampler. Non-PEO NEOs in 2020 included: Jerry L. Redondo, Rose F. Rogers, Rajiv A. Tata and Christopher D. Wampler.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-PEO NEOs as a group during the applicable year. As our Non-PEO NEOs do not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table totals related to the value of benefits under such plans. In accordance with the SEC rules, the following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs(b)
2024	$ 2,093,328	$ 799,412	$ 2,075,885	$ 3,369,801
2023	$ 1,433,179	$ 507,089	$ 480,069	$ 1,406,159
2022	$ 1,211,916	$ 490,566	$ 616,174	$ 1,337,524
2021	$ 1,150,893	$ 534,595	$ 368,360	$ 984,658
2020	$ 1,021,275	$ 328,671	$ 762,989	$ 1,455,593

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year that were Unvested at Year End	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value from Prior Fiscal Year End until the Vesting Date for Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2024	$ 893,192	$ 210,758	–	$ 971,935	–	–	$ 2,075,885
2023	$ 539,098	$ (43,358)	–	$ (15,670)	–	–	$ 480,069
2022	$ 603,136	$ 29,751	–	$ (16,713)	–	–	$ 616,174
2021	$ 408,433	$ (94,674)	–	$ 54,601	–	–	$ 368,360
2020	$ 696,886	$ 112,329	–	$ (46,226)	–	–	$ 762,989

(b) In accordance with SEC rules, the amount in this column for each covered year has been calculated by subtracting the amount reported in the "Average Reported Value of Equity Awards" column for such covered year from the amount reported in the "Average Reported Summary Compensation Table Total for Non-PEO NEOs" column for such covered year and then adding to such figure the amount reported in the "Average Equity Award Adjustments" column for such covered year.

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated.

(7) Please see the "Benchmarking and Proxy Talent Peer Groups" section of the Compensation Discussion and Analysis section for a list of the proxy talent peer group used to determine 2024 compensation, which was the same group used to determine 2023 compensation.

(8) The proxy talent peer group used to determine 2023 compensation for our PEO and Non-PEO NEOs included: AAR Corporation, AeroVironment, Inc., Astronics Corporation, Barnes Group, Inc., CIRCOR International, Inc., Heico Corporation, Hexcel Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings, Inc. and Triumph Group, Inc.

(9) The proxy talent peer group used to determine 2022 compensation for our PEO and non-PEO NEOs included: AAR Corporation, Astronics Corporation, Barnes Group, Inc., CIRCOR International, Cubic Corporation, HEICO Corporation, Hexcel Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings, Inc.

(10) The proxy talent peer group used to determine 2021 compensation for our PEO and non-PEO NEOs included: AAR Corp., Aerojet Rocketdyne Holdings, Inc., Astronics Corporation, Barnes Group Inc., CIRCOR International, Inc., Cubic Corporation, Heico Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc. and RBC Bearings Incorporated.

(11) The proxy talent peer group used to determine 2020 compensation for our PEO and non-PEO NEOs included: AAR Corp., Aerojet Rocketdyne Holdings, Inc., Astronics Corporation, Barnes Group, Inc., CIRCOR International, Inc., Cubic Corporation, Heico Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc. and RBC Bearings Incorporated.

(12) 2021 Net Income excludes $110M attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena, CA performance center.

(13) Operating income decreased between 2022 and 2023 due to $11.9 million in restructure expenses related to the repositioning of production at three of our performance centers in conjunction with our 2022 restructure plan to enhance the cost structure of our operations.

As described in more detail above in our "2024 Compensation Discussion and Analysis", we use various measures to align the compensation of our named executive officers with Company performance.

The following tabular list identifies, in alphabetical order, the financial measures we have determined to be the most important to link compensation actually paid to both our PEO and NEOs for the most recently completed fiscal year:

Cash Flow from Operations	Net Revenue
Diluted Earnings per Share	Operating Income
Net Income	

Not all of these measures are presented in the Pay versus Performance table. The Company has generally sought to incentivize long-term performance, and therefore has not specifically aligned the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year.

In accordance with such rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

The graphs below illustrate our TSR compared to our proxy talent peer group's TSR over the period 2020 to 2024:



DCO TSR vs. Talent Peer Group TSR[1]

DCO TSR | 2020-2021 Peer Group TSR
2022 Peer Group TSR | 2023-2024 Peer Group TSR

Compensation Actually Paid vs. DCO TSR[2][3]

CAP to PEO | Avg. Comp Actually Paid to | DCO TSR

(1) Total Shareholder Return: Company versus Proxy Talent Peer Group.

(2) "Compensation Actually Paid" versus Company Total Shareholder Return.

(3) The amount of Compensation Actually Paid to the PEO and Non-PEO NEOs reflected in the graph above does not reflect the actual amount of compensation earned or paid out to each NEO during the applicable fiscal year. A portion of the year-over-year increase in Compensation Actually Paid is reflective of the impact of the significant growth in the Company's market capitalization and our increased stock price on outstanding equity awards held by our NEOs, both of which greatly benefit shareholders.

As the above graphs illustrate, Ducommun's TSR outperformed that of its proxy talent peer group over the period covered by the Pay versus Performance Table, despite the changes to our proxy talent peer group in each of 2021, 2022 and 2023. In addition, the Compensation Actually Paid to our PEO was proportionately aligned with the Company's TSR over the same prior five-year period.

The graph below illustrates the relationship between our net income, operating income and compensation actually paid to our PEO and non-PEO NEOs:

Net Income vs. Operating Income vs. Comp Actually Paid[4]



(4) "Compensation Actually Paid" versus Net Income and Operating Income rounded to the nearest $100,000.
*   2021 Net Income excludes $110M attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena, CA performance center.

As illustrated in the above graph, on a year-over-year basis our net income more than doubled and our operating income increased by over 80% due to a higher percentage of revenues from engineered products, strategic pricing initiatives, footprint consolidation and lower interest expense. The compensation actually paid to our PEO and non-PEO NEOs increased in a manner reflective of the year-over-year increase in market capitalization of approximately $180M and our all-time high revenues in 2024, and which was consistent with our pay for performance compensation philosophy.

Proposal 3
Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as Ducommun's independent registered public accounting firm for the year ending December 31, 2025. Neither Ducommun's Certificate of Incorporation nor its Bylaws require that shareholders ratify the selection of PwC as Ducommun's independent registered public accounting firm. However, we are requesting ratification because we believe it is a matter of good corporate practice.

If Ducommun's shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC, but may nonetheless retain PwC as Ducommun's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that such change would be in the best interests of Ducommun and its shareholders. A representative of PwC plans to attend the Annual Meeting. That individual will have an opportunity to make a statement and will be available to respond to appropriate questions from shareholders.

> ✓ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025.

Independent Registered Public Accounting Firm

PwC has served as Ducommun's independent registered public accounting firm since 1989, and the Audit Committee has selected PwC as Ducommun's independent registered public accounting firm for the year ending December 31, 2025. PwC has unrestricted access to the Audit Committee to discuss audit findings and other financial matters.

Principal Accountant Fees and Services

PwC billed Ducommun for the following professional services rendered for the years ended December 31, 2023, and December 31, 2024:

	2023	2024
Audit-Related Fees[1]	$2,882,000	$ 2,890,000
Tax Fees[2]	$ 7,100	$ –
All Other Fees[2]	$ 2,000	$ 2,000
TOTAL	**$2,891,100**	**$2,892,000**

(1) *Professional services rendered for the audit of our annual financial statements and review of the financial statements included in our Quarterly Reports on Form 10-Q for services normally provided by the accountant in connection with statutory and regulatory filings for these years, as well as certain transaction review and related expenses.*

(2) *Represents all other fees billed in connection with a subscription to PwC's accounting and disclosure tools and tax-related services associated with the wind-down of the Company's Thailand operations.*

Recommendation to Appoint PwC as Independent Registered Public Accounting Firm

PwC has been Ducommun's auditor since 1989. As in prior years, the Audit Committee undertook a review of PwC in determining whether to select PwC as Ducommun's independent registered accounting firm for 2025 and to recommend ratification of that firm's selection to our shareholders. In that review, the Audit Committee considered a number of factors including:

● Continued independence of PwC;

● Length of time PwC has been engaged by Ducommun;

● Senior management's assessment of PwC's performance;

● Audit and non-audit fees;

● Capacity to appropriately staff the audit;

● Geographic and subject-matter coverage;

● Lead Audit Engagement Partner performance;

● Overall performance;

● Qualifications and quality control procedures; and

● Whether retaining PwC is in the best interests of Ducommun.

Based on this review, the Audit Committee believes that PwC is independent and that it is in the best interests of Ducommun and our shareholders to retain PwC to serve as our independent registered public accounting firm for 2025. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with Ducommun. These include:

● Higher quality audit work and accounting advice due to PwC's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework; and

● Operational efficiencies and a resulting lower fee structure because of PwC's history and familiarity with our business.

In accordance with the Sarbanes-Oxley Act and related SEC rules, the Audit Committee limits the number of consecutive years an individual partner may serve as the lead audit engagement partner to Ducommun to five years. The current lead audit engagement partner is in his fourth year in that role.

Policy for Pre-Approval of Independent Accountant Services

The Audit Committee recognizes the importance of maintaining the independence of our independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Audit Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Audit Committee or its delegate. For audit services, the independent accountant provides the Audit Committee with an engagement letter outlining the scope of audit services to be performed in connection with the year-end audit, the quarterly financial statement reviews for the three quarters of the following year and other audit-related services (which are services that are reasonably related to the performance of the audit or review of our financial statements), and the proposed fees related thereto. If approved by the Audit Committee, this engagement letter is formally signed by the chairman of the Audit Committee acting on behalf of the Audit Committee.

For non-audit services, our management submits to the Audit Committee for approval each year a schedule of non-audit services that it recommends the Audit Committee engage the independent accountant to provide in connection with the year-end audit and during the following year. The schedule includes a description of the planned non-audit services and an estimated budget for such services. In order to promptly handle unexpected requirements, the Audit Committee has delegated to the Chair of the Audit Committee the authority to amend, supplement or modify the schedule of approved permissible non-audit services. The Chair of the Audit Committee reports any such actions taken to the Audit Committee at its next meeting.

The Audit Committee pre-approved 100% of the aggregate fees of the independent registered public accounting firm for 2024 and 2023.

Audit Committee Report

As of the time of this Report, the Audit Committee is made up of four non-employee directors, all of whom are "independent" under applicable listing standards of the NYSE and applicable SEC rules. The Audit Committee is governed by a written charter, which has been adopted by the Board. A copy of the current Audit Committee charter is available on Ducommun's website at http://investors.ducommun.com/static-files/6fa9c6ac-392e-4ea6-9062-167e7f130853.

Ducommun's management is responsible for the preparation, presentation and integrity of the consolidated financial statements, maintaining a system of controls, and having appropriate accounting and financial reporting principles and policies. The independent registered public accounting firm is responsible for planning and carrying out an audit of the consolidated financial statements and an audit of internal controls over financial reporting in accordance with the rules of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion as to the consolidated financial statements' conformity with U.S. generally accepted accounting principles ("GAAP") and as to our internal controls over financial reporting. The Audit Committee monitors and oversees these processes and is responsible for selecting and overseeing Ducommun's independent registered public accounting firm.

As part of the oversight process, the Audit Committee met seven times during 2024. Throughout the year, the Audit Committee met with PwC, management, and the internal auditor, both together and separately in closed sessions. In the course of fulfilling its responsibilities, the Audit Committee did, among other things, the following:

- Reviewed and discussed with management and PwC Ducommun's consolidated financial statements for the year ended December 31, 2024, and the quarters ended March 30, 2024, June 29, 2024, and September 28, 2024;
- Oversaw and discussed with management Ducommun's review of internal controls over financial reporting;
- Reviewed management's representations that Ducommun's consolidated financial statements were prepared in accordance with GAAP and fairly present Ducommun's results of operations and financial position;
- Discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC;
- Received the written disclosures and letter from PwC required by applicable PCAOB requirements regarding PwC's communications with the Audit Committee concerning independence, and discussed with PwC the latter's independence;
- Considered whether the provision of non-audit services by PwC to Ducommun is compatible with maintaining PwC's independence;
- Monitored the Ethics Point reporting system implemented to provide an anonymous complaint reporting process;
- Reviewed the scope of and overall plans for the annual audit and the internal audit program;
- Reviewed new accounting standards applicable to Ducommun with the Chief Financial Officer, internal audit department and PwC;
- Consulted with management and PwC with respect to Ducommun's processes for risk assessment and risk mitigation;
- In conjunction with the Board, reviewed the public disclosure of Ducommun's cybersecurity and data privacy risks and policies and controls designed to mitigate such risks;
- Reviewed the implementation and effectiveness of Ducommun's ethics and compliance program, including processes for monitoring compliance with applicable laws, Company policies, and Ducommun's Code of Business Conduct and Ethics; and
- Reviewed and discussed with management its assessment and report on the effectiveness of Ducommun's controls over financial reporting as of December 31, 2024, which it made based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

The Audit Committee has reviewed and discussed with PwC its review and report on Ducommun's internal controls over financial reporting as of December 31, 2024. Based on the foregoing review and discussions described in this report, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in Ducommun's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee,

Samara A. Strycker–Committee Chair
Richard A. Baldridge
Daniel L. Boehle
Robert C. Ducommun

The above report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Ducommun specifically incorporates this information by reference, and shall not be deemed filed under such Acts.

Questions and Answers about the Proxy Materials and the Annual Meeting

DUCOMMUN INCORPORATED

600 Anton Blvd., Suite 1100
Costa Mesa, California 92626-7100
(657) 335-3665

When and where will the Annual Meeting be held?

We intend to hold the 2025 Annual Meeting of Shareholders of Ducommun (the "Annual Meeting") on Wednesday, April 30, 2025, at 9:00 a.m., Pacific Time, via a live audio webcast on the above date and time, with no physical location for shareholders to attend. You or your proxyholder would be able to participate, vote, and examine our list of shareholders at a virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/ DCO2025 and using your 16-digit control number. We intend for any virtual Annual Meeting to afford shareholders the same general rights and opportunities to participate as they would have at an in-person meeting.

The Annual Meeting audiocast will begin promptly at 9:00 a.m. Pacific Time. Online check-in will begin at approximately 8:45 a.m. Pacific Time. Shareholders are encouraged to access the Annual Meeting early. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

Who is entitled to vote at the Annual Meeting?

Holders of Ducommun's common stock as of the close of business on March 5, 2025 (the "Record Date") are entitled to vote at the Annual Meeting. At the close of business on the Record Date, Ducommun had outstanding 14,863,345 shares of common stock.

Who can participate in the Virtual Annual Meeting?

Only shareholders of the Company as of the Record Date (or their authorized representatives) will be permitted to participate in the Annual Meeting online. To participate in the Annual Meeting online, including to vote and ask questions, stockholders of record should go to the Annual Meeting website at www.virtualshareholdermeeting.com/DCO2025, enter the 16-digit control number included on their proxy card, Notice of Internet Availability of Proxy Materials (the "Notice"), or voting instruction form, and follow the instructions on the website.

If shares are held in street name and the shareholder's Notice or voting instruction form indicates that the shareholder may vote those shares through the www.proxyvote.com website, then the shareholder may access, participate in, and vote at the Annual Meeting with the 16-digit control number indicated on the voting instruction form or Notice. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

For the 10 days before the Annual Meeting, stockholders may view the list of registered stockholders as of the Record Date at the Company's principal place of business, 600 Anton Blvd., Suite 1100, Costa Mesa, California 92626-7100.

Can shareholders ask questions at the Virtual Annual Meeting?

A question and answer session will be held during the Annual Meeting, and shareholders will be able to submit questions before and during the Annual Meeting by visiting www.virtualshareholdermeeting.com/ DCO2025. The Company will try to answer as many shareholder-submitted questions as time permits that comply with the meeting rules of conduct posted on the virtual Annual Meeting website. If a question is not answered due to time constraints, the Company encourages shareholders to contact Mr. Suman Mookerji at (657) 335-3665. More information regarding the question and answer process, including the number and types of questions permitted, the time allotted for questions, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

Why did I receive proxy materials?

We are providing you with these proxy materials in connection with the solicitation by Ducommun's Board of Directors of proxies to be used at our Annual Meeting. This Proxy Statement contains important information regarding the Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote, and information about voting procedures.

Why didn't I receive paper copies of the proxy materials?

A Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement, a proxy card or voting instruction card, and our 2024 Annual Report to Shareholders will be made available to our shareholders on or about March 14, 2025. As permitted by the SEC, we are making our proxy materials available to our shareholders electronically. The Notice of Internet Availability of Proxy Materials contains instructions on how to access an electronic copy of our proxy

materials, including this Proxy Statement and our 2024 Annual Report to Shareholders. The Notice also contains instructions on how to request a paper copy of the Proxy Statement. We believe using electronic delivery will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of the Annual Meeting.

What proposals will be voted on at the Annual Meeting?

At the Annual Meeting, you will be asked to vote on three proposals:

(1) Election of two directors named in this Proxy Statement to serve on the Board of Directors until Ducommun's 2028 Annual Meeting of Shareholders and until their successors have been duly elected and qualified, subject to their earlier, death, resignation or removal;

(2) Approval of Ducommun's executive compensation on an advisory basis; and

(3) Ratification of the selection of PricewaterhouseCoopers LLP as Ducommun's independent registered public accounting firm for the year ending December 31, 2025.

We also will transact any other business that properly comes before the Annual Meeting or any adjournment thereof. The Board does not know of any other business that will be presented for consideration at the Annual Meeting. If any other business properly comes before the Annual Meeting, or any adjournment or postponement thereof, the proxy holders will vote according to their discretion unless such proxies are limited to the contrary.

What are the Board's voting recommendations, and what are the requirements for each proposal to pass?

Proposal	Board voting recommendation	Vote required to pass	Effect of abstentions and broker non-votes
Election of Directors for Class 2028	**FOR** all nominees	The two candidates receiving the highest number of votes will be elected	No effect
Advisory vote to approve executive compensation on an advisory basis	**FOR**	Affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote thereon	Abstentions will count as votes against the proposal Broker non-votes will have no effect
Ratification of the independent registered public accounting firm	**FOR**	Affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote thereon	Abstentions will count as votes against the proposal Broker non-votes will have no effect

How can I vote my shares?

If you are a shareholder of record, there are several ways for you to vote your shares or submit your proxy:

(1) By Telephone—Call (800) 690-6903 prior to the day of the Annual Meeting and follow the instructions on your Notice or proxy card;

(2) By Internet—Before the Annual Meeting by visiting www.proxyvote.com and following the instructions on your Notice or proxy card; During the Annual Meeting by visiting www.virtualshareholdermeeting.com/DCO2025; or

(3) By Mail—If you received your proxy materials by mail, you can sign, date and return the enclosed proxy card.

If your shares are held in the name of a bank, broker or other nominee, your bank, broker or other nominee will tell you how to vote your shares. If you wish to personally vote your shares at the Annual Meeting, you must obtain a legal proxy from your broker or nominee giving you the right to vote the shares.

What does it mean to vote by proxy?

If you vote by proxy, the individuals named on the proxy card will vote your shares in the manner you indicate. You may appoint only one proxy holder or representative to attend the Annual Meeting on your behalf.

How many votes am I entitled to?

In the election of the Class of 2028 directors, holders of common stock have cumulative voting rights, which means you are entitled to a number of votes equal to the number of directors to be elected multiplied by the number of shares you hold on the Record Date. You can cast all of your votes for one candidate or distribute your votes between two candidates. You cannot cast votes for more than two candidates. On all other matters to come before the Annual Meeting, each holder of common stock will be entitled to one vote for each share owned.

What if I submit a proxy but don't give complete voting instructions?

If you submit a proxy without indicating your instructions, your shares will be voted as follows: (1) "FOR" the election of two directors named in the Proxy Statement to serve until Ducommun's 2028 Annual Meeting of Shareholders, (2) "FOR" approval of Ducommun's executive compensation on an advisory basis, and (3) "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as Ducommun's independent registered public accounting firm for the year ending December 31, 2025, and (4) in the proxy holder's discretion on such other business as may properly come before the Annual Meeting or any adjournment thereof.

What if I change my mind after I give my proxy?

You may revoke your proxy at any time before the taking of the vote at the Annual Meeting by (1) sending a written revocation to the Corporate Secretary at the address shown above, (2) submitting a later dated valid proxy, or (3) participating in and voting at the virtual Annual Meeting (although participating in the virtual Annual Meeting will not in and of itself revoke a proxy).

Who will count the votes?

Mr. Richard Leza with the Carideo Group will count the votes and act as the inspector of election at the Annual Meeting.

What is the quorum requirement for the meeting?

In order to conduct business at the Annual Meeting, we must have a "quorum"—meaning that a majority in voting power of the outstanding shares of common stock entitled to vote must be present, either in person or by proxy. Shares of common stock that reflect abstentions and broker non-votes (described in the response to the next question) will be treated as present and entitled to vote for the purposes of establishing a quorum.

What if I own my shares through a bank or broker and don't give voting instructions?

Without your specific voting instructions, your bank or broker will not be allowed to vote your shares at the Annual Meeting on non-routine matters. The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, Inc. our independent agent to receive and tabulate shareholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes. Shares that constitute broker non-votes with respect to a particular proposal will not have any effect on the outcome of that proposal. Because your bank or broker does not have discretion to vote without your instructions on non-routine matters, we strongly encourage you to provide your voting instructions so your shares will be counted.

Your broker, bank or other nominee is not permitted to vote on your behalf in the election of directors (Proposal 1) or the advisory vote on executive compensation (Proposal 2), unless you provide specific instructions to them. Accordingly, if you do not provide timely voting instructions to your broker, bank or other nominee that holds your shares, that institution will be prohibited from voting on all of the proposals in its discretion, except the ratification of the appointment of the independent public accounting firm (Proposal 3).

Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Who is paying for this solicitation?

We intend to solicit proxies by mail, telephone, facsimile, and internet. D. F. King & Co., Inc. has been retained to assist in the solicitation of proxies, for which it will be paid a fee of approximately $8,000 plus reimbursement of out-of-pocket expenses. Brokers, nominees, banks, and other custodians will be reimbursed for their costs incurred in forwarding solicitation material to beneficial owners. All expenses incident to the proxy solicitation will be paid by Ducommun.

I live with another shareholder. Why did we only receive one copy of the proxy materials?

To reduce the expense of delivering duplicate proxy materials to multiple shareholders at the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain shareholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these shareholders notify us that they want to receive separate copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Shareholders who participate in householding will continue to give proxy voting instructions for their individual shares.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our Notice of Internet Availability of Proxy Materials, Annual Report, or Proxy Statement mailed to you in the future, please submit a request in writing or by telephone to our Corporate Secretary at the address or phone number shown above, and we will promptly send you the materials you request. However, if you want to receive a paper proxy card or voting instruction card or other proxy materials for the purposes of this year's Annual Meeting, you will need to follow the instructions included in the Notice of Internet Availability that you received. You can also contact our Corporate Secretary if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.



How can I nominate a candidate for election, or submit a shareholder proposal, for consideration at the 2026 Annual Meeting?

From time to time our individual shareholders submit proposals that they believe should be voted upon by the shareholders. The SEC has adopted regulations that govern the inclusion of such proposals in our annual proxy materials. All such written proposals must be received by our Corporate Secretary at the address shown above no later than November 14, 2025, and must comply with the SEC regulations in order to be considered for inclusion in Ducommun's 2026 proxy materials.

In addition, a shareholder who intends to solicit proxies in support of nominees submitted under the advance notice provisions of our Bylaws must provide the notice required under Rule 14a-19 to the Corporate Secretary not later than March 2, 2026. The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws, which require that nominations for directors and other proposals not intended to be included in the Company's proxy materials must be received by our Corporate Secretary not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty five (35) days before or more than seventy (70) days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting. However, if the first public announcement of the date of such advanced or delayed annual meeting is less than one hundred (100) days prior to the date of such annual meeting, notice of any shareholder proposal will be timely if received no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made.

Annual Report to Shareholders

Our Annual Report to Shareholders for 2024 will be made available to shareholders at or about the same time as this Proxy Statement. Our 2024 Annual Report and Proxy Statement are posted on our website at *http://materials.proxyvote.com/264147*. **If you were a beneficial owner of our common stock on March 5, 2025, and you want a complete copy of our Annual Report on Form 10-K,** including the exhibits thereto, we will provide such materials without charge upon written request to the Corporate Secretary at the address shown above. Our Annual Report on Form 10-K, including the exhibits thereto, is also available through the SEC's website at http://www.sec.gov.

By order of the Board of Directors

Rajiv A. Tata
Secretary

Costa Mesa, California
March 14, 2025

Appendix A

Reconciliation of GAAP and Non-GAAP Financial Measures

This Proxy Statement includes the following financial measures defined as non-GAAP financial measures by the SEC: Adjusted EBITDA, Adjusted EBITDA as a percentage of Revenue and backlog. The tables below reconcile the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Ducommun believes the presentation of these non-GAAP measures provide important supplemental information to management and investors regarding financial and business trends relating to its financial condition and results of operations. Ducommun's management uses these non-GAAP financial measures along with the most directly comparable

GAAP financial measures in evaluating the Company's actual and forecasted operating performance, capital resources and cash flow. The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures included in this Proxy Statement calculated in accordance with GAAP. Ducommun discloses different non-GAAP financial measures in order to provide greater transparency and to help Ducommun's investors to more meaningfully evaluate and compare Ducommun's results to its previously reported results. The non-GAAP financial measures that Ducommun uses may not be comparable to similarly titled financial measures used by other companies.

Reconciliation of GAAP to Non-GAAP Net Income to Adjusted EBITDA

When viewed with our financial results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and accompanying reconciliations, we believe Adjusted EBITDA and Adjusted EBITDA as a percentage of Revenue provide additional useful information to clarify and enhance the understanding of the factors and trends affecting our past performance and future prospects. We define Adjusted EBITDA, explain how it is calculated, and provide a reconciliation to the most comparable GAAP measure in the table below. Adjusted EBITDA and the related financial ratios are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not a measurement of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP, or as an alternative to net cash provided by operating activities as measures of our liquidity. The presentation of these measures should not be interpreted to mean that our future results will be unaffected by unusual or nonrecurring items.

We use Adjusted EBITDA non-GAAP operating performance measures internally as complementary financial measures to evaluate the performance and trends of our businesses. We also present Adjusted EBITDA and the related financial ratios, as applicable, because we believe that measures such as these provide useful information with respect to our ability to meet our operating commitments.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include:

- It does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for, our working capital needs;

- It does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- It is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;
- It does not reflect the impact on earnings or charges resulting from matters unrelated to our ongoing operations; and
- Other companies in our industry may calculate Adjusted EBITDA differently from us, limiting their usefulness as comparative measures.

As a result of these limitations, Adjusted EBITDA and the related financial ratios should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. See our consolidated financial statements contained on Form 10-K filed with the SEC.

Even with the limitations above, we believe that Adjusted EBITDA is useful to an investor in evaluating our results of operations as this measure:

- Is widely used by investors to measure a company's operating performance without regard to items excluded from the calculation of such terms, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;



- Helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating performance; and

- Is used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

The following financial items have been added back to or subtracted from our net income when calculating Adjusted EBITDA:

- Interest expense may be useful to investors for determining current cash flow;

- Income tax expense (benefit) may be useful to investors because it represents the taxes which may be payable for the period and the change in deferred taxes during the period, and may reduce cash flow available for use in our business;

- Depreciation may be useful to investors because it generally represents the wear and tear on our property and equipment used in our operations;

- Amortization expense may be useful to investors because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights;

- Stock-based compensation expense may be useful to our investors for determining current cash flow;

- Guaymas fire related expenses may be useful to our investors in evaluating our core operating performance;

- Other fire related expenses may be useful to our investors in evaluating our core operating performance;

- Gain on sale-leaseback may be useful to our investors in evaluating our core operating performance;

- Insurance recoveries related to loss on operating assets (property and equipment, inventories, and other assets) may be useful to our investors in evaluating our core operating performance;

- Insurance recoveries related to business interruption may be useful to our investors in evaluating our core performance;

- Success bonus related to completion of sale-leaseback transaction may be useful to our investors in evaluating our core operating performance;

- Purchase accounting inventory step-ups may be useful to our investors as they do not necessarily reflect the current or on-going cash charges related to our core operating performance;

- Restructuring charges may be useful to our investors in evaluating our core operating performance;

- Professional fees related to unsolicited non-binding acquisition offer may be useful to our investors in evaluating our core operating performance;

- Loss on extinguishment of debt may be useful to our investors for determining current cash flow;

- Other debt refinancing costs may be useful to our investors in evaluating our core operating performance;

- Gain on divestitures may be use ful to our investors for determing current cash flows; and

- Asset impairments (including goodwill and intangible assets) may be useful to our investors because it generally represents a decline in value in our assets used in our operations.

Reconciliations of GAAP to Non-GAAP net income to Adjusted EBITDA and the presentation of net income as a percentage of net revenues and Adjusted EBITDA as a percentage of net revenues were as follows:

	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
GAAP Net income (loss)	$ 31,495	$ 15,928	$ 28,789	$ 135,536	$ 29,174	$ 32,461	$ 9,035	$ 20,077	$ 25,261	$ (74,879)
Non-GAAP Adjustments:										
Interest expense	15,304	20,773	11,571	11,187	13,653	18,290	13,024	8,870	8,922	18,709
Income tax expense (benefit)	5,412	451	4,533	34,948	2,807	5,302	1,236	(12,468)	12,852	(31,711)
Depreciation	16,328	15,473	14,535	14,051	13,824	13,519	13,501	13,162	13,326	15,707
Amortization	17,110	17,098	16,886	14,338	15,026	14,786	11,795	9,683	9,534	11,139
Stock-based compensation expense[1][2]	17,836	15,045	10,744	11,212	9,299	7,161	5,040	4,675	3,007	3,495
Guaymas fire related expenses	–	3,896	4,466	2,486	1,704	–	–	–	–	–
Other fire related expenses	–	477	–	–	–	–	–	–	–	–
Gain on sale-leaseback	–	–	–	(132,522)	–	–	–	–	–	–
Insurance recoveries related to loss on operating assets	–	(5,724)	–	–	–	–	–	–	–	–
Insurance recoveries related to business interruption	–	(2,289)	(5,400)	–	–	–	–	–	–	–
Success bonus related to completion of sale-leaseback transaction[3]	–	–	–	1,451	–	–	–	–	–	–
Inventory purchase accounting adjustments[4]	2,269	5,531	1,381	106	–	511	622	1,235	–	–
Restructuring charges[5]	7,656	14,855	6,686	–	2,424	–	14,792	8,838	182	2,125
Professional fees related to unsolicited non-binding acquisition offer	3,145	–	–	–	–	–	–	–	–	–
Loss on extinguishment of debt	–	–	295	–	–	180	926	–	–	14,720
Other debt refinancing costs	–	–	224	–	–	77	697	–	–	–
Gain on divestitures, net[6]	–	–	–	–	–	–	–	–	(17,604)	–
Goodwill impairment[7]	–	–	–	–	–	–	–	–	–	57,243
Intangible asset impairment[8]	–	–	–	–	–	–	–	–	–	32,937
Asset impairment	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	$116,555	$ 101,514	$ 94,710	$ 92,793	$ 87,911	$92,287	$ 70,668	$ 54,072	$55,480	$ 49,485
Net income as a % of net revenues	4.0%	2.1%	4.0%	21.0%	4.6%	4.5%	1.4%	3.6%	4.6%	-11.2%
Adjusted EBITDA as a % of net revenues	14.8%	13.4%	13.3%	14.4%	14.0%	12.8%	11.2%	9.7%	10.1%	7.4%

(1) 2024, 2023, and 2022 included $3.7 million, $2.7 million, and $1.2 million, respectively, of stock-based compensation expense for awards with both performance and market conditions that will be settled in cash.

(2) 2024, 2023, and 2022 included $0.5 million, $0.5 million, and $0.2 million of stock-based compensation expense that was recorded as part of cost of sales.

(3) 2021 included $1.3 million of success bonus related to the completion of the sale-leaseback transaction that was recorded as part of cost of sales.

(4) 2024, 2023, 2022, 2021, 2019, 2018, and 2017 included inventory purchase accounting adjustments of inventory that was stepped up as part of our purchase price allocation from our acquisitions of BLR Aerospace, L.L.C. ("BLR"), Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal"), Nobles Worldwide, Inc. ("Nobles"), Certified Thermoplastics Co., LLC ("CTP"), and Lightning Diversion Systems, LLC ("LDS") in April 2023, December 2021, October 2019, April 2018, and September 2017, respectively, and is part of our Structural Systems, Structural Systems, Structural Systems, Structural Systems, and Electronic Systems operating segment, respectively.

(5) 2024, 2023, 2022, 2018, and 2017 included $1.2 million, $0.3 million, $0.5 million, $0.1 million, and $0.5 million, respectively, of restructuring charges that were recorded as cost of sales.

(6) 2016 included gain on divestitures, net in our Electronic Systems operating segment related to the divestitures of our Pittsburgh and Miltec operations.

(7) 2015 included goodwill impairment related to the Structural Systems operating segment.

(8) 2015 included intangible asset impairment related to the Electronic Systems operating segment.

Reconciliation of GAAP to Non-GAAP – Adjusted Operating Income

See explanation of items added back to our operating income in "Reconciliation of GAAP to Non-GAAP Net Income to Adjusted EBITDA" above.

	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
GAAP Operating income	$ 52,211	$ 28,917	$ 39,788	$ 48,881	$ 45,506	$ 56,233	$ 23,918	$ 15,634	$ 29,216	$ (75,309)
Adjustments to GAAP Operating Income:										
Restructuring charges	7,656	14,855	6,686	–	2,424	–	14,792	8,838	182	–
Inventory purchase accounting adjustments	2,269	5,531	1,381	106	–	511	622	1,235	–	–
Professional fees related to unsolicited non-binding acquisition offer	3,145	–	–	–	–	–	–	–	–	–
Guaymas fire related expenses	–	3,896	4,466	2,486	1,704	–	–	–	–	–
Other fire related expenses	–	477	–	–	–	–	–	–	–	–
Other income	–	222								
Other debt refinancing costs	–	–	224	–	–	77	697	–	–	–
Success bonus related to completion of sale-leaseback transaction	–	–	–	1,451	–	–	–	–	–	–
Amortization of acquisition-related intangible assets	8,930	8,288	6,449	4,893	4,856	2,913	2,038	445	–	–
Non-GAAP Adjusted Operating Income	$ 74,211	$ 62,186	$ 58,994	$ 57,817	$ 54,490	$ 59,734	$ 42,067	$ 26,152	$ 29,398	$ (75,309)
% of net revenues	9.4%	8.2%	8.3%	9.0%	8.7%	8.3%	6.7%	4.7%	5.3%	-11.3%

Reconciliation of GAAP to Non-GAAP – Backlog

Performance obligations are defined as customer placed purchase orders with firm fixed price and firm delivery dates. We define backlog as customer placed purchase orders and long-term agreements ("LTAs") with firm fixed price and expected delivery dates of 24 months or less. The majority of the LTAs do not meet the definition of a contract under ASC 606 and thus, the backlog amount disclosed in this Proxy Statement may or may not be greater than the remaining performance obligations disclosed under ASC 606.

Backlog is subject to delivery delays or program cancellations, which are beyond our control. Backlog is affected by timing differences in the placement of customer orders and tends to be concentrated in some of our programs.

	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Remaining performance obligations[1]	$ 1,012,600	$ 963,500	$ 853,000	$ 761,400	$ 779,700	$ 745,300	$ 722,800	$ –	$ –	$ –
Backlog	$ 1,060,819	$ 993,568	$ 960,820	$ 905,187	$ 807,741	$ 910,221	$ 863,589	$ 726,478	$ 641,252	$ 574,351

(1) Remaining performance obligations did not exist prior to the adoption of ASC 606 in 2018.

NOTE: There is no reconciliation between GAAP remaining performance obligations and the non-GAAP backlog amount.



Reconciliation of GAAP to Non-GAAP – Adjusted Diluted Earnings Per Share

See explanation of items added back to or subtracted from our GAAP diluted earnings per share in "Reconciliation of GAAP to Non-GAAP Net Income to Adjusted EBITDA" above.

		2024		2023		2022		2021		2020
GAAP Diluted EPS	$	2.10	$	1.14	$	2.33	$	11.06	$	2.45
Adjustments to GAAP Diluted EPS:										
Restructuring charges		0.51		1.06		0.54		–		0.20
Professional fees related to unsolicited non-binding acquisition offer		0.21		–		–		–		–
Inventory purchase accounting adjustments		0.15		0.40		0.11		0.01		–
Guaymas fire related expenses		–		0.28		0.36		0.20		0.14
Other fire related expenses		–		0.03		–		–		–
Insurance recoveries related to loss on operating assets		–		(0.41)		–		–		–
Insurance recoveries related to business interruption		–		(0.16)		(0.44)		–		–
Gain on sale-leaseback		–		–		–		(10.82)		–
Success bonus related to completion of sale-leaseback transaction		–		–		–		0.12		–
Loss on extinguishment of debt		–		–		0.02		–		–
Other debt refinancing costs		–		–		0.01		–		–
Amortization of acquisition-related intangible assets		0.59		0.59		0.54		0.40		0.41
Total Adjustments to GAAP Diluted EPS Before Provision for Taxes		1.46		1.79		1.14		(10.09)		0.75
Income Tax Effect on Non-GAAP Adjustments[1]		(0.29)		(0.36)		(0.23)		2.28		(0.12)
Non-GAAP Adjusted Diluted EPS	$	3.27	$	2.57	$	3.24	$	3.25	$	3.08
Shares Used for Adjusted Diluted EPS		15,013		13,972		12,366		12,251		11,932

(1)   Includes effective tax rate of 20.0%, 20.0%, 20.0%, 20.0%, and 16.0% for 2024, 2023, 2022, 2021, and 2020 adjustments, respectively, except for 2021 Gain on sale-leaseback which utilized the incremental tax rate of 22.4%.



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